MANAGED VISION • CONSUMER VISION • DISTRIBUTION & TECHNOLOGY

FOCUSED ON OUR CUSTOMERS


for members


employers &
healthplans

OptiCare®

HEALTH SYSTEMS, INC.


patients


eye care
professionals

ANNUAL REPORT • 2003

OptiCare Health Systems, Inc.
PROFILE

OptiCare Health Systems, Inc., an integrated eye care services company, operates in three related segments of the eye care market. Together, these segments cover virtually every major sector of that market:

Managed Vision

We seek to provide excellent vision benefits to employers and managed care organizations and to be recognized as the highest quality provider of managed eye care services in the nation.

- We are one of the largest specialized managers of eye care benefits in the country, administering services to 2 million benefit lives.
- Our newest suite of vision plans is tailored specifically for employer groups, unions, trade organizations and municipalities.
- We contract with insurers, managed care plans, HMOs and other third party payers to manage claims payment administration of eye health benefits.
- Our contracted panel is rapidly growing and currently consists of over 8,000 provider locations, which include ophthalmologists, optometrists and optical dispensaries.
- We employ unique cost containment programs designed to allow us to bring value to our health plan partners.
- Benefits we offer or administer include routine preventive eye examinations, optical goods (e.g., glasses and contact lenses) & medical/surgical eye care.

Consumer Vision

We seek to provide a lifetime of quality eye care and eyewear products for consumers and their families through our expertly-staffed, well-equipped Connecticut eye care centers.

- We operate 18 integrated eye health centers and professional optometric practices and two surgical facilities in Connecticut.
- We sell retail optical products (eyeglasses, contact lenses and related accessories) to consumers and are the second largest optical retailer in Connecticut
- We own a complete manufacturing facility, with state-of-the-art equipment, in which all lenses are manufactured to specifications and supplied to our Connecticut locations and to third parties.

Distribution & Technology

We seek to improve the operating efficiency and profitability of professional eye care practitioners nationwide.

- Through Wise Optical, we sell contact and ophthalmic lenses and other eye care accessories directly to eye care practices. We believe Wise Optical, with over 40,000 SKUs, to be one of the largest distributors of contact lenses in the U.S.
- Our software unit, CC Systems, provides systems and software solutions for both eye care professionals and eyeglass lens manufacturing laboratories.
- Through our wholesale buying group program–one of the largest in the U.S., more than 1,800 eye care professionals obtain optical goods and medical supplies at significant discounts.

OptiCare is headquartered in Waterbury, Connecticut and, through its subsidiaries, has offices in California, Florida, Kansas, New York, North Carolina and Texas. OptiCare has approximately 480 employees and affiliated professionals.

TO OUR STOCKHOLDERS



Dean J. Yimoyines, M.D.
Chairman and Chief Executive Officer

2003 was a year in which OptiCare continued the progress we achieved in 2002 in bolstering our fundamental underpinnings and providing greater value for our customers. During the year we:

- improved our financial stability;
- launched sales and marketing initiatives to create future growth opportunities;
- increased total revenue; and
- strengthened our management team.

Simultaneously, we squarely confronted challenges that arose from the Wise Optical acquisition and we are making significant progress towards the efficient operation of this business.

Let's look at each of these elements to examine more closely how we furthered OptiCare's plan of carefully assembling the building blocks for a stronger company:

- Balance Sheet Strength and Financial Stability – For each of the past three years, we have increased shareholders' equity and decreased debt. In May 2003, we effected a debt for equity exchange primarily through our principal stockholder, Palisade Concentrated Equity Partnership L.P. As of year-end 2003, debt was less than $13 million, while equity and redeemable preferred stock totaled more than $20 million compared to year-end 2002 at which time debt was over $19 million and equity and redeemable preferred stock totaled less than $16 million.

Equity has increased...


Shareholders' Equity & Preferred Stock
Year End 2001 vs. Year End 2002 vs. Year End 2003
($ in thousands)
$7,000
$15,700
$20,000
2001
2002
2003

...Debt has decreased


Total Debt
Year End 2001 vs. Year End 2002 vs. Year End 2003
($ in thousands)
$34,200
$19,400
$12,600
2001
2002
2003

• Sales and marketing – During 2003 we made significant strides in developing effective sales and marketing capabilities for each of our divisions.

To break into a promising new market for OptiCare's Managed Vision business, we initiated a direct-to-employer plan with the launch of a new suite of vision benefit plans aimed toward employers, unions, trade organizations, municipalities and other qualified groups. We developed a new sales force, increasing our sales force from one to six, to market this product line, and launched our own insurance company for it. These new customer acquisition efforts met with success in the three states we initially targeted for development. Managed Vision ended 2003 with over two million members in a customer base that includes three of the five largest managed care organizations and over 8,000 providers in 49 states.

In Consumer Vision, we launched a series of sales programs aimed at increasing the sale of higher margin products, which resulted in improved same store sales for 2003 as compared to 2002. This, along with other operating improvements, led to a 95% increase in segment income for Consumer Vision over 2002.

In Distribution and Technology, our sales force has increased from 1 to 17 with the acquisition of Wise Optical. In addition, we increased value to our customers by adding unique product lines.

• Increased revenues – OptiCare's revenues increased 37% in 2003 over 2002 as we repositioned our portfolio of companies for future growth. We greatly increased our customer base with the addition of Wise Optical's accounts. To drive future revenue growth, we established a new sales force in Managed Vision and increased and augmented our sales force in Distribution and Technology.

The Company's revenue base is now over $125 million


Total Revenue
($ in thousands)
$94,082
$91,531
$125,702
2001
2002
2003

• Strengthened Management Team – Over the past three years, OptiCare has added new management and upgraded the composition of its Board of Directors to fortify our strategic capabilities. In 2003, OptiCare added key management personnel within each of our divisions and in our finance area. These include the new head of Optical Retail, the new head of Managed Vision Sales, and the new Vice President of Finance in Corporate.



During 2003, we also faced head-on the unexpected challenges that arose from the integration of Wise Optical. We acquired Wise Optical, one of the largest contact lens distributors in the U.S., in February 2003. Wise was an attractive choice as a strategic acquisition candidate because it offered OptiCare a leading optical distributor with several key competitive strengths – a well-known brand name, a loyal customer base, and dedicated customer service and operations professionals – and could serve as a platform to enter the distribution market. While we knew that we would need to improve Wise's operations, and we had priced the acquisition accordingly, we nonetheless encountered some complications following the acquisition. In the fall of 2003, we changed management at Wise Optical, moving Gordon Bishop from our Consumer Vision operations to lead Wise Optical. Gordon was the right fit for the position, with over 25 years of optical industry experience. In addition, Gordon brought much needed customer experience and focus to the business.


OptiCare (OPT) Closing Share Price
Year End 2001 vs. Year End 2002 vs. Year End 2003
$1.00
$.50
$.00
$.76
$.38
$.15
12/31/01
12/31/02
12/31/03

As we move into 2004, we have already built upon this stronger foundation. We have won new managed care accounts and extended existing accounts; we are experiencing solid same store sales growth in the Consumer Vision segment and are developing our consumer growth plan, currently testing marketing methods to optimize our efficiency. In addition, our Distribution business showed improvements in the fourth quarter of 2003 and is now running more smoothly. We remain committed to making further progress this year in delivering value to our customers and future returns to our shareholders.

We thank our shareholders for continuing to support our vision and our Board of Directors for its ongoing guidance and many other contributions.

Dean Yimoyines

Dean J. Yimoyines, M.D.
Chairman and Chief Executive Officer



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-15223

OPTICARE HEALTH SYSTEMS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**76-0453392**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
87 Grandview Avenue, Waterbury, Connecticut	**06708**
(Address of Principal Executive Offices)	(Zip Code)

(203) 596-2236
Registrant's Telephone Number, Including Area Code:

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.001 par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). ☐ Yes ☒No

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant (without admitting that any person whose shares are not included in such calculation is an affiliate) computed by reference to the closing market price as reported on the American Stock Exchange on June 30, 2003, the last business day of the registrant's most recently completed second fiscal quarter, was $4,920,389.

The number of shares outstanding of the registrant's Common Stock, par value $.001 per share, as of March 1, 2004, was 30,386,061 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required in Part III of this Annual Report on Form 10-K is incorporated herein by reference to the registrant's Proxy Statement for the 2004 Annual Meeting of Stockholders.

OPTICARE HEALTH SYSTEMS, INC.

FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

The following Business Section contains forward-looking statements, which involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Risk Factors").

General

OptiCare Health Systems, Inc. is an integrated eye care services company focused on providing managed vision and professional eye care products and services. We operate in three distinct segments of the eye care market which, together, cover virtually every major sector of that market:

- Our *Managed Vision Division* contracts with insurers, employer groups, managed care plans, HMOs and other third-party payers to manage claims payment administration of eye health benefits for contracting parties in eight states and to provide insurance coverage relating to certain eye care products and services.

- Our *Consumer Vision Division* sells retail optical products to consumers and owns and/or operates integrated eye health centers, professional optometric practices and surgical facilities in Connecticut where comprehensive eye care services are provided to patients. We also own a manufacturing laboratory in Connecticut, in which prescription eyeglasses are fabricated and supplied to all of our Connecticut locations.

- Our *Distribution & Technology Division* serves the professional eye care market through (i) Wise Optical, a distributor of contact and ophthalmic lenses and other eye care accessories and supplies; (ii) a Buying Group program, which provides group purchasing arrangements for optical and ophthalmic goods and supplies to ophthalmologists, optometrists and opticians, and (iii) CC Systems, which provides systems and software solutions, including production, management and inventory systems, for eye care professionals and for eyeglass manufacturing laboratories.

Our principal executive offices are located at 87 Grandview Avenue, Waterbury, Connecticut, 06708. Our telephone number is (203) 596-2236 and our web site address is www.opticare.com. We include our web site address in this Annual Report on Form 10-K only as an inactive textual reference and do not intend it to be an active link to our web site.

We make available free of charge through the Investor Relations section of our web site our Corporate Code of Conduct and Ethics and our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (the SEC). The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room, 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Because we file reports and other information with the SEC electronically, the public may obtain access to those documents at the SEC's Internet web site: http://www.sec.gov.

The Eye Care Industry

Overview

The eye care market includes both eye care services (including the systems and equipment for delivering such services) and optical products.

In the eye care services sector, eye health professionals, including ophthalmologists and optometrists, provide diagnostic eye examinations and treatment interventions to address complex eye and vision conditions, including disease and/or lack of functionality of the eyes. The most common conditions addressed by eye care professionals are nearsightedness, farsightedness and astigmatism. These eye and vision conditions are treated with surgical intervention (notably, laser surgery), prescription glasses, contact lenses or some combination of these treatments.

The optical products sector of the eye care market consists of the manufacture, distribution and sale of corrective lenses, eyeglasses, frames, contact lenses and other related optical products.

In the U.S., ophthalmologists and optometrists have traditionally delivered eye care services. Optical products are typically dispensed by opticians. Ophthalmologists are specifically trained physicians who have completed four years of medical school, obtained a medical degree and have received specialty training in ophthalmology. Ophthalmologists are licensed to conduct diagnostic examinations and to perform ophthalmic surgery. Optometrists complete four years of optometry school and are generally licensed to perform routine eye examinations and prescribe corrective optical devices (principally eyeglasses and contact lenses). Optometrists do not perform surgery, but often provide pre- and post-operative care. Opticians measure, fabricate, fit and adjust glasses as requested by patients and as prescribed by doctors. They also perform routine repairs and dispense eyeglasses and contact lenses. There are approximately 20,000 practicing ophthalmologists and 31,000 practicing optometrists in the U.S.

The U.S. market for eye care services and optical products is large and growing. Approximately 61% of the U.S. population—169 million people—require some form of vision correction; and over 100 million—or some 60% of those consumers—purchase eye wear each year. Annual market growth rates of 2% to 5% are expected to continue for the next several years. The single most compelling explanation for such growth is demographics, and, specifically the aging baby boom segment of the population. The need for corrective lenses is highly correlated with age. While 63% of 25-44 year-olds need such lenses, 95% of 45-64 year-olds require them. As the median age of the population increases (the portion of the U.S. population age 45 and over is projected to grow 21% from 2001 to 2010), the number of Americans requiring vision correction is expected to grow. Further, the rise of third-party plan providers continues to fuel growth in the industry. Since 1989, the portion of the eye care population covered by third-party plan providers has grown from 40% to 54%.

Eye care in the U.S. is a $45 billion market. Of that, approximately $29 billion is spent annually on health care services related to eye care. In addition, consumers spend approximately $16 billion annually on retail optical products, of which approximately 84%—or $14 billion—is spent on lenses and frames, while approximately 12%—or $2 billion—is spent on contact lenses (with the balance, approximately 4% or $0.6 million, being spent on sunglasses).

We do business *in* both sectors of this market (i.e., by providing eye care services and selling optical products). We also do business *across* both sectors of this market (i.e., by providing managed vision services with respect to *both* eye care services and optical products).

Eye Care Services and Products

We expect the demand for optical products and eye care services to show steady growth. We believe that the aging of the population, including the "baby boom" generation, will increase the demand for optical products and eye care services such as the medical and surgical treatment of such common disorders as glaucoma, macular degeneration, diabetic retinopathy and cataracts. For instance, Glaucoma affects approximately 3 million people in the U.S. and is projected by industry sources to double by 2030. 2.7 million cataract surgeries were performed in 2002, and that number is expected to increase to approximately 3.2 million by 2007. Since patients over the age of 65 are most affected by these eye disorders, the Medicare program is the primary payer for treatment, including surgical treatment, of these disorders.

Managed Vision Services

According to InterStudy, a health care research firm, as of January 2002, total U.S. enrollment in health maintenance organizations was 76.1 million. Additionally, approximately 80 million Americans are enrolled in preferred provider organizations. Almost all health care insurance plans cover medical/surgical treatment of eye disorders and many also provide vision care benefits, including routine eye exams and optical products.

We believe that enrollment in health care insurance plans, which provide coverage of eye care services will continue to grow. We expect this trend will be supported by managed care plans offering enhanced vision and eye care benefits in order to more aggressively compete for potential membership.

Further, vision care coverage is the fastest growing employee benefit. Vision is a low-cost, high perceived value benefit, rated by employees as one of the three most important benefits. The percentage of employers offering vision benefits rose from 34% in 1996 to 56% in 2000, the latest year for which such statistics are available.

Description of Business Divisions

Our business operations are managed through three divisions which, together, cover virtually every major sector of the eye care market: Managed Vision; Consumer Vision; and Distribution & Technology.

Managed Vision Division

Description

Our Managed Vision Division contracts with insurers, insurance fronting companies, employer groups, managed care plans, HMOs and other third-party payers to manage claims payment and administration of eye health benefits for those contracting parties in Connecticut, Colorado, Georgia, Missouri, New York, North Carolina, Tennessee and Texas. The typical range of benefits administered includes well eye exams, prescription optical products and medical and surgical services related to eye care.

We have leveraged our leadership position in key markets to build a strong provider base of eye care professionals: ophthalmologists, optometrists and opticians. We verify and approve the credentials of these providers, ensuring they meet plan and regulatory standards. We educate these providers concerning the plan benefits which we administer and then streamline the authorization and claims payment process.

We believe that our managed care services provide significant value to third-party payers by delivering high quality managed eye care benefits to plan members and comprehensive, cost-effective administrative services to the third-party payers. We believe that we are well positioned to compete for all types of eye care contracts because of our managed care expertise, sophisticated information systems, third party provider relationships and operating history.

Strategy

Recognizing the significant growth potential of this market segment, we are:

- Expanding our sales and marketing capabilities to organically grow in certain South-East and North-East markets;
- Positioning ourselves to contract for business directly with employer groups and other associations, thereby reaching another sector of the third-party payer market and broadening the base of our revenue stream;
- Increasing our market density, which will enable us to offer cost advantages by directing volume to targeted manufacturers, thereby increasing the value of our services to the practitioners who contract with us; and
- Offering non-insurance related products, including Administrative Services Only (ASO) and IRC Section 125 plans, with benefits that include the administration of well eye examinations and/or prescription optical products.

Market Position

As of December 31, 2003, we administered eye care benefit programs, delivered through networks of eye care professionals nationwide, for approximately 2 million benefit enrollees under capitation (i.e., payment by an insurer to a managed care entity or network of a fixed amount per member or per enrollee each month, quarter or year) and/or fee-for-service arrangements.

Customers

Our Managed Care Vision Benefits' customers include insurers, managed care plans, HMOs and other third-party payers. With the advent of our Direct-to-Employer suite of products, our customer base is being enlarged to include, among others, employers, employer groups, unions, trade organizations and municipalities. We have six managed vision contracts with two insurers, CIGNA and United St. Louis, which account for 14 % of the our consolidated revenue in 2003. CIGNA experienced a decline in membership in January 2004, which translates into a $2.0 million decline in our annual revenue, however, a new contract with a different payor became effective March 1, 2004, which will offset this decrease in revenue.

Most of our contracts have terms of one to three years and contain an automatic renewal provision for additional one-year periods and grant either party the right to terminate the contract upon 90-180 days' notice.

Products & Services

OptiCare is distinguished in the eye care insurance industry because it offers a number of different risk-bearing contractual relationships for its clients. In addition to traditional "Managed Care Vision Benefits," described in the first point below, we began offering a new suite of products in February of 2003, which we refer to as our "Direct-to-Employer" products, described in the second, third and fourth points below.

- *Managed Care Vision Benefits* – We administer vision benefits for health plans to over 2 million benefit lives under capitation and fee-for-service arrangements. Benefits administered under these programs are for well vision, preventive exams and optical hardware in addition to medical and surgical eye care benefits. We assume partial or full financial risk with respect to nearly all of the lives for which we administer vision benefits. We have been administering benefits of this nature for more than ten years.

- *Insured Vision Plan* – We provide insurance coverage for well vision, preventive examinations and optical hardware through Fidelity Security Life Insurance Company and through our captive insurance company, OptiCare Vision Insurance Company, Inc.

- *Section 125 Vision Plan* – This vision benefit allows qualified groups and individuals to participate in vision programs for well vision, preventive examinations and optical hardware on a pretax basis.

- *ASO Vision Plan* – We administer benefits on a fee basis for well vision, preventive examinations and optical hardware for qualified groups which are self-funded.

Operations

The following are the principal components of our Managed Vision operations:

- *Provider Contracting* – Upon obtaining a managed care contract, we typically define and/or develop a network of ophthalmologists, optometrists and opticians to provide the eye care services required under the contract. Generally, we attempt to contract first with eye care professionals with whom we have an existing contractual relationship. Additionally, we seek to enter into contracts with independent eye care professionals as well as to work in conjunction with our partners to build networks that meet set access standards.

- *Provider Credentialing* – Under most contracts, we "credential" eye care professionals (i.e., establish to both our, and the third-party payer's, satisfaction the credentials of such professionals) who provide the eye care services specified under the contract to the third-party payer's members. In addition to our network enrollment process, we credential when requested by the health plan or as required by state law consistent with the standards established by those plans or applicable law. In those instances, we undertake a review process on each prospective eye care professional, which includes obtaining a copy of the state license and Drug Enforcement Agency number, verifying hospital privileges, liability insurance and board certification and reviewing work history.

  In conducting our credentialing reviews, we apply the national standards—set by the National Committee for Quality Assurance—by which health plans are measured for compliance with quality assurance initiatives. OptiCare was re-awarded accreditation in 2003 as a Credentialing Verification Organization by the National Committee for Quality Assurance for 11 out of 11 elements. Eye care professionals, who are credentialed for our panels, are currently re-credentialed every three years.

- *Claims Payment* – For most contracted payers, we pay claims to our network providers for services rendered in the fulfillment of vision benefits for members. We also have Internet capabilities for authorizations (if needed), direct claim submission and claim tracking. Additionally, we accept claims via electronic data interchange, allowing providers to send claims through their own practice management software. We believe these enhancements have continued to help lower our cost of operations, improve service, and speed the payment cycle to our providers.

  To enhance our claims payment administration, we utilize proprietary systems, which allow us to strictly follow Center for Medicare and Medicaid Services' rules for payment of eye care claims. In addition, we have posted on-line our clinical criteria for treatment of every eye care condition for which we provide covered services. Our providers can use our secure web server to check these criteria and to inform themselves of new or modified criteria as changes occur.

- *Utilization Management* – Our Utilization Management staff ensures that established clinical criteria are followed in provision of services and benefits to members. Using proprietary clinical criteria for eye care procedures that are based on Center for Medicare and Medicaid Services' local carrier policy and the American Academy of Ophthalmology's guidelines, we work with eye care professionals to determine appropriate eye care treatments. While these practices are intended to reduce unnecessary procedures—and therefore costs—there can be no assurance that costs may not become excessive.

- *Plan Member Relations* – Service representatives answer plan members' questions relating to their benefits and the status of their claims and help resolve complaints relating to their eye care treatment. We believe that our issue-resolution structure is unique to the industry and increases plan members' satisfaction with their eye care benefits.

- *Provider Relations* – We continuously educate providers concerning the various plan benefits being administered. In addition, with the assistance of our staff, providers may obtain required authorizations prior to performing certain eye care procedures.

- *Quality Management* – Our Quality Management Department tracks complaints and concerns and conducts surveys for members, providers and payers to ensure that all parties are satisfied with the services and the service levels provided. Department personnel also recommend, or take, steps to address conditions from which valid complaints have arisen. In addition, we perform prospective-outcome studies and other quality assessment studies on the care rendered by our network of providers.

- *Claim Data Analysis* – Our financial analysts review claim and other data to provide feedback to management and to the insurance companies and other payers with which we have claims payment contracts concerning our performance, enabling management to maintain profitability while providing excellent service.

Legal & Compliance

Our Managed Vision Division is subject to the following legal requirements and regulations:

Licensing Requirements. Most states impose strict licensure requirements on health insurance companies, HMOs and other companies that engage in the business of insurance, pre-paid health care or defined managed care activities. In some states, these laws do not apply to the discounted fee-for-service or capitation programs between insurers and provider networks contracting with those insurers.

Certain states, however, such as Texas, where we work strictly on a capitated basis, require that the risk-bearing entity (e.g., the managed care company) be licensed for capitated arrangements unless that entity qualifies under certain exceptions (such as that it be a professional corporation which is owned by eye care providers). We do not qualify for such an exception. As a risk-bearing entity, we are currently licensed only in Texas and operate our capitated arrangements through a wholly-owned, single-service HMO subsidiary, AECC Total Vision Health Plan of Texas, Inc. (See "*—Regulation of Our HMO Subsidiary*")

If we are required to become licensed under the laws of states other than Texas for our Managed Care Vision Benefits products, the licensure process can be lengthy and time consuming. In states where we already are conducting such business, unless the regulatory authority permits us to continue to operate while the licensure process is progressing, we could suffer losses of revenue that would result in material adverse changes in our business while the licensing process is pending. In addition, licensing requirements may mandate strict financial and other requirements we may not immediately be able to meet and which, if waivers or other exemptions are not available, might cause us to withdraw from those states or otherwise cause a material adverse change to our business, operations or financial position. (The same risks may not apply to the same degree for our Direct-to-Employer suite of products due to our relationship with Fidelity Security Life Insurance Company, which is licensed to write life and health insurance in all 50 states (New York, reinsurance only).) Once licensed, we would be subject to regulatory compliance and required to report to the licensing authority.

We also hold a license as a third-party administrator in North Carolina, South Carolina and Texas and are a licensed utilization review agent in South Carolina, Texas, Tennessee and New York. In addition, we have applied for a preferred provider network license in Connecticut.

In New Jersey we have applications on file to become a Certified Organized Delivery System and a third-party administrator.

These same requirements, it should be noted, can also serve as a barrier to entry to competition in states where such licensure is required.

Regulation of Our Capitve Insurance Subsidiary. Our Captive Insurance Company subsidiary, Opticare Vision Insurance Company (OVIC) is a licensed Captive Insurance Company domiciled in South Carolina. It is subject to regulation and supervision by the South Carolina Department of Insurance who requires us to maintain $500,000 of unencumbered capital and surplus.

Regulation of Our HMO Subsidiary. Our Texas HMO subsidiary, AECC Total Vision Health Plan of Texas, Inc. is a licensed single service HMO. It is subject to regulation and supervision by the Texas Department of Insurance, which has broad administrative powers relating to standards of solvency, minimum capital and surplus requirements, maintenance of required reserves, payment of dividends, statutory accounting and reporting practices and other financial and operational matters. The Texas Department of Insurance requires that stipulated amounts of paid-in-capital and surplus be maintained at all times. Our Texas HMO subsidiary is required by terms of an Order of the Commissioner of Insurance, dated August 12, 1999, as modified in November 2003, to maintain a minimum net worth of $500,000. Dividends payable to us by our Texas HMO subsidiary are generally limited to the lesser of 10% of statutory-basis capital and surplus or net income of the preceding year excluding realized capital gains.

Third Party Administration Licensing. Some states require licensing for companies providing administrative services in connection with managed care business. We currently hold third party administrator licenses in North Carolina and Texas. We may seek licenses in the states where they are required for eye care networks, if needed. In the event such licensure is required and we are unable to obtain a license, we may be forced to withdraw from that state, which could have a material adverse effect on our business.

Direct-to-Employer Insurance Products. Fidelity Security Life Insurance Company, a carrier licensed to write life and health insurance in all 50 states (New York, reinsurance only), underwrites our insured product. Fidelity has been rated A- (Excellent), based on an analysis of financial position and operating performance by A.M. Best Company, an independent analyst of the insurance industry. Our insured product, offered through Fidelity, is reinsured through OptiCare Vision Insurance Company, Inc., our wholly-owned subsidiary, which is domiciled in South Carolina and has received approval to operate as a captive insurance company from the South Carolina Department of Insurance.

Preferred Provider Networks. We previously registered as a preferred provider network (PPN) with the Connecticut Office of Health Care Access. In 2003 this regulatory function was transferred to the Department of Insurance and the definition of a PPN was revised to focus on entities assuming financial risk. We have an application pending with the Department of Insurance for a PPN in Connecticut. Many states have provider network licensure registration requirements and many of these mandate that an organization have specified financial reserves or insolvency protections and provide financial reporting and disclosures to state officials. Our activities over time in Connecticut and/or in various other states may subject us to regulation under such arrangements, and our ability to comply with these requirements or to secure the necessary regulatory approval, cannot be assured.

"Any Willing Provider" Laws. Some states have adopted, and others are considering, legislation that requires managed care networks to include any qualified and licensed provider who is willing to abide by the terms of the network's contracts. These laws could limit our ability to develop effective managed care networks in such states. We believe that the medical management and eye care claim data analysis services we offer would provide greater value to our clients if such legislation were adopted in states where we do business. There are currently no states in which we operate our managed care business that have "any willing provider" requirements, although Texas does impose certain anti-discrimination requirements for ophthalmologists and optometrists . Further, with the introduction of our Direct-to-Employer suite of products, we have added business lines which would not be directly affected by adoption of "any willing provider" requirements in the states in which we do such business.

Health Insurance Portability and Accountability Act – Administrative Simplification. The Health Insurance Portability and Accountability Act (referred to as HIPAA), passed in 1996 by Congress, requires the Department of Health and Human Services (referred to as HHS) to enact standards for information sharing, security and the use, disclosure and confidentiality of patients' protected health information. The HHS, in its administrative simplification provisions, has published three sets of final regulations implementing healthcare transactions and privacy standards under HIPAA. These regulations apply to what are termed "covered entities" (i.e., health plan, health care clearinghouse, healthcare provider) and, under terms of the regulations, in certain instances we may be a covered entity and in other instances we may be classified as a business associate of an independent covered entity. In addition, state laws may place additional limitations on the use or disclosure of patients' information.

The first set of final regulations requires covered entities to use uniform standards, including data reporting, formatting and coding, for common healthcare transactions. The Standards for Electronic Transactions Final Rule was published August 2000 and became effective October 2000 with a compliance date of October 2002. The effective date was later delayed to October 2003. We implemented the appropriate compliance initiatives, including systems enhancements, to implement the electronic transaction and code set requirements and we believe we are in compliance with this regulation.

The second set of final regulations imposes new standards relating to the privacy of individually identifiable health information. The Standards for Privacy and Individually Identifiable Health Information Final Rule was published December 2000 and became effective April 2001 with a compliance date of April 2003. These standards require covered entities to comply with rules governing the use and disclosure of protected health information. The standards also require covered entities to enter into certain contractual provisions with any business associate to whom individually identifiable information is disclosed. We implemented appropriate compliance initiatives, including systems enhancements, training and administrative efforts, required to be compliant with the HIPPA Privacy Regulations and we believe we are in compliance with this regulation.

A third set of regulations under HIPAA, the Final Rule for Security Standards, was published in February 2003 with a compliance date of April 2005. The Final Rule establishes minimum security requirements for covered entities to protect health information in electronic form. In some cases, we will also have to comply with applicable state regulations regarding privacy and medical information. We have has created a security plan that includes administrative, technical and physical security safeguards to ensure appropriate compliance by the effective date.

We are currently assessing the security standards to ensure that we have the required systems and procedures in place to comply with the new HIPPA regulations. While we will incur costs to become compliant with the HIPAA regulations, we believe this will not have a significant overall impact on our results of operations. We will continue to monitor new developments under HIPAA and the regulations and pronouncements issued thereunder to ensure compliance.

In addition to its administrative simplification provisions, HIPAA also imposes criminal penalties for fraud against any healthcare benefit program, for theft or embezzlement involving healthcare and for false statements in connection with the payment of any health benefits. These HIPAA fraud and abuse provisions apply not only to federal programs, but also to private health benefit programs. HIPAA also broadened the authority of the Department of Health and Human Services Office of Inspector General, or OIG, to exclude participants from federal healthcare programs. Although we do not know of any current violations of the fraud and abuse provisions of HIPAA, if we were found to be in violation of these provisions, the government could seek penalties against us including exclusion from participation in government payer programs. Significant fines could cause liquidity problems and adversely affect our results of operations.

Interpretation and Implications. Many of the laws described may involve civil and criminal penalties and have been subject to limited judicial and regulatory interpretation. These laws often have been subject to limited judicial and regulatory interpretation. They are enforced by regulatory agencies that are vested with broad discretion in interpreting their meaning. Our agreements and activities have not been examined by federal or state authorities under these laws and regulations. There can be no assurance that review of our business arrangements will not result in determinations that adversely affect our operations or that certain material agreements between us and eye care providers or third-party payers will not be held invalid and unenforceable.

In addition, some of these laws and their interpretation vary from state to state. The regulatory framework of certain jurisdictions may limit our expansion into, or ability to continue operations within, such jurisdictions if we are unable to modify our operational structure to conform to such regulatory framework. Any limitation on our ability to continue operating in the manner in which we have operated in the past could have an adverse effect on our business, financial condition and results of operations.

Competition

Our Managed Vision Division competes with several regional and national eye health companies, which provide services to health plans, associations, employer groups and various other payers. Our largest competitor is Vision Service Plan of America. We also compete for managed care contracts with HMOs, PPOs and private insurers, many of which have larger provider networks and greater financial and other resources than we do. Managed care organizations compete on the basis of administrative strength, size, quality and geographic coverage of their provider networks, marketing abilities, information systems, operating efficiencies and price.

Consumer Vision Division

Description

The Consumer Vision Division provides eye care services and products to consumers through a total of 18 integrated eye health centers and professional optometric practices, a surgery center and a laser correction center we own and/or operate in Connecticut. (In the integrated eye health centers, comprehensive eye care services are provided by ophthalmologists and optometrists.) We also conduct all management, billing, systems and related procedures for the operation of all locations.

Strategy

We are seeking to improve the profitability of our Consumer Vision Division by generating higher volume through existing locations. To do so, we are trading on our promise of "better doctors, better training, better care" and our wide selection of quality brand name and private label products which span a wide range of price points. Further, we are developing and executing test marketing programs to increase optical sales and implementing profit improvement plans throughout the Consumer Vision Division.

Market Position

We are the second largest optical retailer in Connecticut.

Customers

Our customers and patients are individuals who come to us for eye exams, corrective lenses, surgery and non-prescription eyewear, such as sunglasses. We are not dependent upon customers or patients of any particular age, gender, ethnic origin or from any particular community or economic strata.

Products & Services

Integrated Eye Health Centers. Through our nine integrated eye health centers, comprehensive eye care services are provided to individual patients. Such services include medical and surgical treatment of eye diseases and disorders by ophthalmologists, and vision measuring and non-surgical eye care correction and treatment services by optometrists.

Professional Optometric Practices. Our professional optometric practice locations provide vision correction services by optometrists, and/or sell eyeglasses and other optical products. These facilities are either free-standing or are located within our fully integrated eye health centers. Our professional optometric practices provide all customary optical goods and are supported by our billing, collection and information systems. We operate 18 retail optical locations in Connecticut (nine of those facilities also offer medical services and are referred to as the "integrated eye health centers" discussed above).

Surgical Centers. We own and operate two surgery centers in Connecticut, one of which is a laser correction center. In our ambulatory surgery center in Waterbury, Connecticut, ophthalmic surgeons perform a range of eye care surgical procedures, including cataract surgery, and surgical treatment of glaucoma, macular degeneration and diabetic retinopathy. In our laser center in Danbury, Connecticut, we use a VISX excimer laser for the correction of nearsightedness, farsightedness and astigmatism. In these centers, we bill patients (or their insurers, HMOs, Medicare, Medicaid or other responsible third-party payers) for use of the surgery facility. Our surgeons bill the patients separately for their services. For laser correction, patients are billed directly and, generally, we are not reimbursed by third-party payers. Our ambulatory facility in Waterbury is state licensed, approved for the payment of facility fees by most health plans and is Medicare approved.

Manufacturing Laboratory. We also have a complete manufacturing facility in Connecticut, with state of the art equipment, in which lenses are farbricated, surfaced and ground to specifications and supplied to all of our

Connecticut locations. Additionally, our lab manufacturing services are integrated into some of our Managed Vision programs that are administered in Connecticut.

Operations

For our integrated eye health centers, professional optometric practices and surgical centers, we contract with a professional corporation, OptiCare P.C., which employs ophthalmologists and optometrists, to provide surgical, medical, optometric and other professional services to patients. We provide management services to OptiCare P.C. under a renewable professional services and support agreement. We refer to OptiCare P.C. as our "professional affiliate."

We purchase most of our eyeglass frames, ophthalmic lenses, contact lenses and other optical goods and devices through our Buying Group and/or Wise Optical, our optical product distribution company (See "*—Distribution & Technology Division*").

Legal & Compliance

The federal and state governments extensively regulate the health care industry. Our business is subject to numerous federal and state laws and regulations, including the following:

Surgical Facility Regulations. Our licensed ophthalmic outpatient surgical facility in Waterbury, Connecticut is subject to the terms of Certificate of Need approvals from the Office of Health Care Access and licensure under the provisions of the Connecticut Public Health Code. The facility also is a participating provider under the federal Medicare and Connecticut Medicaid programs and has provider agreements with various commercial and governmental third-party payers. Violation of any of the terms and conditions of the Certificate of Need approvals and the Connecticut Public Health Code license governing the facility's operation could result in fines or other sanctions against the facility and its operators, including OptiCare being enjoined or precluded from further operation of the facility. Failure to adhere to the terms of participation for the Medicare or Medicaid programs or a violation of billing or other requirements for the public and private third-party payment programs governing the facility could result in civil or criminal sanctions against the facility and its operators, refund obligations or claims denials and/or termination or exclusion from participation in Medicare, Medicaid or other payer programs. The structure of relationships involving the facility and clinicians providing services in conjunction with the facility also is subject to the federal fraud and abuse statute (the anti-kickback statute) and related state and federal authorities.

Excimer Laser Regulation. Medical devices, including the excimer laser used in our Danbury, Connecticut laser surgery center, are subject to regulation by the U.S. Food and Drug Administration, referred to as the FDA. Failure to comply with applicable FDA requirements could subject us, our affiliated providers or laser manufacturers to enforcement action, product seizures, recalls, withdrawal of approvals and civil and criminal penalties. Further, failure to comply with regulatory requirements, or any adverse regulatory action—including a reversal of the FDA's current position that the use of excimer lasers by physicians outside FDA approved guidelines is a "practice of medicine" decision, which the FDA is not authorized to regulate—could result in a limitation on, or prohibition of, our use of excimer lasers.

Regulation of Laser Vision Marketing. The marketing and promotion of laser correction and other vision correction surgery procedures in the U.S. is subject to regulation by the FDA and the Federal Trade Commission, referred to as the FTC. The FDA and FTC have released a joint communiqué on the requirements for marketing these procedures in compliance with the laws administered by both agencies. The FTC staff also issued more detailed staff guidance on the marketing and promotion of these procedures. It has been monitoring marketing activities in this area through a non-public inquiry to identify activities that may require further FTC attention. The FDA has traditionally taken the position that the promotion and advertising of lasers by manufacturers and physicians should be limited to the uses approved by the FDA. Although the FDA does not prevent non-approved uses of excimer lasers, the FDA reserves the right to regulate advertising and promotion of non-FDA-approved uses.

Corporate Practice of Ophthalmology and Optometry. The laws of a number of states prohibit corporations that are not owned entirely by eye care professionals from:

- Employing eye care professionals;
- Receiving for their own account reimbursements from third-party payers for health care services rendered by licensed professionals;
- Controlling clinical decision-making; or
- Engaging in other activities that constitute the practice of ophthalmology or optometry.

To comply with these requirements, we:

- Perform only non-professional services;
- Contract with our professional affiliate (which is owned by a licensed ophthalmologist), which in turn employs or contracts with licensed ophthalmologists or optometrists to provide professional services to patients;
- Do not represent to the public or customers that we provide professional eye care services (which is done by the professional affiliate); and
- Do not exercise influence or control over the professional practices or clinical judgements of eye care practitioners employed by the professional affiliate.
- Only dispense prescription ophthalmic products under the sole supervision of the employees of the professional affiliate.

Our agreement with our professional affiliate specifically provides that all decisions required by law to be made by licensed ophthalmologists or optometrists shall be made only by such licensed persons, and that we shall not engage in any services or activities which would constitute the practice of ophthalmology or optometry. If health care regulations and their interpretations change in the future, we may have to revise the terms of such agreement to comply with regulatory changes.

Prohibitions of Certain Referrals. The Omnibus Budget Reconciliation Act of 1993 includes a provision that significantly expands the scope of the Ethics in Patient Referral Act, also known as "Stark." The provisions of Stark originally prohibited a physician from referring a Medicare or Medicaid patient to any entity for the provision of clinical laboratory services if the physician or a family member of the physician had an ownership interest in or compensation relationship with the entity. The revisions to Stark prohibit a referral to an entity in which the physician or a family member has a prohibited ownership interest or compensation relationship if the referral is for any of a list of "designated health services", which includes "prosthetic devices." Under federal authority and the standards imposed by various state Medicaid programs, eyeglasses and contact lenses for patients who have undergone certain ophthalmic procedures would be considered prosthetic devices covered by Stark. The Stark regulations provide that the prohibition of referrals for these types of eyewear does not apply if the arrangement between the physician and the eyewear seller conforms to the Anti-Kickback Law and other regulatory requirements. There can be no assurance that future interpretations of such laws and future regulations promulgated thereunder will not affect our existing relationship with our professional affiliate.

State Fee-Splitting and Anti-Kickback Law. Most states have laws which prohibit the paying or receiving of any remuneration, direct or indirect, that is intended to induce referrals for health care products or services and prohibit "fee-splitting" by health care professionals with any party except other health care professionals in the same professional corporation or practice association. In most cases, these laws apply to the paying of a fee to another person for referring a patient or otherwise generating business, and do not prohibit payment of reasonable compensation for facilities and services other than the generation of business, even if the payment is based on a percentage of the revenues of the professional practice. In addition, to the extent we are engaged in the direct delivery of vision care services in a jurisdiction we have to comply with those statutes. There is no express statute on this specific subject in Connecticut.

Federal Anti-Kickback Law. Federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of "federal health care program" patients, or in return for the purchase, lease or order of any item or service that is covered by a "federal health care program." A "federal health care program" includes Medicare, Medicaid, TriCare/CHAMPUS, and certain other state programs funded by the federal government, among others. Pursuant to this law, the federal government has pursued a policy of increased scrutiny of transactions among health care providers in an effort to reduce potential fraud and abuse relating to government health care costs. The Medicare and Medicaid anti-kickback statute (42 USC Section 1320a-7b), referred to as the Anti-Kickback Statute, provides criminal penalties for individuals or entities participating in federal health care programs who knowingly and willfully offer, pay, solicit or receive remuneration in order to induce referrals for items or services reimbursed under such programs. In addition to federal criminal penalties, the Social Security Act provides for civil monetary penalties and exclusion of violators from participation in federal health care programs. A violation of the Anti-Kickback Statute requires the existence of all of these elements: (i) the offer, payment, solicitation or receipt of remuneration; (ii) the intent to induce referrals; (iii) the ability of the parties to make or influence referrals of patients; (iv) the provision of services that are reimbursable under any federal health care programs; and (v) patient coverage under any federal health care program.

To our knowledge, there have been no case law decisions regarding service agreements similar to that which we have with our professional affiliate that would indicate that such agreements violate the Anti-Kickback Statute. Because of the breadth of the Anti-Kickback Statute and the government's active enforcement thereof, there can be no assurance, however, that future interpretations of such laws will not require modification of our existing relationship with our professional affiliate. If our services agreement is ever determined to be in violation of the Anti-Kickback Statute, it is likely that there would be a material adverse impact on our business, financial condition and results of operation.

Advertising Restrictions. Many states have laws which prohibit licensed eye care professionals from using advertising which includes any name other than their own, or from advertising in any manner that is likely to mislead a person to believe that a non-licensed professional is eligible to be engaged in the delivery of eye care services. Advertising is prohibited if it is undertaken in a manner that is deemed inappropriate for a professional or likely to mislead and there are regulatory requirements in Connecticut delineating certain specific requirements in this regard to which we must comply. Our services agreement with our professional affiliate provides that all advertising shall conform to these requirements, but there can be no assurance that the interpretation of the applicable laws or our advertising will not inhibit us or result in legal violations that could have a material adverse effect on us.

Health Insurance Portability and Accountability Act – Administrative Simplification. This federal statute and its regulations, discussed above in *"—Managed Vision Division"* is applicable to the Consumer Vision Division as well.

Interpretation and Implications. The laws described above have civil and criminal penalties and have been subject to limited judicial and regulatory interpretation. They are enforced by regulatory agencies that are vested with broad discretion in interpreting their meaning. Our agreements and activities have not been examined by federal or state authorities under these laws and regulations. There can be no assurance that review of our business arrangements will not result in determinations that adversely affect our operations or that certain material agreements between us and eye care providers or third-party payers will not be held invalid and unenforceable. Any limitation on our ability to continue operating in the manner in which we have operated in the past could have an adverse effect on our business, financial condition and results of operations.

In addition, these types of laws and their interpretation vary from state to state. The regulatory framework of certain jurisdictions may limit our expansion into such jurisdictions if we are unable to modify our operational structure to conform to such regulatory framework.

Competition

The most direct competition for our Consumer Vision Division is with independent ophthalmologists and optometrists, as well as with regional operators of retail optical locations. On a national basis, companies that compete in this sector include retail optical chains, such as LensCrafters, Cole Vision, Pearle Vision, Wal-Mart, Eye Care Centers of America, Eyecare, Consolidated Vision Group, Costco Wholesale, U.S. Vision and D.O.C. Optics. Retail optical operators compete on price, service, product availability and location.

Several of our competitors have greater financial and other resources than we have or may charge less for certain services than we do. However, we believe the integrated nature of our business model provides significant competitive advantages in the marketplace.

Distribution & Technology Division

Our Distribution & Technology Division serves the professional eye care practitioner market in the U.S. and Canada with optical products, collective buying arrangements and software systems and support. We continue to establish a sales function, which will be equipped to communicate, and deliver, to the professional eye care practitioner market the full range of our Distribution & Technology Division's products and services.

Description

We sell optical and ophthalmic goods and related medical supplies to professional eye care practitioners directly, through Wise Optical, one of the largest contact lens distributors in the U.S. and, indirectly, through a "Buying Group" program, which is a specialized group purchasing arrangement for ophthalmologists, optometrists and opticians. Under the trade name CC Systems, OptiCare also designs, develops and markets advanced practice management / point-of-sale computer systems for optometry and ophthalmology practices and for retail optical locations as well as management information systems for optical manufacturing laboratories.

Strategy

As a provider to the professional eye care practitioner of substantially all of the products, services and software needed to successfully operate an eye care practice, we intend to capitalize on the uniquely integrated nature of our business.

We intend to continue the expansion of our distribution of optical and ophthalmic goods and medical supplies through leveraging Wise Optical's field sales/customer service force of nearly 50 individuals nationwide.

We further intend to develop a unified selling strategy, which cross-sells products and services to customers within the Distribution & Technology Division and which makes such products and services available to our other divisions and their customers, as well. A common theme of that selling strategy is "operating efficiency." Through Wise Optical and our Buying Group, we can provide our professional eye care practitioner customers with one-stop-shopping—enabling them to compete more effectively. Through CC Systems, we can provide many of those same customers with the operating efficiencies which arise from utilization of a fully-integrated suite of practice management and eyeglass manufacturing software products.

We intend to expand our Buying Group and Wise Optical volume by directing, as appropriate, our Consumer Vision Division's purchasing requirements through the Buying Group or Wise Optical and by cross-selling such products and services to professional eye care practitioners who are members of our Managed Vision Division provider panels.

Market Position

We are one of the leading integrated providers in the U.S. of optical and ophthalmic goods and related medical supplies and of software systems designed for eye care practitioners and eyeglass manufacturing laboratories.

Within the contact lens market, Wise Optical is one of the largest distributors (to eye care professionals) in the U.S. Wise Optical is also a distributor of ophthalmic lenses, and sales of such lenses are the fastest growing segment of Wise Optical's distribution business. Our Buying Group is also one of the largest of its kind in the U.S. wholesale optical goods market. CC Systems' market share for its practice management / point-of-sale and fabricating management operating and information systems places it among the top five vendors in North America of comparable products to the optical industry.

Customers

Our Wise Optical and Buying Group customers include independent ophthalmology and optometric practices and opticians as well as the integrated eye health centers and professional optometric practices of our Consumer Vision Division. Wise Optical and our Buying Group each have approximately 2,700 and 1,800 active customers, respectively, most of whom are independent eye care practitioners.

Similarly, our software systems' customers are ophthalmology and optometry practices, optical product dispensaries and optical laboratories, based mainly in North America. As of March 1, 2004, we had approximately 70 retail, 100 lens manufacturing, and 20 combined customers using our eye care systems and software services throughout the U.S. and Canada. In addition, ophthalmology and optometry practices use our remote entry software to place orders with laboratories, which also use our software, for custom manufactured lenses for their patients. We are not dependent on any one, or on several, large customers. We believe that there will be increasing demand for management and information systems solutions for independent practitioners (who comprise the majority of practicing ophthalmologists and optometrists) as well as for group practices. We believe these doctors and opticians have the potential to benefit from our services in this area.

Products & Services

We sell optical and ophthalmic goods (e.g., contact lenses, ophthalmic lenses, eyeglass frames and accessories) and related medical supplies to professional eye care practitioners directly, through Wise Optical, and, indirectly, through a "Buying Group" program, which is a specialized group purchasing arrangement for ophthalmologists, optometrists and opticians. Wise Optical is an authorized distributor of contact and ophthalmic lenses manufactured by such major vendors as: Johnson & Johnson, Ciba Vision, Bausch & Lomb, CooperVision, Ocular Sciences and Essilor. Wise Optical also sells Gelflex contact lenses, manufactured by Gelflex Laboratories, and Extreme H_2O, a contact lens designed to withstand dehydration. Wise Optical is also an authorized Hilco distributor, carrying its optical supplies, eyewear accessories, tools and consumer products.

We also sell practice management and point-of-sale software, including Internet-based remote order entry software, which captures and links patient data, provides such data to a remote manufacturing location for immediate custom processing of optical goods, such as eyeglasses and contact lenses, and generates invoices and other record-keeping data. This software supports such aspects of eye health practice management as: billing, collections, record-keeping, production control and inventory control. Our systems work on a stand-alone basis or can be integrated as "partners" with the proprietary products of other manufacturers. One of the advantages of these systems is that they involve a seamless interface from the point at which the patient orders glasses, to the computer-driven eyeglass manufacturing phase and to the billing phase—reducing expense and minimizing the possibility of error.

Operations

Wise Optical purchases and takes possession of inventory and offers it for sale via catalog and on its web site. Orders are taken by customer service representatives, who are our employees, or are submitted by customers on-line. To accommodate time-zone differences and to stay closer to its customers, Wise Optical has customer service offices through which orders may be placed in California, Oregon, Texas, Kansas and North Carolina. Orders are immediately processed, packed and shipped from the Wise Optical warehouse in Yonkers, New York, on the same day they are received. Most orders are delivered to customers the day after the orders were placed. Among our vendors, two, Vistakon and Ciba Vision, receive approximately 72% of the business of Wise Optical. Three others, Bausch & Lomb, Coopervision and Ocular Sciences, account for another 22% of such business. If one or more of these vendors should cease to sell products to Wise Optical, it could have a material adverse effect on our business.

Our Buying Group leverages the purchasing strength of its approximately 2,500 members, of which 1,800 are active, making it possible for them to purchase goods on a discounted basis from one or more suppliers chosen from our national panel of approximately 230 different vendors. We enter into a non-exclusive account relationship with each of the ophthalmologists, optometrists and opticians who are members of the Buying Group. These members may then place orders directly with our contracted vendors. The vendors are required to furnish a discount to the purchasers, ship the product directly to the practice and bill us at the predetermined price. We, in turn, bill the participating practices and bear the credit risk. Earnings of the Buying Group are based on the spread between the merchandise cost to us and the prices paid for the merchandise by Buying Group members. Among our vendors, two, Marchon Eyewear, Inc., and Safilo USA, Inc., receive approximately 25% of the business of our Buying Group members. Five others, Silhouette Optical Ltd., Essilor of America, Inc., Ciba Vision, Coopervision, Inc. and Viva International Group, account for another 25% of such business. If one or more of these vendors should cease to allow our members to purchase products from them through our Buying Group, it could have a material adverse effect on our business.

CC Systems' sales are made on a direct basis and leads are developed through various sources. These include: customer word-of-mouth and software partner leads (Misys, IDX, Gerber Coburn, etc.) as well as trade show attendance. Products are delivered, installed and supported by our installation and support group and by our subcontractors. We also re-market computer and network hardware, adding value through our software installation and configuration.

Competition

There are 17 primary contact lens distributors in the U.S., with Wise Optical being, we believe, one of the largest distributors of soft contact lenses. These distributors compete on price and variety of products, which are based, in part, on allowances and authorizations from the contact lens manufacturers. Buying group organizations compete on the basis of price, size and purchasing power of their members, the strength of their credit, and the strength of their supplier agreements and relationships. We also compete with a range of systems and software vendors which cater to eye health professionals. We believe we are distinguished from our competition by our software products' sophisticated interfaces, scalability and ease of modification.

While some of our competitors have greater financial and other resources than we do, we believe that the comprehensive range of products, services and software, which we offer to the professional eye care practitioner, distinguishes us from many of those competitors.

Trademarks, Domain Names and Assumed Names

We own the following U.S. trademark registrations: OPTICARE and the miscellaneous curve design, which is the OptiCare Health Systems, Inc. logo; EYE CARE FOR A LIFETIME; EYEWEAR AND EYE CARE FOR A LIFETIME; CONNECTICUT VISION CORRECTION; LOSE THE GLASSES, KEEP THE VISION; THE DIFFERENCE IS CLEAR; and KEEPING YOU AHEAD OF THE CURVE. Other trademarks for which applications for U.S. registration are pending are: THE VISION OF HEALTH and DOCTOR'S EXPRESS. We also maintain a common law trademark in CLAIM IT.

We own the following domain names: opticare.com; opticareeye.com; opticare.net; opticare-ehn.com; opticarenas.net; opticareonline.com; optical-online.com, wiseoptical.com, wisecontactus.com, yourlens.com, wisevisiongroup.com, and wiseopticalonline.com.

We operate under the following assumed names: Wise Optical; Wise Optical Vision Group; Wise/Corniche (California); Wise/Gulf Coast (Florida); Wise/North Central (Minnesota); Wise/Contact US (New York); Wise/North West (Oregon); Wise/South West (Texas); Wise/South East (North Carolina); Wise/Mid West (Kansas).

We consider these trademarks, domain names and assumed names important to our business. However, our business is not dependent on any individual trademark or trade name.

Employees

We and our professional affiliate have approximately 482 employees, including 78 ophthalmologists, optometrists and opticians and 39 ophthalmic assistants. These numbers include an aggregate of approximately 58 part-time personnel who work fewer than 30 hours per week. We believe that our relations with our employees are good. We are not a party to any collective bargaining agreement.

ITEM 2. PROPERTIES

We have executive offices in Waterbury, Connecticut, Yonkers, New York, and Rocky Mount, North Carolina.

The Waterbury facility, which contains corporate offices and an integrated eye health center, is leased under three separate leases with remaining terms of six, eight, and eight years, respectively. These leases have renewal options of 20, 20, and 10 years, respectively. The combined base rent is $807,364 per year for a total of 43,592 square feet.

The facilities in Rocky Mount which contain offices for our Managed Vision Division and Buying Group, are leased under one lease which began on August 1, 2002 and which has a remaining term of four years. The base rent for this facility is $184,000 per year for 19,355 square feet.

The Yonkers facility, which contains offices for our Distribution & Technology Division and a sales, service and fulfillment center for our Wise Optical business, is leased under one lease which began in August 2000 and which has a remaining term of seven years. The base rent for this facility is $415,875 per year for 27,575 square feet.

Our Distribution & Technology Division's CC Systems business is primarily conducted from offices in Largo, Florida, which are leased under one lease which began on October 1, 1999 expires in September 2004. The base rent for this facility is $27,000 per year for 2,520 square feet.

The facilities in Waterbury, Connecticut and Largo, Florida, described above, are each leased from parties that are affiliated or associated with one of our executive officers.

We lease 22 additional offices in the states of Connecticut, California, New York, North Carolina, Kansas and Texas, principally for our Consumer Vision and Distribution & Technology Division operations. These leases have remaining terms of up to ten years. Many of these leases are also subject to renewal options. We believe our properties are adequate and suitable for our business as presently conducted.

ITEM 3. LEGAL PROCEEDINGS

Health Service Organization Lawsuits

In September and October 2001, the following actions were commenced: *Charles Retina Institute, P.C. and Steven T. Charles, M.D. v. OptiCare Health Systems, Inc.*, filed in Chancery Court of Tennessee for the Thirtieth Judicial District at Memphis; *Eye Associates of Southern Indiana, P.C. and Bradley C. Black, M.D. v. PrimeVision Health, Inc.*, filed in United States District Court, Southern District of Indiana; and *Huntington & Distler, P.S.C., John A. Distler, M.D. and Anne C. Huntington, M.D. v. PrimeVision Health, Inc.*, filed in United States District Court, Western District of Kentucky. Plaintiffs (ophthalmology or optometry practices) in each of these actions alleged that our subsidiary, PrimeVision Health, Inc. (referred to as PrimeVision) defaulted under agreements effective as of April 1, 1999 entitled Services Agreement (HSO Model) (referred to as Services Agreements) by failing to provide the services allegedly required under those agreements in exchange for annual fees (referred to as HSO Fees) to be paid to PrimeVision. Plaintiffs also alleged that PrimeVision repudiated any duty to perform meaningful services under the Services Agreements and never intended to provide meaningful services. Plaintiffs seek declaratory relief that they are not required to make any payments of HSO Fees to PrimeVision under the Services Agreements for a variety of reasons, including that plaintiffs are discharged of any duty to make payments, there was no termination of the Services Agreements that would trigger an obligation by plaintiffs to pay PrimeVision the amounts designated in the agreements as being owed upon early termination (referred to as the Buy-out Price), the agreements contained an unenforceable penalty, there was lack of consideration, and there was a mutual and material misunderstanding. Plaintiffs also seek damages for non-performance and breach of duty of good faith and fair dealing, and seek to rescind the Services Agreements for fraud in the inducement, material misrepresentation, and mistake. Finally, plaintiffs seek punitive damages and attorneys' fees, interest and costs. PrimeVision also filed denials of all of the material allegations of the complaints in the *Huntington & Distler* and *Eye Associates of Southern Indiana* cases, and asserted counterclaims to recover HSO Fees and the Buy-out Price.

In November 2001, PrimeVision commenced the following action: *PrimeVision Health, Inc. v. Charles Retina Institute and Steven T. Charles, M.D.* filed in United States District Court for the Eastern District of North Carolina, Western District. In this action, PrimeVision sued in North Carolina, which is its principal place of business, one of the practices which had, in an action cited above, sued it in Tennessee. PrimeVision alleged that the Services Agreement and a Transition Agreement, also entered into by Defendant and PrimeVision in April 1999, were part of an integrated transaction in which many practices (referred to as the Practices) that had previously entered into a physician practice management (referred to as PPM) arrangement with PrimeVision converted to a health service organization (referred to as HSO) model. As part of that integrated transaction, the Practices (including Defendant) repurchased assets that they had sold to PrimeVision in or about 1996 and were able to terminate agreements entered into with PrimeVision in 1996 and the obligations thereunder. PrimeVision sought a declaratory judgment that the Services Agreement is enforceable and that Defendant must pay to PrimeVision the annual HSO Fees required under the Services Agreement or, alternatively, the Buy-out Price.

The Multidistrict Litigation. On March 18, 2002, PrimeVision filed a motion with the Judicial Panel on Multidistrict Litigation in Washington, D.C. (referred to as the Judicial Panel) to transfer the foregoing litigation to a single federal district court for consolidated or coordinated pretrial proceedings. Over the opposition of the plaintiffs, the Judicial Panel granted the motion and ordered that all of the cases be consolidated in the U.S. District Court for the Western District of Kentucky under the caption *In re PrimeVision Health, Inc. Contract Litigation*, MDL 1466 (MDL 1466).

In October and November 2002, PrimeVision commenced the following actions:

1. *PrimeVision Health, Inc. v. The Brinkenhoff Medical Center, Inc., Michael Brinkenhoff, M.D., Tri-County Eye Institute, and Mark E. Schneider, M.D.*, filed in the United States District Court for the Central District of California;

2. *PrimeVision Health, Inc. v. Robert M. Thomas, Jr., M.D., a medical corporation, Robert M. Thomas, Jr., M.D., Jeffrey P. Wasserstrom, M.D., a medical corporation, Jeffrey P. Wasserstrom, M.D., Lawrence S. Rice, a medical corporation and Lawrence S. Rice, M.D.*, filed in the United States District Court for the Southern District of California;

3. *PrimeVision Health, Inc. v. The Milne Eye Medical Center, P.C. and Milton J. Milne, M.D.*, filed in the United States District Court for the District of Maryland;

4. *PrimeVision Health, Inc. v. Eye Surgeons of Indiana, P.C., Michael G. Orr, M.D., Kevin L. Waltz, M.D. and Surgical Care, Inc.*, in the United States District Court for the Southern District of Indiana, Indianapolis Division;

5. *PrimeVision Health, Inc. v. Downing-McPeak Vision Centers, P.S.C. and John E. Downing, M.D.*, in the United States District Court for the Western District of Kentucky, Bowling Green Division;

6. *Prime Vision Health, Inc. v. HCS Eye Institute, P.C., Midwest Eye Institute of Kansas City, John C. Hagan, III, M.D. and Michael Somers, M.D.*, filed in the United States District Court for the Western District of Missouri; and

7. *PrimeVision Health, Inc. v. Delaware Eye Care Center, P.A., a professional corporation; and Gary Markowitz, M.D.*, filed in the Superior Court of the State of Delaware, New Castle County.

PrimeVision requested the Judicial Panel to transfer all of the actions except No. 7 to Kentucky and consolidate them as part of MDL 1466. (Action 7 could not be transferred because it was filed in state court.) The Judicial Panel entered a conditional transfer order for such actions, and because there was no opposition to transfer and consolidation in Actions 4, 5 and 6, they are now part of MDL 1466. One practice defendant in Action 1, and the defendants in Actions 2 and 3 opposed transfer to MDL 1466. On April 11, 2003, the Judicial Panel denied those defendants' motions to vacate the Judicial Panel's order to conditionally transfer the actions to the Western District of Kentucky and ordered the remaining three actions transferred to the Western District of Kentucky for inclusion in the coordinated or consolidated pretrial proceedings occurring there.

The actions filed by PrimeVision contain similar allegations as the action PrimeVision filed against Charles Retina Institute in North Carolina District Court as described above. Instead of declaratory relief, however, PrimeVision seeks money damages for payment of the contractual Buy-Out Price.

All of the defendants have denied the material allegations of the complaints, and the defendants in Actions 3, 4, 5, 6 and 7, above, have asserted counterclaims and seek relief similar to the claims asserted and relief sought by the practices in the *Charles Retina, Eye Associates of Southern Indiana* and *Huntington & Distler* cases. PrimeVision has denied all of the material allegations of the counterclaims.

The parties have exchanged written discovery and have begun taking depositions. PrimeVision also is willing to discuss a potential settlement with any or all of the Practices, although there is no indication that the Practices are prepared to discuss settlement on the same general basis or terms as PrimeVision. At this stage of the actions, we are unable to form an opinion as to the likely outcome or the amount or range of potential loss, if any.

During 2002 and 2003, we reached settlement with two HSO Practices with which we were in litigation and with 11 other practices with which we were not in litigation but where there was a mutual desire to disengage from the Services Agreements. While we continue to meet our contractual obligations by providing the requisite services under our Services Agreements, we are in the process of disengaging from a number of these arrangements.

Other Litigation

OptiVest, LLC v. OptiCare Health Systems, Inc., OptiCare Eye Health Centers, Inc. and Dean Yimoyines, filed in the Superior Court, Judicial District of Waterbury, Connecticut on January 14, 2002. Plaintiff is a Connecticut limited liability corporation that entered into an Asset Purchase Agreement for certain of our assets. We believe we properly cancelled the Asset Purchase Agreement pursuant to its terms. Plaintiff maintains that it incurred expenses in investigating a potential purchase of certain assets, that we misled it with respect to our financial condition, and, as a result, Plaintiff has suffered damages. Plaintiff seeks specific performance of the Asset Purchase Agreement and an injunction prohibiting us from interfering with concluding the transactions contemplated by the Asset Purchase Agreement. Further, Plaintiff alleges a breach of contract with regard to the Asset Purchase Agreement. Plaintiff further alleges we engaged in innocent misrepresentation, negligent misrepresentation, intentional and fraudulent misrepresentation, and unfair trade practices with respect to the Asset Purchase Agreement.

The parties agreed to non-binding mediation, which began in April 2003 and will continue at a later date to be agreed by the parties. At the mediation, OptiVest, LLC agreed to withdraw its lawsuit and continue to attempt to resolve this matter through non-binding mediation. Optivest LLC has withdrawn its lawsuit however non-binding mediation has not been successful and the parties will submit this matter to binding arbitration to be scheduled in the future.

Threatened Litigation

As previously reported, in the fourth quarter of 2002, we received notice from an attorney representing a physician employed by our professional affiliate regarding a possible employment claim and expressing disagreement with the computation of physicians' salaries in the professional affiliate, alleged mismanagement of our company and/or the professional affiliate, possible conflicts of interests and unlawful practice and/or compensation issues. In April 2003 the parties proceeded with non-binding mediation and believed the matter had been resolved, however, since that time the parties have been in discussion regarding the resolution reached at the mediation and no formal settlement agreement has been entered into at this time.

In the normal course of business, the Company is both a plaintiff and defendant in lawsuits incidental to its current and former operations. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 2003 cannot be ascertained. Management is of the opinion that, after taking into account the merits of defenses and established reserves, the ultimate resolution of these matters will not have a material adverse effect in relation to the Company's consolidated financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

We did not submit any matters to a vote of security holders in the fourth quarter of 2003.

Directors and Executive Officers of the Company

The following table sets forth the name, age and position of each of our directors and executive officers as of March 1 2004. Each director will hold office until the next annual meeting of stockholders or until his or her successor has been elected and qualified. Our executive officers are appointed by and serve at the discretion of the Board of Directors.

Name	Age	Position
Dean J. Yimoyines, M.D.	56	Chairman of the Board of Directors and Chief Executive Officer
Eric J. Bertrand	31	Director
Gordon A. Bishop	55	President of Consumer Vision Division and Distribution Sector of Distribution and Technology Division
William A. Blaskiewicz	41	Vice President and Chief Financial Officer
Norman S. Drubner, Esq.	64	Director
Jason M. Harrold	35	President of Managed Vision Division
Mark S. Hoffman	42	Director
Richard L. Huber	67	Director
Clark A. Johnson	72	Director
Melvin Meskin	59	Director
Mark S. Newman	54	Director
Christopher J. Walls, Esq.	40	Vice President and General Counsel
Lance A. Wilkes	37	President and Chief Operating Officer

Dr. Yimoyines has served as Chairman of the Board and Chief Executive Officer since August 13, 1999. Dr. Yimoyines also served as our President from August 13, 1999 to June 10, 2002. Dr. Yimoyines is a founder of OptiCare Eye Health Centers, Inc. and has served as the Chairman, President and Chief Executive Officer of OptiCare Eye Health Centers, Inc. since 1985. Dr. Yimoyines has been instrumental in the development and implementation of OptiCare Eye Health Centers, Inc.'s business for nearly 20 years. He graduated with distinction from the George Washington School of Medicine. He completed his ophthalmology residency at the Massachusetts Eye and Ear Infirmary, Harvard Medical School. Dr. Yimoyines completed fellowship training in vitreoretinal surgery at the Retina Associates in Boston. He is a graduate of the OPM (Owner / President Management) program at Harvard Business School and is a Fellow of the American Academy of Ophthalmology.

Mr. Bertrand has been a member of the Board of Directors since January 2002 and is a Director of Palisade Capital Management, LLC, an affiliate of Palisade Concentrated Equity Partnership, L.P., where he has held a series of positions of increasing responsibility since 1997. From 1996 to 1997, Mr. Bertrand held a position with Townsend Frew & Company, a healthcare-focused investment banking boutique. From 1994 to 1996, he held positions with Aetna, Inc.'s private equity group, focusing on middle market leveraged buy-outs and larger private equity investments. Mr. Bertrand is a Director of U.S. Vision, Control F-1 and Versura, Inc. He holds a Bachelor of Science in Business Administration from Bryant College and a Master of Business Administration in Finance and Entrepreneurship with a certificate in the Digital Economy from New York University.

Mr. Bishop has served as President of our Consumer Vision Division since May 2001 and in September 2003 he replaced Gregory Eastburn as President of the Distribution sector of the Distribution and Technology Division. From August 1999 to November 2002, he also was President of our Buying Group. From June 1998 to August 1999, Mr. Bishop directed the retail operations of OptiCare Eye Health Centers, Inc. Mr. Bishop has over 30 years' of experience in the optical industry, having served in a variety of capacities with companies in the U.S. and Canada. From August 1997 to April 1998, he served as Vice President of Operations for Public Optical. From July 1994 to April 1997, he served as Operations Manager for Vogue Optical. From June 1990 to July 1994, he held positions of increasing responsibility with Standard Optical Ltd., ultimately holding the position of Vice President of Operations for that company. Mr. Bishop received his Business Administration Diploma from Confederation College of Applied Arts and Technology and subsequently obtained an Ophthalmic Dispensing Diploma from Ryerson Polytechnic University. He holds a variety of eye care professional certifications, including certification by the American Board of Opticianry. He holds a Fellowship in the National Academy of Opticianry.

Mr. Blaskiewicz has served as Chief Financial Officer of OptiCare since September 2001. Prior to that, he was Director of Finance, Corporate Controller, Vice President of Finance and, most recently, Chief Accounting Officer for OptiCare from February 1998 to August 2001. Prior to joining OptiCare, Mr. Blaskiewicz held various positions, including Director of Budgeting, with Massachusetts Mutual Life Insurance Company (1993 to 1998), Manager with Ernst & Young (1989 to 1993) and Field Auditor with the Internal Revenue Service (1986 to 1989). He holds a Master of Business Administration from the University of Hartford and a Bachelor of Science in Accounting from Central Connecticut State University, and is a member of the American Institute of Certified Public Accountants (AICPA), the Connecticut Society of Certified Public Accountants (CSCPA) and the Institute of Management Accountants (IMA). Mr. Blaskiewicz is a certified public accountant in Connecticut and holds Certified Management Accountant (CMA) and Certified Financial Management (CFM) designations from the IMA.

Mr. Drubner has been a member of the Board of Directors since November 2001; is senior partner in the law firm of Drubner, Hartley & O'Connor, which he founded in 1971; and is the owner of Drubner Industrials, a commercial real estate brokerage firm. Mr. Drubner has been practicing law in Connecticut since 1963, specializing in real estate, zoning and commercial transactions. He is a member of the Connecticut Bar and the Waterbury, Connecticut Bar Association. Mr. Drubner has been admitted to practice before the U.S. District Court, District of Connecticut. He is a former trustee of Teikyo Post University and was a Director of American Bank of Connecticut from 1985 - 2001. Mr. Drubner holds a Bachelor of Arts degree from Boston University and received his Juris Doctor degree from Columbia University in 1963.

Mr. Harrold has served as President of the Managed Vision Division since August 2000. Mr. Harrold served as Chief Operating Officer of the Managed Vision Division from January 2000 through July 2000, before being appointed its President. Mr. Harrold served as Vice President of Operations from July 1999 to December, 1999, and

Vice President of Quality Management from July 1996 to June 1999 for the Managed Vision Division. From November 1993 to July 1996, Mr. Harrold was employed by Alcon Laboratories as a sales representative for its vision care division. Mr. Harrold graduated from the University of South Carolina in 1992 with a Bachelor of Science degree with dual majors in Business Administration for Management Science and Insurance and Economic Security. He earned a Masters degree in Business Administration from Appalachian State University in 1993.

Mr. Hoffman has been a member of the Board of Directors since January 2002 and is a Managing Director of Palisade Capital Management, LLC, an affiliate of Palisade Concentrated Equity Partnership, L.P., which he joined upon its formation in 1995. He is a Director of Refac and Neurologix, publicly-traded companies, as well as several privately held companies, including Berdy Medical Systems, C3I, Telelogue and Marco Group. Mr. Hoffman is a graduate of the Wharton School at the University of Pennsylvania.

Mr. Huber has been a member of the Board of Directors since July 2002 and is Chief Executive Officer of Norte Sur, a private equity firm targeting Latin America. Mr. Huber is former Chairman, President and Chief Executive Officer of Aetna, Inc., the Hartford, Connecticut-based insurance company, which he joined in 1995. At Aetna, Mr. Huber was responsible for a number of strategic acquisitions, such as NYLCare, PruCare and USHealthcare, making Aetna the largest healthcare insurer in the world. Prior to Aetna, Mr. Huber had a 35-year career in banking, including four years as Vice Chairman and Director of Continental Bank and senior management positions at Chase Manhattan and Citibank. Mr. Huber serves as Director of Danielson Holding Company and was a member of the Congressional International Financial Institutions Advisory Commission. He is a former Coast Guard officer and holds a Bachelor of Arts degree from Harvard College.

Mr. Johnson has been a member of the Board of Directors since May 2002 and is Chairman of PSS World Medical, Inc., a national distributor of medical equipment and supplies to physicians, hospitals, nursing homes, and diagnostic imaging facilities. He is a Director of MetroMedia International Group, Neurologix, Inc., World Factory, Inc. and Refac; is retired Chairman and Chief Executive Officer of Pier 1 Imports; and is former Executive Vice President and Director of the Wickes Companies, Inc. Mr. Johnson, who attended the University of Iowa, completed the Advanced Management Program at the Harvard Business School. He is former Chairman of the American Business Conference, former trustee of Texas Christian University and is a former Chief Executive Officer Participant in the National Conference on Ethics in America.

Mr. Meskin has been a member of the Board of Directors since January 2002 and is Chairman of Refac, a publicly held company on the American Stock Exchange. Mr. Meskin retired as Vice President–Finance–National Operations of Verizon, the combined Bell Atlantic/GTE telecommunications company. Mr. Meskin joined New York Telephone in 1970 and held a variety of line and staff assignments with the company over a 31-year career. In 1994, he was named Vice President–Finance and Treasurer for NYNEX Telecommunications. When Bell Atlantic and NYNEX merged, he was appointed Vice President–Finance and Comptroller of Bell Atlantic. Mr. Meskin is a member of the Board of Trustees of the Post Graduate Center for Mental Health.

Mr. Newman has been a member of the Board of Directors since May 2002 and is Chairman of the Board, President and Chief Executive Officer of DRS Technologies, Inc., a leading supplier of defense electronics systems to government and commercial customers worldwide. Mr. Newman joined DRS Technologies in 1973, served many years as its Chief Financial Officer, was named a Director in 1988, became President and Chief Executive Officer in 1994, and was elected Chairman of the Board. Mr. Newman serves as Chairman of the American Electronics Association, and as a Director of the New Jersey Technology Council, SSG Precision Optronics and the Congoleum Corporation where he chairs the Audit Committee. He is a member of the Board of Governors of the Aerospace Industries Association of America, and also serves as a member of the Navy League of the United States, the National Defense Industrial Association, the Association of the U.S. Army, and the American Institute of Certified Public Accountants, among other professional affiliations. Mr. Newman holds a Bachelor of Arts degree in Economics from the State University of New York at Binghamton and a Master of Business Administration from Pace University. He is also a C.P.A.

Mr. Walls has served as Vice President, General Counsel and Corporate Secretary of OptiCare since February 2002. Prior to joining OptiCare, from December 2000 to February 2002, Mr. Walls was Vice President, Corporate Counsel and Corporate Secretary for Cyberian Outpost, Inc. a technology company in Connecticut. Prior to that, from October 1999 to December 2000, he was Corporate Counsel, Vice President of Business Affairs and Assistant Corporate Secretary with Real Media Inc., an international technology start-up. From December 1995 to October 1999, Mr. Walls served as an in-house litigator with St. Paul Fire and Marine Insurance Company. His professional career also included private practice concentrating on litigation that included medical malpractice defense and complex insurance administrative proceedings. Mr. Walls received his Bachelor of Arts degree from the University of Dayton and his Juris Doctor degree from Widener University School of Law.

Mr. Wilkes has served as President and Chief Operating Officer of OptiCare since June 10, 2002. From 2001 to June 2002, Mr. Wilkes served as Senior Vice President of Business Development for CIGNA Health Services, a unit of CIGNA Corp. During his tenure with CIGNA, Mr. Wilkes was responsible for the development of new specialty healthcare businesses, including the founding of CIGNA Vision Care. From 1999 to 2001, Mr. Wilkes was head of strategy and mergers & acquisitions for Aetna USHealthcare, a unit of Aetna Inc. From 1989 to 1999, Mr. Wilkes held a variety of other executive positions at Aetna in finance, marketing and business development. A graduate of Brown University, Mr. Wilkes holds a Masters degree in Economics and Corporate Finance from Trinity College.

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Trading in OptiCare Common Stock

Our common stock is traded on the American Stock Exchange under the symbol "OPT". The high and low closing prices for the periods presented are based on trades effected on the American Stock Exchange.

2003	High	Low
4th Quarter	$ 0.99	$ 0.55
3rd Quarter	0.74	0.53
2nd Quarter	0.90	0.52
1st Quarter	0.90	0.29

2002	High	Low
4th Quarter	$ 0.44	$ 0.23
3rd Quarter	0.31	0.20
2nd Quarter	0.45	0.15
1st Quarter	0.45	0.13

On March 1, 2004, the last reported sale price of our common stock on the American Stock Exchange was $0.71 per share. As of March 1, 2004, there were approximately 200 stockholders of record of our common stock. The number of record holders was determined from the records of our transfer agent, Mellon Investor Services, LLC, and does not include beneficial owners of our common stock whose shares are held in the names of various securities brokers, dealers and registered clearing agencies. We believe the number of beneficial holders of our common stock is approximately 1,500.

We have never paid any cash dividends on our common stock and do not intend to pay any cash dividends on our common stock for the foreseeable future. It is our present policy that any retained earnings will be used for repayment of indebtedness, working capital, capital expenditures and general corporate purposes. Furthermore, we are precluded from declaring or paying any cash dividends on our common stock, or making a distribution to our stockholders under the covenants of our loan agreement with our senior lender, until the termination of such agreement and the repayment of all amounts due to such lender.

Recent Sales of Unregistered Securities.

None.

ITEM 6. SELECTED FINANCIAL DATA

The following selected historical consolidated financial data has been derived from audited historical financial statements and should be read in conjunction with our consolidated financial statements and the notes thereto and *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

OptiCare in its present form is the result of mergers completed on August 13, 1999 among Saratoga Resources, Inc., PrimeVision Health, Inc. and OptiCare Eye Health Centers, Inc. For accounting purposes, PrimeVision was treated as the accounting acquirer and, therefore, the predecessor business for historical financial statement reporting purposes. During 2002, we sold the net assets of our retail optometry operations in North Carolina and accounted for the sale as a discontinued operation. Accordingly, historical amounts presented below have been restated to reflect discontinued operations treatment.

	For the Years Ended December 31,				
(in thousands, except per share data)	2003 (1)	2002	2001	2000	1999 (2)
Statement of Operations Data:					
Total net revenues	$ 125,702	$ 91,531	$ 94,082	$ 109,346	$ 66,944
Income (loss) from continuing operations available to common stockholders (3)(5)	(12,971)	$ 4,335	$ 2,687	$ (14,686)	$(578)
Weighted average shares outstanding (4):					
Basic	30,067	12,552	12,795	12,354	4,776
Diluted	30,067	51,172	13,214	12,354	4,776
Income (loss) from continuing operations per share available to common stockholders:					
Basic	$ (0.43)	$ 0.35	$ 0.21	$ (1.19)	$ (0.12)
Diluted	$ (0.43)	$ 0.10	$ 0.21	$ (1.19)	$ (0.12)
Balance Sheet Data:					
Net assets of discontinued operations	-	$ -	$ 9,494	$ 10,051	$ 10,647
Total current assets	17,654	12,904	20,583	14,913	21,345
Goodwill and other intangibles, net	20,374	21,869	22,050	23,161	25,207
Total assets	45,855	45,105	59,742	55,513	66,740
Total current liabilities	13,827	10,668	17,128	49,454	20,654
Total debt (including current portion)	12,603	19,486	34,393	34,058	42,956
Redeemable preferred stock	5,635	5,018	-	-	-
Total stockholders' equity	14,412	$ 10,652	$ 6,982	$ 3,877	5,274

(1) We acquired Wise Optical on February 7, 2003, which was accounted for as a purchase. Accordingly, the results of operations of Wise Optical are included in the historical results of operations since February 1, 2003, the deemed effective date of the acquisition for accounting purposes.

(2) We acquired OptiCare Eye Health Centers, Inc. on August 13, 1999 and Cohen Systems, Inc. (now doing business as "CC Systems") on October 1, 1999, which were accounted for as purchases. Accordingly, the results of operations of OptiCare Eye Health Centers, Inc. and Cohen Systems, Inc. are included in the historical results of operations since September 1, 1999 and October 1, 1999, respectively, the deemed effective dates of the acquisitions for accounting purposes.

(3) Includes the effect of goodwill amortization of $943, $943 and $605 in 2001, 2000 and 1999, respectively. The amortization of goodwill was discontinued in 2002 pursuant to Statement of Financial Accounting Standards (SFAS) No. 142. Also includes preferred stock dividends of $618, $531, and $600 in 2003, 2002 and 1999, respectively.

(4) The weighted averages of common shares outstanding in 1999 have been adjusted to reflect the conversion associated with the reverse merger with Saratoga in August 1999.

(5) As a result of the Company's adoption of SFAS No. 145, the Company reclassified its previously reported gain from extinguishment of debt of approximately $8.8 million and related income tax expense of approximately $3.5 million in 2002 from an extraordinary item to continuing operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto which are included elsewhere in this Annual Report on Form 10-K. (See *"Index to Financial Statements" beginning at page F-1.)*

Overview. We are an integrated eye care services company focused on vision benefits management (managed vision), retail optical sales and eye care services to patients and the distribution of products and software services to eye care professionals.

On February 7, 2003, we acquired substantially all of the assets and certain liabilities of the contact lens distribution business of Wise Optical Vision Group, Inc. (Wise Optical), a New York corporation. The results of operations of Wise Optical are included in the consolidated financial statements from February 1, 2003, the deemed effective date of the acquisition for accounting purposes. We have experienced substantial losses at Wise Optical in 2003. These losses were largely attributable to significant expenses incurred by Wise Optical, including integration costs (primarily severance and stay bonuses, legal and professional fees), weakness in gross margins and an operating structure built to support a higher sales volume. In September 2003, we began implementing strategies and operational changes designed to improve the operations of Wise Optical. These efforts include developing our sales force, improving customer service, enhancing productivity, eliminating positions and streamlining our warehouse and distribution processes. In addition, effective September 3, 2003, Gordon Bishop, President of our Consumer Vision division, replaced the former President of the Distribution division. Mr. Bishop brings industry expertise and a strong optical background to Wise, along with a focus on operating expenses. We believe these changes will lead to increased sales, improved gross margins and reduced operating costs in 2004, however if the losses at Wise Optical continue it could have a material adverse effect on our profitability and/or liquidity.

On May 12, 2003, Palisade Concentrated Equity Partnership, L.P., our majority shareholder, and Linda Yimoyines, wife of Dean J. Yimoyines, M.D., our Chairman of the Board and Chief Executive Officer, each exchanged the entire amount of principal and interest due to them under our senior subordinated secured notes payable, totaling an aggregate of $16.2 million, for a total of 406,158 shares of Series C Preferred Stock.

In the third and fourth quarters of 2003 we failed to comply with the minimum fixed charge ratio covenant under our revolving credit facility with CapitalSource Finance, LLC, for which we received a waiver.

Due to our covenant failure in the third quarter of 2003 and anticipated cash constraints in December 2003 through February 2004, both of which are mainly due to operating losses at Wise Optical and seasonality in our business, on November 14, 2003, we amended our term loan and revolving credit facility. As part of the amendment, we received (i) an additional $0.3 million term loan, (ii) an extension of the maturity dates of our term loan and revolving credit facility to January 25, 2006, (iii) a waiver for non-compliance with the minimum fixed charge ratio covenant through March 31, 2004 and (iv) a $0.7 million temporary over-advance on our revolving credit facility, which was fully repaid by March 1, 2004. Management believes it will comply with its future financial covenants beyond the date of the current waiver, however, if operating losses continue and we fail to comply with financial covenants in the future or otherwise default on our debt, our creditors could foreclose on our assets.

Our business is comprised of three reportable operating segments: (1) Managed Vision, (2) Consumer Vision, and (3) Distribution & Technology. Our Managed Vision Division contracts with insurers, managed care plans and other third-party payers to manage claims payment administration of eye health benefits for contracting parties. Our Consumer Vision Division sells retail optical products to consumers and operates integrated eye health centers and surgical facilities in Connecticut where comprehensive eye care services are provided to patients. Our Distribution & Technology Division provides products and services to eye care professionals (ophthalmologists, optometrists and opticians) through (i) Wise Optical, a distributor of contact and ophthalmic lenses and other eye care accessories and supplies; (ii) a Buying Group program, which provides group purchasing arrangements for optical and ophthalmic goods and supplies and (iii) CC Systems, which provides systems and software solutions to eye care professionals.

In addition to these segments, we receive income from other non-core operations and transactions, including our health service organization (HSO) operation which receives fee income for providing certain support services to individual ophthalmology and optometry practices. While we continue to provide the required services to these practices, we are in the process of generally disengaging from a number of these operations. (See *"Legal Proceedings —Health Services Organization Lawsuits"*)

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Estimates are adjusted as new information becomes available. Actual results may differ from these estimates under different assumptions or conditions.

For a detailed discussion on the application of these and other accounting policies, see Note 2 to the consolidated financial statements." We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Services Revenue

Through our affiliated professional corporation, OptiCare P.C., our Consumer Vision Division provides to consumers comprehensive eye care services, including medical and surgical treatment of eye diseases and disorders by ophthalmologists, and vision measuring and non-surgical treatments and correction services by optometrists. We charge a fee for providing the use of our ambulatory surgery center to professionals for surgical procedures. Our ophthalmic, optometric and ambulatory surgery center services are recorded at established rates, reduced by an estimate for contractual allowances and doubtful accounts. Contractual allowances arise due to the terms of certain reimbursement contracts with third-party payers that provide for payments to us at amounts different from our established rates. The contractual allowance represents the difference between the charges at established rates and estimated recoverable amounts and is recognized in the period the services are rendered. The contractual allowance recorded is estimated based on an analysis of historical collection experience in relation to amounts billed and other relevant information. Any differences between estimated contractual adjustments and actual final settlements under reimbursement contracts are recognized as adjustments to revenue in the period of final settlements. Historically, we have not had significant adjustments to this estimate.

Medical Claims Expense

Claims expense is recorded as provider services are rendered and includes an estimate for claims incurred but not reported. Reserves for estimated insurance losses are determined on a case by case basis for reported claims, and on estimates based on our experience for loss adjustment expenses and incurred but not reported claims. These liabilities give effect to trends in claims severity and other factors which may vary as the losses are ultimately settled. We believe that our estimates of the reserves for losses and loss adjustment expenses are reasonable; however, there is considerable variability inherent in the reserve estimates. These estimates are continually reviewed and, as adjustments to these liabilities become necessary, such adjustments are reflected in current operations in the period of the adjustment. Historically, we have not had significant adjustments to this estimate.

Goodwill

Goodwill, which arises from the purchase price exceeding the assigned value of net assets of acquired businesses, represents the value attributable to unidentifiable intangible elements being acquired. Of the total goodwill included on our consolidated balance sheet, approximately 61% is recorded in our Managed Vision segment, 25% in our Consumer Vision segment and 14% in our Distribution & Technology segment.

On an annual basis, or as circumstances dictate, management reviews goodwill and evaluates events or other developments that may indicate impairment in the carrying value. The evaluation methodology for potential impairment is inherently complex, and involves significant management judgment in the use of estimates and assumptions. We use multiples of revenue and earnings before interest, taxes, depreciation and amortization of comparable entities to value the reporting unit being evaluated for goodwill impairment.

We evaluate impairment using a two-step process. First, we compare the aggregate fair value of the reporting unit to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then we compare the implied fair value of the reporting unit's goodwill with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. In the third and fourth quarters of 2003, we recorded an impairment charge to goodwill as a result of a loss of a major customer in our Buying Group and poor operating performance in our Wise Optical reporting unit. Adverse changes in our business climate, revenues or profitability could require further reductions to the carrying value of our goodwill in future periods.

Events that may indicate goodwill impairment include significant or adverse changes in business or economic climate, an adverse action or assessment by a regulator, unanticipated competition, loss of key personnel, and the sale or expected sale/disposal of a reporting unit. Due to uncertain market conditions it is possible that that the financial information used to support our goodwill may change in the future, which could result in non-cash charges that would adversely affect our results of operations and financial condition. See note 10 to consolidated financial statements.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" which requires an asset and liability method of accounting for deferred income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. Our determination of the likelihood that deferred tax assets can be realized is based on our examination of available evidence, which involves estimates and assumptions. We consider future market growth, forecasted earnings, future taxable income and known future events in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. In the third quarter of 2003, we recorded a valuation reserve against our entire deferred tax assets due to historical operating losses. As we experience future profitability, we expect to reduce or eliminate the valuation reserve. See note 19 to consolidated financial statements.

Results of Operations

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Managed Vision revenue. Managed Vision revenue represents fees received under our managed care contracts. Managed Vision revenue decreased to approximately $28.1 million for the year ended December 31, 2003, from approximately $29.4 million for the year ended December 31, 2002, a decrease of approximately $1.3 million or 4.5%. During the second quarter of 2003 the Texas state legislature made changes to its Medicaid program and as a result HMO Blue, with whom we maintained a Medicaid contract, withdrew from Texas' Medicaid program effective September 1, 2003. Therefore, our contract with HMO Blue terminated on September 1, 2003. This contract generated revenue of approximately $1.7 million in 2003 compared to approximately $2.5 million in 2002. In addition and also effective September 1, 2003, the Texas state legislature decided to no longer fund a vision benefit in its Children's Health Insurance Program or provide vision hardware benefits to those over the age of 21. We maintained a number of contracts through this program that reduced benefits and/or terminated on September 1, 2003 and these contracts generated revenues of approximately $2.0 million in 2003 and approximately $2.2 million in 2002. While this could become a trend in other states, we do not expect it to have a material impact on future revenue since we do not have a significant number of similar contracts in other states. Other decreased revenue of approximately $2.0 million was primarily from contracts not renewed in 2003, and was partially offset by increased revenue of approximately $1.5 million from new contracts and growth in existing contracts. CIGNA experienced a decline in membership in January 2004, which translates into an approximate $2.0 million decline in our annual revenue, however, a new contract with a different payor became effective March 1, 2004, which will offset this decrease in revenue. We expect future revenue to increase due to new contracts related to our to direct-to-employer initiative.

Product sales revenue. Product sales primarily include the sale of optical products through Wise Optical, our Buying Group and our Consumer Vision segment. Product sales revenue increased to approximately $72.8 million for the year ended December 31, 2003, from approximately $39.4 million for the year ended December 31, 2002, an increase of approximately $33.4 million or 84.8%. This increase is primarily due to our acquisition of Wise Optical on February 7, 2003, which generated product sales revenue of approximately $41.9 million and an approximate $0.5 million increase in consumer vision product sales, primarily from an increase in purchasing volume as a result of sales incentives. This increase in revenue is partially offset by an approximate $9.0 million decrease in Buying Group revenue, due to a decrease in sales volume. The decrease in Buying Group sales volume is primarily due to the loss of the business of Optometric Eye Care Centers, P.A. and its franchise affiliates and, to a lesser extent, consolidation in the eye care industry whereby smaller independent eye care businesses are being replaced by larger eye care chains that purchase directly from vendors. We expect consolidation in this market to continue and potentially further reduce the Buying Group's market share revenue, however, we do not expect this trend to have a material impact on our overall profitability due to the low margins inherent in this business. We expect Wise Optical revenue to increase based on an increase in sales volume as a result of initiatives we began in September 2003.

Other services revenue. Other services revenue includes revenue earned from providing eye care services in our Consumer Vision segment, software services in our Distribution & Technology segment and HSO services. Services revenue increased to approximately $22.0 million for the year ended December 31, 2003, from approximately $20.4 million for the year ended December 31, 2002, an increase of approximately $1.6 million or 8.3%. This increase includes an approximate $1.5 million increase in Consumer Vision services revenue due to increased services volume in the optometry and surgical areas due to increased doctor coverage and an approximate $0.9 million increase in software services revenue due to an increase in sales volume due to improved management focus. These increases were offset by an approximate $0.8 million decrease in fees collected under our HSO agreements primarily due to disputes with certain physician practices, which are parties to these agreements, and due to HSO settlements which cancelled these agreements for the future. We continue to be in litigation with several of these practices and intend to continue to pursue settlement of these matters in the future. While we expect future HSO revenue to decline, we believe this will be more than off set by growth in Consumer Vision.

Other income. Other income represents non-recurring settlements on health service organization contracts. Other income increased to approximately $2.7 million for the year ended December 31, 2003 from approximately $2.3 million for the year ended December 31, 2002.

Medical claims expense. Medical claims expense decreased to $22.0 million for the year ended December 31, 2003, from approximately $22.3 million for the year ended December 31, 2002, a decrease of approximately $0.3 million. The medical claims expense loss ratio (MLR) representing medical claims expense as a percentage of Managed Vision revenue increased to 78.3% in 2003 from 75.9% in 2002. The MLR was lower in 2002 primarily due to a favorable adjustment to the reserve of approximately $0.6 million in 2002 from a contract settlement. Excluding this adjustment, MLR for 2002 would have been 77.9% compared to 78.3% in 2003. In addition, the MLR in 2003 was negatively impacted by the recent change in the Texas state legislature, which no longer funds a vision benefit in its Children's Health Insurance Program and vision hardware to Medicaid recipients over the age of 21. As a result, we experienced an increase in claims as utilization increased prior to the elimination of the benefit.

Cost of product sales. Cost of product sales increased to approximately $56.3 million for the year ended December 31, 2003, from approximately $31.1 million for the year ended December 31, 2003, an increase of approximately $25.2 million or 81.1%. This increase is primarily due to a $34.0 million increase in product costs related to the increase in sales from the acquisition of Wise Optical in February 2003. The increase in product costs is partially offset by an approximate $8.5 million decrease in product costs associated with our Buying Group due to a decrease in sales volume and an approximate $0.3 million decrease in product costs in our Consumer Vision business primarily as a result of a shift in product mix to higher margin products as a result of sales incentives, a shift that we expect will continue into the future.

Cost of services. Cost of services increased to approximately $9.0 million for the year ended December 31, 2002, compared to approximately $8.2 million for the year ended December 31, 2002, an increase of approximately $0.8 million or 10.7%. Of this increase approximately $0.5 million is due to the increase in software sales volume and $0.3 million is due to the increase in Consumer Vision services.

Selling, general and administrative expenses. Selling, general and administrative expenses increased to approximately $38.2 million for the year ended December 31, 2003, from approximately $26.3 million for the year ended December 31, 2002, an increase of approximately $11.9 million. Of this increase, approximately $10.9 million represents operating expenses of Wise Optical and includes approximately $1.0 million of Wise Optical integration related costs consisting primarily of severance, stay bonuses, legal, consulting and other professional fees. The remaining increase is primarily attributed to costs we incurred as part of our direct-to-employer initiative in the Managed Vision segment, including legal, consulting, compensation costs for a new sales force and other professional fees. While we expect most of these cost to continue into the future, they will be offset by direct-to-employer sales revenue.

Goodwill impairment charge. For the year ended December 31, 2003, we recorded a non-cash goodwill impairment loss of approximately $1.6 million in our Distribution and Technology segment, due to decreases in Buying Group sales and significant operating losses at Wise Optical.

Interest expense. Interest expense decreased to approximately $2.1 million for the year ended December 31, 2003 from approximately $3.0 million for the year ended December 31, 2002, a decrease of $0.9 million. This decrease in interest expense is primarily due to the decrease in the average outstanding debt balance, primarily due to the conversion of debt to preferred stock in May 2003.

Gain (loss) from early extinguishment of debt. The approximate $1.9 million loss from early extinguishment of debt for the year ended December 31, 2003, primarily represents the write-off of deferred debt issuance costs and debt discount associated with the exchange of approximately $16.2 million of debt for Series C Preferred Stock, which occurred on May 12, 2003 and the amendment of our term loan with CapitalSource on November 13, 2003. The approximate $8.8 million gain on extinguishment of debt for the year ended December 31, 2002 was the result of our capital restructuring in January 2002. The 2002 gain is comprised of approximately $10.0 million of forgiveness of principal and interest by Bank Austria, our former senior secured lender, and was partially offset by the write-off of $1.2 million of related unamortized deferred financing fees and debt discount.

Income tax expense (benefit). For the year ended December 31, 2003, we recorded approximately $4.9 million of income tax expense, which includes approximately $7.6 million of tax expense to establish a full valuation allowance against our deferred tax assets and is partially offset by an approximate $2.7 million income tax benefit on our loss from continuing operations. The valuation allowance was established based on the weight of historic available evidence, that it is more likely than not that the deferred tax assets will not be realized. The tax expense for the year ended December 31, 2002 of approximately $2.5 million was primarily due to approximately $3.5 million of tax expense associated with the approximate $8.8 million gain on extinguishment of debt, partially offset by an approximate $1.0 million of tax benefit on other operating losses.

Discontinued operations. In May 2002, our Board of Directors approved our plan to dispose of the net assets used in the retail optical and optometry practice locations we operated in North Carolina. On August 12, 2002, we consummated the sale of those assets, which resulted in a $4.4 million loss on disposal in 2002, including income tax expense of $0.3 million. We reported $0.3 million of income from discontinued operations, net of tax, for the year ended December 31, 2002, representing income from this operation prior to disposal.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Managed Vision revenue. Managed Vision revenue represents fees received under our managed care contracts. Managed Vision revenue increased to approximately $29.4 million for the year ended December 31, 2002, from approximately $29.0 million for the year ended December 31, 2001, an increase of approximately $0.4 million or 1.5%. Managed Vision revenue increased due to new contracts and growth within existing contracts, partially offset by a decrease in revenue largely due to the non-renewal of three contracts.

Product sales revenue. Product sales primarily include the retail sale of optical products in our Consumer Vision segment and the sale of optical products through our Buying Group. Product sales revenue decreased to approximately $39.4 million for the year ended December 31, 2002, from approximately $44.4 million for the year ended December 31, 2001, a decrease of approximately $5.0 million or 11.1%. Of this decrease, approximately $4.5 million represents a decrease in Buying Group revenue and approximately $0.5 million represents a decrease in retail optical revenue resulting from a decrease in purchasing volume. The decrease in Buying Group volume is primarily due to consolidation in the eye care industry whereby smaller independent eye care businesses are being replaced by larger eye care chains that purchase directly from vendors.

Other services revenue. Other services revenue includes revenue earned from providing eye care services in our Consumer Vision segment, software services in our Distribution & Technology segment and HSO services. Services revenue decreased to approximately $20.4 million for the year ended December 31, 2002, from approximately $20.7 million for the year ended December 31, 2001, a decrease of approximately $0.3 million or 1.9%. This decrease includes an approximate $1.6 million decrease in health service organization revenue, which was offset by an approximate $0.8 million increase in Consumer Vision services revenue and a $0.5 million increase in software services revenue. The approximate $0.8 million increase in Consumer Vision services was due to increased services volume in the optometry and ophthalmology areas. The $0.5 million increase in software services revenue was primarily due to an increase in sales volume.

Other income. Other income for the year ended December 31, 2002 of approximately $2.3 million represents non-recurring settlements on health service organization contracts. We had no other income in 2001.

Medical claims expense. Medical claims expense decreased to approximately $22.3 million for the year ended December 31, 2002, from approximately $23.0 million for the year ended December 31, 2001, a decrease of approximately $0.7 million. This decrease was primarily due to an approximate $0.6 million favorable adjustment to the reserve in 2002. The medical claims expense loss ratio (MLR) representing medical claims expense as a percentage of Managed Vision revenue improved to 75.9% in 2002, from 79.2% in 2001, primarily due to the favorable adjustment of approximately $0.6 million in 2002. Excluding this adjustment, MLR for 2002 would have been 77.9% compared to 79.2% for 2001.

Cost of product sales. Cost of product sales decreased to approximately $31.1 million for the year ended December 31, 2002, from approximately $35.5 million for the year ended December 31, 2001, a decrease of approximately $4.4 million or 12.6%. This decrease in cost of sales is due to decreases in sales volume in our Buying Group and retail optometry operations.

Cost of services. Cost of services decreased to approximately $8.2 million for the year ended December 31, 2002, compared to approximately $8.8 million for the year ended December 31, 2001, a decrease of approximately $0.6 million or 7.7%. This decrease was comprised of an approximate $0.9 million decrease in cost of services associated with Consumer Vision services as a result of cost containment initiatives, partially offset by an approximate $0.3 million increase in technology services expense associated with an increase in sales.

Selling, general and administrative expenses. Selling, general and administrative expenses increased to approximately $26.3 million for the year ended December 31, 2002, from approximately $26.2 million for the year ended December 31, 2001, an increase of $0.1 million. This increase includes approximately $1.0 million of increased professional fees, principally legal and consulting, and $0.2 million of increased corporate overhead, which primarily relates to increased compensation expense associated with the addition of executive and managerial personnel. These increases were partially offset by a $1.0 million of non-recurring costs, primarily legal and workout costs, in 2001 associated with our capital restructuring.

Depreciation. Depreciation expense was approximately $1.9 million for the year ended December 31, 2002 compared to approximately $1.8 million for the year ended December 31, 2001. The approximate $0.1 million increase represents depreciation expense on new fixed assets purchased during the year.

Amortization. Amortization expense decreased to approximately $0.2 million for the year ended December 31, 2002 from approximately $1.1 million for the year ended December 31, 2001 due to the discontinuation of the amortization of goodwill effective January 1, 2002 in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets."

Interest expense. Interest expense remained unchanged at approximately $3.0 million for each of the years ended December 31, 2002 and 2001. Although we reduced our outstanding indebtedness during 2002, interest expense associated with the decrease in debt was offset by an increase in the interest rate charged on our restructured debt.

Income tax benefit. We reported income tax expense of $2.6 million for the year ended December 31, 2002 and approximately $8.0 million for the year ended December 31, 2001. The 2002 tax expense was primarily due to approximately $3.5 million of tax expense associated with the approximately $8.8 million gain on extinguishment of debt, partially offset by approximately $0.9 million of tax benefit on other operating losses. The tax benefit in 2001 was primarily due to the reversal of the valuation allowance against our deferred tax assets based on our expected ability to utilize our net operating loss carryforwards in the future.

Discontinued operations. In May 2002, our Board of Directors approved our plan to dispose of the net assets used in the retail optical and optometry practice locations we operated in North Carolina. On August 12, 2002, we consummated the sale of those assets, which resulted in an approximate $4.4 million loss on disposal in 2002, including income tax expense of approximately $0.3 million. We reported approximately $0.3 million of income from discontinued operations, net of tax, for each of the years ended December 31, 2002 and 2001, representing income from this operation prior to disposal.

Liquidity and Capital Resources

Uses of Liquidity.

The following table summarizes our significant contractual obligations (in thousands) at December 31, 2003 that impact our liquidity.

Contractual Obligations	2004	2005	2006	2007	2008	There-after	Total
Long-term debt	$ 1,124	$ 300	$ 11,169	$ -	$ -	$ -	$ 12,593
Operating leases	2,620	2,505	2,277	2,067	1,853	3,248	14,570
Capital leases	10	-	-	-	-	-	10
Total	$ 3,754	$ 2,805	$ 13,446	$2,067	$1,853	$3,248	$ 27,173

Our long-term debt is explained in detail in Note 11 to the consolidated financial statements. Operating leases and capital leases are explained in detail in Note 13 to the consolidated financial statements.

Throughout 2004, we plan to continue making substantial investments in our business. In that regard, we foresee the following as significant uses of liquidity in 2004: personnel costs, interest and principal expense of approximately $1.6 million related to payments to be made our principal lender, CapitalSource Finance, LLC, and capital expenditures of approximately $1.0 million. We also may make investments in future acquisitions of complementary businesses or technologies.

The amounts and timing of our actual expenditures will depend upon numerous factors, including our investments in technology, the amount of cash generated by our operations and the amount and extent of our acquisitions. Actual expenditures may vary substantially from our estimates.

Sources of Liquidity.

Our primary sources of liquidity have been cash flows generated from operations in our Managed Vision and Consumer Vision segments and borrowings under our credit facility.

The following table sets forth a year-over-year comparison of the components of our liquidity and capital resources for the years ended December 31, 2003 and 2002:

(In millions)

	2003	2002	$ Change
Cash and cash equivalents	$ 1.7	$ 3.1	$ 1.4
Cash (used in) provided by:			
Operating activities	(2.6)	(0.2)	(2.4)
Investing activities	(6.7)	2.4	(9.1)
Financing activities	8.0	(1.7)	9.7

Net cash used in operating activities in 2003 included a net loss from continuing operations of approximately $12.4 million, which was offset by approximately $11.5 million of non-cash charges. The remaining $1.7 million of cash used in operating activities was a net decrease in working capital, primarily due to a reduction in accounts payable. Net cash used in operating activities for the year ended December 31, 2002 primarily included income from continuing operations and cash provided by discontinued operations, which were offset by a reduction in accounts payable and accrued expenses as a result of our improved liquidity after our debt restructuring in January 2002.

Net cash used in investing activities was approximately $6.9 million for the year ended December 31, 2003 and included approximately $6.2 million of cash used to purchase the assets of Wise Optical in February 2003 and approximately $0.9 million of capital expenditures. Net cash provided by investing activities in 2002 consisted principally of approximately $3.9 million in net cash received from the sale of discontinued operations and approximately $0.7 million received from notes receivable payments, which were partially offset by approximately

$1.4 million paid to reacquire certain notes receivable and contractual rights as part of our debt restructuring in 2002 and approximately $0.8 million paid for the purchase of fixed assets.

Net cash provided by financing activities was approximately $8.0 million for the year ended December 31, 2003 and was primarily the result of an approximate $8.8 million net increase in borrowings under our revolving credit facility, which was primarily used to fund the purchase of Wise Optical and offset Wise Optical's operating losses during the year. Net cash used in financing activities in 2002 of approximately $1.7 million resulted primarily from our debt and equity restructure in January 2002 and included principal payments on long-term debt of approximately $25.1 million, a net decrease in our revolving credit facility of approximately $4.9 million and financing costs of approximately $1.5 million, which were partially offset by approximately $27.5 million from the issuance of debt and preferred stock and approximately $2.5 million in proceeds from the exercise of stock warrants.

The CapitalSource Loan and Security Agreement

As of December 31, 2003, we had borrowings of $2.1 million outstanding under our term loan with CapitalSource Finance, LLC, $10.4 million of advances outstanding under our revolving credit facility (including a $0.7 million temporary over-advance) with CapitalSource and $0.5 million of additional availability under our revolving credit facility. As of February 29, 2004, we had repaid the $0.7 million over-advance and had $9.6 million of advances outstanding under our revolving credit facility with CapitalSource and $1.3 million of additional availability.

In January 2002, as part of a debt and equity restructuring, we entered into a credit facility with CapitalSource consisting of a $3.0 million term loan and a $10.0 million revolving credit facility. In February 2003, in connection with our acquisition of Wise Optical, the revolving credit facility was amended to $15.0 million. Although we may borrow up to $15 million under the revolving credit facility, the maximum amount that may be advanced is limited to the value derived from applying advance rates to eligible accounts receivable and inventory.

The term loan and revolving credit facility with CapitalSource are subject to a Loan and Security Agreement. The Loan and Security Agreement contains certain restrictions on the conduct of our business, including, among other things, restrictions on incurring debt, purchasing or investing in the securities of, or acquiring any other interest in, all or substantially all of the assets of any person or joint venture, declaring or paying any cash dividends or making any other payment or distribution on our capital stock, and creating or suffering liens on our assets. We are required to maintain certain financial covenants, including a minimum fixed charge ratio and to maintain a minimum net worth. Upon the occurrence of certain events or conditions described in the Loan and Security Agreement (subject to grace periods in certain cases), including our failure to meet the financial covenants, the entire outstanding balance of principal and interest would become immediately due and payable.

We did not meet our minimum fixed charge ratio covenant in the third and fourth quarter of 2003, primarily due to operating losses incurred at Wise Optical. However, on November 14, 2003 we entered into an amendment of the terms of our term loan and credit facility with CapitalSource which, among other things,

(i) increased our term loan by $0.3 million and extend the maturity date of the term loan from January 25, 2004 to January 25, 2006,

(ii) extended the maturity date of our revolving credit facility from January 25, 2005 to January 25, 2006,

(iii) permanently increased the advance rate on eligible receivables of Wise Optical from 80% to 85%,

(iv) temporarily increased the advance rate on eligible inventory of Wise Optical from 50% to 55% through March 31, 2004,

(v) provided access to a $0.7 million temporary over-advance bearing interest at prime plus 5 ½%, which was repaid by March 1, 2004, and was guaranteed by Palisade Concentrated Equity Partnership, L.P.,

(vi) through March 31, 2004, waived our non-compliance with the minimum fixed charge ratio covenant, and

(vii) changed our net worth covenant from ($27) million to tangible net worth of ($10) million.

In connection with the foregoing amendment, we agreed to pay CapitalSource $80,000 in financing fees. The amendment also included an additional $150,000 termination fee if we terminate the revolving credit facility prior to

December 31, 2004. Additionally, if we terminate the revolving credit facility pursuant to a refinancing with another commercial financial institution, we must pay CapitalSource, in lieu of the termination fee, a yield maintenance amount equal to the difference between (i) the all-in effective yield which could be earned on the revolving balance through January 25, 2006, and (ii) the total interest and fees actually paid to CapitalSource on the revolving credit facility prior to the termination date or date of prepayment.

We did not meet our fixed charge ratio covenant in January and February 2004, however we expect to meet all covenants in March 2004. Accordingly, on March 29, 2004 we entered into the Second Amended and Restated Credit Facility which incorporates all of the changes embodied in the above amendments and: (i) confirmed that the temporary over-advance was repaid as of February 29, 2004 (ii) changed the expiration date of the waiver of our fixed ratio covenant from March 31, 2004 to February 29, 2004 and (iii) reduced the tangible net worth covenant from $(10) million to $(2) million. In connection with the third amendment, we agreed to pay $25,000 to CapitalSource in financing fees.

As of March 1, 2004, the advance rate under our revolving credit facility was 85% of all eligible accounts receivable and 55% of all eligible inventory. We are required to make monthly principal payments of $25,000 on the term loan with the balance due at maturity. The interest rate applicable to the term loan equals the prime rate plus 3.5% (but not less than 9%) and the interest rate applicable to the revolving credit facility is prime rate plus 1.5% (but not less than 5.75%).

Our subsidiaries guarantee payments and other obligations under the revolving credit facility and we (including certain subsidiaries) have granted a first-priority security interest in substantially all our assets to CapitalSource. We also pledged the capital stock of certain of our subsidiaries to CapitalSource.

In September 2003, we began implementing strategies and operational changes designed to improve the operations of Wise Optical. These efforts include developing our sales force, improving customer service, enhancing productivity, eliminating positions and streamlining our warehouse and distribution processes. We expect these changes will lead to increased sales, improved gross margins and reduced operating costs at Wise Optical. In addition, in 2003 in our Managed Vision segment, we began shifting away from the lower margin and long sales cycle of our third party administrator ("TPA") style business to the higher margin and shortened sales cycle of a direct-to-employer business. This new direct-to-employer business also removes some of the volatility that is often experienced in our TPA type accounts. During 2003 we developed the sales force and infrastructure necessary to build our direct-to-employer business and expect increased and profitability as a result of this product shift. We experienced significant improvements in revenue and profitability in our Consumer Vision segment during 2003, largely from growth in existing store sales and enhanced margins as a result of sales incentives, which we expect to continue in 2004. We believe the combination of the above initiatives will lead to improved liquidity in 2004. We believe that our cash flow from operations, borrowings under our amended credit facility with CapitalSource and operating and capital lease financing will provide us with sufficient funds to finance our operations for the next 12 months.

Moreover, we believe that we will be able to comply with our financial covenants under our amended credit facility with CapitalSource, including our minimum fixed charge ratio covenant, the waiver with respect to which expired on February 29, 2004. However, if operating losses continue and we fail to comply with our financial covenants in the future or otherwise default on our debt, our creditors could foreclose on our assets, in which case we would be obligated to seek alternate sources of financing. There can be no assurance that alternate sources of financing will be available to us on terms acceptable to us, if at all. If additional funds are needed, we may attempt to raise such funds through the issuance of equity or convertible debt securities. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and our stockholders may experience dilution of their interest in us. If additional funds are needed and are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance services or products or otherwise respond to competitive pressures may be significantly limited and may have a material adverse impact on the business and operations of the Company.

Working Capital Constraint and Contingencies

Our Managed Vision segment maintains $1,150,000 of restricted investments in the form of certificates of deposit, primarily related to the operation of our South Carolina Captive Insurance Company and our Texas HMO, thereby resulting in a restriction upon working capital. Of this amount, $900,000 is held as collateral for letters of credit.

In November 2003, the Texas Commissioner of Insurance reduced the required minimum net worth for our Texas HMO subsidiary from $1,000,000 to $500,000, which has a positive impact on our liquidity.

Seasonality

Our revenues are generally affected by seasonal fluctuations in the Consumer Vision and Distribution and Technology segments. During the winter and summer months, we generally experience a decrease in patient visits and product sales. As a result, our cash, accounts receivable and revenues decline during these periods and, since we retain certain fixed costs related to staffing and facilities during these periods, our cash flows can be negatively affected.

Impact of Inflation and Changing Prices

Our revenue is subject to pre-determined Medicare reimbursement rates that, for certain products and services, have decreased over the past three years. Decreases in Medicare reimbursement rates could have an adverse effect on our results of operations if we cannot offset these reductions through increases in revenues or decreases in operating costs. To some degree, prices for health care services and products are set based upon Medicare reimbursement rates, so that our non-Medicare business is also affected by changes in Medicare reimbursement rates.

We believe that inflation has not had a material effect on our revenues during 2003, 2002 or 2001.

The Conversion of Our Senior Subordinated Secured Loans Into Series C Preferred Stock

In January 2002, Palisade Concentrated Equity Partnership, L.P. and Linda Yimoyines, wife of Dean Yimoyines, our Chairman and Chief Executive Officer made subordinated secured loans to us in the amount of $13.9 million and $0.1 million, respectively. The subordinated secured loans were evidenced by senior subordinated secured notes that ranked pari passu with each other. The notes were subordinated to our indebtedness to CapitalSource and were secured by second-priority security interests in substantially all of our assets. Principal was due on January 25, 2012 and interest was payable quarterly at the rate of 11.5%. In the first and second years, we had the right to defer 100% and 50% respectively, of interest to maturity by increasing the principal amount of the note by the amount of interest so deferred.

On May 12, 2003, Palisade and Ms. Yimoyines exchanged the entire amount of principal and interest due to them under the senior secured loans, totaling an aggregate of approximately $16.2 million, for a total of 406,158 shares of Series C Preferred Stock, of which 403,256 shares were issued to Palisade and 2,902 shares were issued to Linda Yimoyines. The aggregate principle and interest was exchanged at a rate equal to $.80 per share, the agreed upon value of our common stock on May 12, 2003, divided by 50 (or $40.00 per share). The Series C Preferred Stock has an aggregate liquidation preference of approximately $16.2 million and ranks senior to all other currently issued and outstanding classes or series of our stock with respect to liquidation rights. Each share of Series C Preferred Stock is, at the holder's option, convertible into 50 shares of common stock and has the same dividend rights, on an as converted basis, as our common stock.

The Series B Preferred Stock

As of December 31, 2003, we had 3,204,959 shares of Series B Preferred Stock issued and outstanding. Subject to the senior liquidation preference of the Series C Preferred Stock, the Series B Preferred Stock ranks senior to all other currently issued and outstanding classes or series of our stock with respect to dividends, redemption rights and rights on liquidation, winding up, corporate reorganization and dissolution. Each share of Series B Preferred Stock is, at the holder's option, immediately convertible into a number of shares of common stock equal to such share's current liquidation value, divided by a conversion price of $0.14, subject to adjustment for dilutive issuances. The number of shares of common stock into which each share of Series B Preferred Stock is convertible will increase over time because the liquidation value of the Series B Preferred Stock increases at a rate of 12.5% per year compounded annually.

Each share of Series B Preferred Stock must be redeemed in full by the Company on December 31, 2008, at a price equal to the greater of (i) the aggregate adjusted redemption value of the Series B Preferred Stock ($1.40 per share) plus accrued but unpaid dividends or (ii) the amount the preferred stockholders would be entitled to receive if the Series B Preferred Stock plus accrued dividends were converted at that time into common stock and the Company were to liquidate and distribute all of its assets to its common stockholders. The Series B Preferred Stock accrues dividends at an annual rate of 12.5%. As of December 31, 2003, cumulative accrued and unpaid dividends on the Series B Preferred Stock totaled $1.2 million.

If our assets are insufficient to pay the full amount payable to the holders of the Series B Preferred Stock with respect to dividends, redemption rights or liquidation preferences, then such holders will share ratably in the distribution of assets.

Significant Related Party Transactions

We maintain a substantial number of real estate leases with various terms with related parties for properties located in Connecticut and Florida. Generally, the leases are for property that is used for executive offices and for the practice of ophthalmology, optometry, sale of eyeglasses or other operating and administrative functions. We believe that these leases reflect the fair market value and contain customary terms for leased commercial real estate in the geographic area where they are located.

In January 2002, we entered into a $14 million loan agreement with Palisade and Linda Yimoyines and issued 3.2 million shares of Series B Preferred Stock and warrants to purchase 17.5 million shares of our common stock to them as part of our debt restructure. (See *"—Liquidity and Capital Resources — The Conversion of our Senior Subordinated Secured Loans into Series C Preferred Stock"*)

On May 12, 2003, Palisade and Ms. Yimoyines exchanged the entire amount of principal and interest due to them under the aforementioned loan agreement, totaling an aggregate of approximately $16.2 million, for a total of 406,158 shares of Series C Preferred Stock. (See *"—Liquidity and Capital Resources — The Conversion of our Senior Subordinated Secured Loans into Series C Preferred Stock")*

We have an unsecured promissory note payable to an officer of the Company related to an amount owed in connection with our purchase of Cohen Systems (now "CC Systems") in 1999. The note, which accrues interest at 7.50% and matures on December 1, 2004 had an outstanding balance of approximately $106,000 and $204,000 at December 31, 2003 and 2002, respectively.

Forward-Looking Information and Risk Factors

The statements in this Annual Report on Form 10-K and elsewhere (such as in other filings by the company with the Securities and Exchange Commission, press releases, presentations by the company or its management and oral statements) that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1934. When used in this document and elsewhere, words such as "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may," "predict" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements include those relating to:

- Our opinion that with respect to lawsuits incidental to our current and former operations, after taking into account the merits of defenses and established reserves, the ultimate resolution of these matters will not have a material adverse impact on our financial position or results of operations;
- Our belief that recent strategies implemented at Wise Optical will lead to increased sales, improved gross margins and reduced operating costs.
- Our belief that our new direct-to-employer product will lead to increased revenue and gross margins in our Managed Vision segment.
- The expectation that the consolidation in the eye care industry will continue and could further reduce our Buying Group's market share and revenue, and that we do not expect this trend to have a material impact on our overall profitability; and
- Our belief that cash from operations, borrowings under our amended credit facility, and operating and capital lease financings will provide sufficient funds to finance operations for the next 12 months.

In addition, such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results expressed or implied by such forward-looking statements. Also, our business could be materially adversely affected and the trading price of our common stock could decline if any of the following risks and uncertainties develop into actual events. Such risk factors, uncertainties and the other factors include:

Changes in the regulatory environment applicable to our business, including health-care cost containment efforts by Medicare, Medicaid and other third-party payers may adversely affect our profits.

The health care industry has experienced a trend toward cost containment as government and private third-party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with service providers. Our revenue is subject to pre-determined Medicare reimbursement rates for certain products and services, and decreases in Medicare reimbursement rates could have an adverse effect on our results of operations if we cannot offset these reductions through increases in revenues or decreases in operating costs. To some degree, prices for health care services and products are driven by Medicare reimbursement rates, so that our non-Medicare business is also affected by changes in Medicare reimbursement rates. In addition, federal and state governments are currently considering various types of health care initiatives and comprehensive revisions to the health care and health insurance systems. Some of the proposals under consideration, or others that may be introduced, could, if adopted, have a material adverse effect on our business, financial condition and results of operations.

Risks related to the eye care industry, including the cost and availability of medical malpractice insurance, and possible adverse long-term experience with laser and other surgical vision correction could have a material adverse effect on our business, financial condition and results of operations.

The provision of eye care services entails the potentially significant risk of physical injury to patients and an inherent risk of potential malpractice, product liability and other similar claims. Our insurance may not be adequate to satisfy claims or protect us and our affiliated eye care providers, and this coverage may not continue to be available at acceptable costs. A partially or completely uninsured claim against us could have a material adverse effect on our business, financial condition and results of operations.

Managed care companies face increasing threats of private-party litigation, including class actions, over the scope of care for which managed care companies must pay.

Several large national managed care companies have been the target of class action lawsuits alleging fraudulent practices in the determination of health care coverage policies for their beneficiaries. Such lawsuits have, thus far, been aimed solely at full service managed care plans and not companies that specialize in specific segments, such as eye care. We cannot assure you that private party litigation, including class action suits, will not target it in the future, or that we will not otherwise be affected by such litigation.

Loss of the services of key management personnel could adversely affect our business.

Our success, in part, depends upon the continued services of Dean J. Yimoyines, M.D., who is our chairman and chief executive officer. We believe that the loss of the services of Dr. Yimoyines could have a material adverse effect on our business, financial condition and results of operations. In addition, we have employment agreements with Dean J. Yimoyines and other officers that require lump sum payments to be made upon the event of a change in control. These change in control payments could deter takeover bids even if those bids are in our stockholders' best interests.

If we fail to execute our growth strategy, we may not become profitable

Our growth strategy depends in part on its ability to expand and successfully implement our integrated business model. Our growth strategy also requires successful sales results and operational execution in our managed care business. Our growth strategy has resulted in, and will continue to result in, new and increased responsibilities for management and additional demands on management, operating and financial systems and resources. Our ability to continue to expand will also depend upon our ability to hire and train new staff and managerial personnel, and adapt our structure to comply with present or future legal requirements affecting our arrangements with ophthalmologists and optometrists. If we are unable to implement these and other requirements, our business, financial condition, results of operations and ability to achieve and sustain profitability could be materially adversely affected.

If we are unable to obtain additional capital, our growth could be limited.

If we do not generate sufficient cash from its operations, we may need to obtain additional capital in order to successfully implement our growth strategy and to finance our continued operations. We believe that our cash flow from operations, borrowings under our credit facility, and operating and capital lease financing will provide us with sufficient funds to finance our operations for the next 12 months. If however, additional funds are needed, we may attempt to raise such funds through the issuance of equity or convertible debt securities. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and our stockholders may experience dilution of their interest in us. If additional funds are needed and are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance services or products or otherwise respond to competitive pressures may be significantly limited.

We have a history of losses and may incur further losses in the future.

We have historically incurred substantial operating losses due to our sizeable outstanding indebtedness and costs relating to the integration of newly acquired businesses. We cannot assure that it will not incur further losses in the future.

We may not be able to maintain the listing of its common stock on the American Stock Exchange, which may make it more difficult for stockholders to dispose of our common stock.

Our common stock is listed on the American Stock Exchange. The exchange's rules for continued listing include stockholders' equity requirements, which we may not meet if we experience further losses; and market value requirements, which we may not meet if the price of our common stock does not increase. If our common stock is delisted from the American Stock Exchange, trading in our common stock would be conducted, if at all, in the over-the-counter market. This would make it more difficult for stockholders to dispose of their common stock and more difficult to obtain accurate quotations on our common stock. This could have an adverse effect on the price of the common stock.

If we default on our debt to CapitalSource Finance, LLC, it could foreclose on our assets.

Our outstanding indebtedness to CapitalSource under its term loan and revolving credit facility as of March 1, 2004 was approximately $10.9 million. Substantially all of OptiCare's assets are pledged to secure this indebtedness. If OptiCare defaults on the financial covenants in its credit facility, CapitalSource could foreclose on its security interest in our assets, which would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to compete effectively with other eye care services companies which have more resources and experience than us, and with other eye care distributors.

Some of our competitors have substantially greater financial, technical, managerial, marketing and other resources and experience than we do and, as a result, may compete more effectively than we can. We compete with other businesses, including other eye care services companies, hospitals, individual ophthalmology and optometry practices, other ambulatory surgery and laser vision correction centers, managed care companies, eye care clinics, providers of retail optical products and distributors of wholesale and retail optical products. Companies in other health care industry segments, including managers of hospital-based medical specialties or large group medical practices, may become competitors in providing surgery and laser centers as well as competitive eye care-related services. Our failure to compete effectively with these and other competitors, could have a material adverse effect on our business, financial condition and results of operations.

If we fail to negotiate profitable capitated fee arrangements, it could have a material adverse effect on our results of operations and financial condition.

Under some managed care contracts, known as "capitation" contracts, health care providers accept a fixed payment per member per month, whether or not a person covered by a managed care plan receives any services, and the health care provider is obligated to provide all necessary covered services to the patients covered under the agreement. Many of these contracts pass part of the financial risk of providing care from the payor, i.e., an HMO, health insurer, employee welfare plan or self-insured employer, to the provider. The growth of capitation contracts in markets which we serve could result in less certainty with respect to profitability and require a higher level of actuarial acumen in evaluating such contracts. We do not know whether we will be able to continue to negotiate arrangements on a capitated or other risk-sharing basis that prove to be profitable, or to pass the financial risks of providing care to other parties, or to accurately predict utilization or the costs of rendering services. In addition, changes in federal or state regulations of these contracts may limit our ability to transfer financial risks away from us. Any such developments could have a material adverse effect on our business, financial condition and results of operations.

We may have potential conflicts of interests with respect to related party transactions which could result in certain of our officers, directors and key employees having interests that differ from our stockholders and us.

We have contractual agreements with entities owned or controlled by our officers, directors and key employees, which agreements could create the potential for possible conflicts of interests for such individuals. Through our subsidiaries, we lease property owned by certain of our officers and their family members.

Our subsidiary, OptiCare Eye Health Centers, Inc., is party to a Professional Services and Support Agreement with OptiCare, P.C., a Connecticut professional corporation. Dr. Yimoyines, our Chairman, Chief Executive Officer, and beneficial holder of approximately 17% of our outstanding voting stock, is the sole stockholder of OptiCare, P.C. Pursuant to our agreement, OptiCare, P.C. employs medical personnel and performs all ophthalmology and optometry services at our facilities in Connecticut. We select and provide the facilities at which the services are performed and provide all administrative and support services for the facilities for which OptiCare, P.C. provides medical personnel and performs its ophthalmology and optometry services. We bill and receive payments for services rendered by the medical personnel of OptiCare, P.C. and OptiCare P.C. pays its physicians compensation for such medical services rendered.

Health care regulations or health care reform initiatives could materially adversely affect our business, financial condition and results of operations.

We are subject to extensive federal and state governmental regulation and supervision, including, but not limited to:

- anti-kickback statutes;
- self-referral laws;
- insurance and licensor requirements associated with our managed care business;
- civil false claims acts;
- corporate practice of medicine restrictions;
- fee-splitting laws;
- facility license requirements and certificates of need;
- regulation of medical devices, including laser vision correction and other refractive surgery procedures;
- FDA and FTC guidelines for marketing laser vision correction; and
- regulation of personally identifiable health information.

We cannot assure you that these laws and regulations will not change or be interpreted in the future either to restrict or adversely affect its business activities or relationships with other eye care providers.

These laws and regulations have been subject to limited judicial and regulatory interpretation. They are enforced by regulatory agencies that are vested with broad discretion in interpreting their meaning. Neither federal nor state authorities have examined our agreements and activities with respect to these laws and regulations. We cannot assure you that review of our business arrangements will not result in determinations that adversely affect our operations or that certain material agreements between us and eye care providers or third-party payers will not be held invalid and unenforceable. Any limitation on our ability to continue operating in the manner in which we have operated in the past could have an adverse effect on our business, financial condition and results of operations. In addition, these laws and their interpretation vary from state to state. The regulatory framework of certain jurisdictions may limit our expansion into such jurisdictions if we are unable to modify our operational structure to conform to such regulatory framework.

We are dependent upon letters of credit or other forms of third party security in connection with certain of our contractual arrangements and, thus, would be adversely affected in the event we are unable to obtain such credit as needed.

We have obtained letters of credit to secure its contractual commitments to certain managed care companies. If we are unable to maintain these letters of credit or secure replacement letters of credit, we may not be able to retain our existing contracts or obtain new contracts with certain managed care companies. The inability to do business with these managed care companies could have an adverse effect on our business, financial condition and results of operations.

We may not realize the expected benefits from our acquisition of Wise Optical.

We may not be able to decrease the operating losses or profitably manage the operations of Wise Optical in the future without encountering difficulties or experiencing the loss of key employees, potential customers or suppliers. If we can not profitably manage Wise Optical's operations, or if the effort requires greater time or resources than OptiCare has anticipated, we may not realize the expected benefits from the acquisition, and this could have a material adverse effect on our business, financial condition, and results of operations.

Our largest stockholder, Palisade Concentrated Equity Partnership, L.P., owns sufficient shares of our common stock and voting equivalents to significantly affect the results of any stockholder vote and controls our board of directors.

Palisade owns approximately 83% of our voting power and therefore will determine the outcome of all corporate matters requiring stockholder approval, including the election of all of our directors and transactions such as mergers. In addition, in connection with the restructuring, we agreed that so long as Palisade owns more than 50% of the voting power of our capital stock, Palisade shall have the right to designate a majority of our board of directors.

Conflicts of Interest may arise between Palisade and OptiCare.

Conflicts of interest may arise between us and Palisade and its affiliates in areas relating to past, ongoing and future relationships and other matters. These potential conflicts of interest include corporate opportunities, indemnity arrangements, potential acquisitions or financing transactions; sales or other dispositions by Palisade of our shares held by it; and the exercise by Palisade of its ability to control our management and affairs. In addition, two of our directors are officers of Palisade Capital Management, LLC, an affiliate of Palisade. There can be no assurance that any conflicts that may arise between Palisade and us will not have a material adverse effect on our business, financial condition and results of operations or our other stockholders.

We may fail financial covenants in the future

In the third and fourth quarters of 2003, we failed our fixed charges ratio covenant under our revolving credit facility with CapitalSource, but received a waiver through February 29, 2004. If we fail a financial covenant in the future (beyond the date of our current waiver) or otherwise default on our debt, our creditors could foreclose on our assets.

Except as required by law, we undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date of this Form 10-K or to reflect the occurrence of unanticipated events.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risk from exposure to changes in interest rates based on our financing activities under our credit facility with CapitalSource, due to its variable interest rate. The nature and amount of our indebtedness may vary as a result of future business requirements, market conditions and other factors. The extent of our interest rate risk is not quantifiable or predictable due to the variability of future interest rates and financing needs.

We do not expect changes in interest rates to have a material effect on income or cash flows in the year 2004, although there can be no assurances that interest rates will not significantly change. A 10% change in the interest rate payable by us on our variable rate debt would have increased or decreased the annual interest expense by $0.1 million, assuming our borrowing level is unchanged. We did not use derivative instruments to adjust our interest rate risk profile during the year ended December 31, 2003.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and the reports of independent certified public accountants thereon are set forth herein beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of Disclosure Controls and Procedures.* Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K, have concluded that, based on such evaluation, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us, including our consolidated subsidiaries, was made known to them by others within those entities, particularly during the period in which this Annual Report on Form 10-K was being prepared.

In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

(b) *Changes in Internal Controls.* There were no changes in our internal control over financial reporting, identified in connection with the evaluation of such internal control that occurred during the fourth quarter of our last fiscal year, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The information regarding directors and executive officers required by Item 10, appearing under the captions "Election of Directors," "Section 16(A) Beneficial Ownership Reporting Compliance" and "Code of Conduct and Ethics" of our Proxy Statement for the 2004 Annual Meeting of Stockholders, is incorporated herein by reference.

Information regarding our directors and executive officers is included in Part I of this Form 10-K as permitted by General Instruction G (3).

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 appearing under the caption "Executive Compensation" of our Proxy Statement for the 2004 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 appearing under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" of our Proxy Statement for the 2004 Annual Meeting of Stockholders is incorporated herein by reference.

Equity Compensation Plan Information

The following table provides certain aggregate information with respect to all of our equity compensation plans in effect as of December 31, 2003:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in first column)
Equity Compensation Plans Approved by Stockholders (1)	5,523,462	$ 1.19	3,211,329
Equity Compensation Plans Not Approved by Stockholders (2)	-	-	-
Total	5,523,462	$ 1.19	3,211,329

(1) These plans consist of the 1999 Performance Stock Program, the Amended and Restated 1999 Employee Stock Purchase Plan, the 2000 Professional Employee Stock Purchase Plan and the Amended and Restated 2002 Stock Incentive Plan.

(2) There are no equity compensation plans that have not been approved by stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by Item 13 appearing under the captions "Employment Contracts and Change of Control Agreements" and "Certain Relationships and Related Transactions" of our Proxy Statement for the 2004 Annual Meeting of the Stockholders is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 appearing under the caption "Audit and Non-Audit Fees" of our Proxy Statement for the 2004 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) LIST OF FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES AND EXHIBITS

1. FINANCIAL STATEMENTS:

See the *"Index to Financial Statements"* beginning on page F-1.

2. FINANCIAL STATEMENT SCHEDULES:

Required schedules have been omitted because they are either not applicable or the required information has been disclosed in the consolidated financial statements or notes thereto.

3. EXHIBITS:

Exhibit	Description
3.1	Certificate of Incorporation of Registrant, incorporated herein by reference to the Registrant's Annual Report on Form 10-KSB filed February 3, 1995, Exhibit 3.1.
3.2	Certificate of Amendment of the Certificate of Incorporation, dated as of August 13, 1999, as filed with the Delaware Secretary of State on August 13, 1999, incorporated herein by reference to Registrant's Current Report on Form 8-K filed on August 30, 1999, Exhibit 3.1.
3.3	Certificate of Designation with respect to the Registrant's Series A Convertible Preferred Stock, as filed with the Delaware Secretary of State on August 13, 1999, incorporated herein by reference to Registrant's Current Report on Form 8-K filed on August 30, 1999, Exhibit 3.2.
3.4	Certificate of Amendment of the Certificate of Incorporation, as filed with the Delaware Secretary on January 21, 2002, increasing the authorized common stock of the Registrant from 50,000,000 to 75,000,000 shares, incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on February 11, 2002, Exhibit 3.1.
3.5	Certificate of Designation, Rights and Preferences of the Series B 12.5% Voting Cumulative Convertible Participating Preferred Stock of the Registrant, as filed with the Delaware Secretary of State on January 23, 2002, incorporated herein by reference to the Registrant's Current Report on Form 8-K dated filed on February 11, 2003, Exhibit 3.2.
3.6	Certificate of Designation, Rights and Preferences of the Series C Preferred Stock of the Registrant, as filed with the Delaware Secretary of State on May 12, 2003, incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q filed on August 12, 2003, Exhibit 3.6.
3.7	Certificate of Amendment of the Certificate of Incorporation, as filed with the Delaware Secretary of State on May 29, 2003, increasing the authorized common stock of the Registrant from 75,000,000 to 150,000,000 shares, incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q filed on August 12, 2003, Exhibit 3.7.
3.8	Amended and Restated By-laws of Registrant adopted March 27, 2000, incorporated herein by reference to Registrant's Annual Report on Form 10-K filed on March 30, 2000, Exhibit 3.3.
3.9	Amendment No. 1 to the Amended and Restated Bylaws of Registrant incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on February 11, 2002, Exhibit 3.3.
4.1	Form of Warrant to purchase 2,250,000 shares of common stock issued in connection with the Secured Promissory Note issued as of October 10, 2000, by OptiCare Eye Health Centers, Inc., PrimeVision Health, Inc. and OptiCare Eye Health Network, Inc. to Medici Investment Corp., incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed on November 29, 2001, Exhibit 10.54.

Exhibit	Description
4.2	Form of Warrant to purchase 300,000 shares and 2,000,000 shares of common stock issued in connection with the Amended and Restated Secured Promissory Note issued as of October 10, 2000, by OptiCare Eye Health Centers, Inc., PrimeVision Health, Inc. and OptiCare Eye Health Network, Inc. to Medici Investment Corp., incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed on November 29, 2001 Exhibit 10.55.
4.3	Form of Warrant to purchase 50,000 shares of common stock issued in connection with the Amended and Restated Secured Promissory Note issued as of October 10, 2000, by OptiCare Eye Health Centers, Inc., PrimeVision Health, Inc. and OptiCare Eye Health Network, Inc. to Dean J. Yimoyines, M.D., incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed on November 29, 2001, Exhibit 10.56.
4.4	Form of Warrant to purchase 400,000 shares of common stock issued in connection with the Amended and Restated Secured Promissory Note issued as of October 10, 2000, by OptiCare Eye Health Centers, Inc., PrimeVision Health, Inc. and OptiCare Eye Health Network, Inc. to Palisade Concentrated Equity Partnership, L.P., incorporated herein by reference to the Registrant's Annual Report on Form 10-K field on November 29, 2001, Exhibit 10.57.
4.5	Form of Warrant dated January 25, 2002, issued to CapitalSource Finance, LLC, for the purchase of up to 250,000 shares of common stock, incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on February 11, 2002, Exhibit 3.6.
10.1	1999 Performance Stock Program, incorporated herein by reference to the Registrant's Registration Statement on Form S-4, registration no. 333-78501, first filed on May 14, 1999, as amended (the "Registration Statement 333-78501"), Exhibit 4.1. +
10.2	Amended and Restated 1999 Employee Stock Purchase Plan, incorporated herein by reference to Registrant's Annual Report on Form 10-K filed on March 30, 2000, Exhibit 4.2. +
10.3	2000 Professional Employee Stock Purchase Plan incorporated herein by reference to Registrant's Annual Report on Form 10-K filed on March 30, 2000, Exhibit 4.3. +
10.4	Amended and Restated 2002 Stock Incentive Plan incorporated herein by reference to Registrant's Quarterly Report on Form 10-Q filed August 14, 2002, Exhibit 4.4.+
10.5	Vision Care Capitation Agreement between OptiCare Eye Health Centers, Inc. and Blue Cross & Blue Shield of Connecticut, Inc. (and its affiliates) dated October 23, 1999, incorporated herein by reference to the Registration Statement 333-78501, Exhibit 10.9.
10.6	Eye Care Services Agreement between OptiCare Eye Health Centers, Inc. and Anthem Health Plans, Inc. (d/b/a Anthem Blue Cross and Blue Shield of Connecticut), effective November 1, 1998, incorporated herein by reference to the Registration Statement 333-78501, Exhibit 10.10.
10.7	Contracting Provider Services Agreement dated April 26, 1996, and amendment thereto dated as of January 1, 1999, between Blue Cross and Blue Shield of Connecticut, Inc., and OptiCare Eye Health Centers, Inc., incorporated herein by reference to the Registration Statement 333-78501, Exhibit 10.11.
10.8	Form of Employment Agreement between the Registrant and Dean J. Yimoyines, M.D., effective August 13, 1999, incorporated herein by reference to the Registration Statement 333-78501, Exhibit 10.11.+

Exhibit	Description
10.9	Lease Agreement dated September 1, 1995 by and between French's Mill Associates, as landlord, and OptiCare Eye Health Centers, Inc. as tenant, for premises located at 87 Grandview Avenue, Waterbury, Connecticut incorporated herein by reference to the Registration Statement 333-78501, Exhibit 10.17.
10.10	Lease Agreement dated September 30, 1997 by and between French's Mill Associates II, LLP, as landlord, and OptiCare Eye Health Center, P.C., as tenant, for premises located at 160 Robbins Street, Waterbury, Connecticut (upper level), incorporated herein by reference to the Registration Statement 333-78501, Exhibit 10.18.
10.11	Lease Agreement dated September 1, 1995 and Amendment to lease dated September 30, 1997 by and between French's Mill Associates II, LLP, as Landlord, and OptiCare Eye Health Center, P.C., as tenant, for premises located at 160 Robbins Street, Waterbury, Connecticut (lower level), incorporated herein by reference to the Registration Statement 333-78501., Exhibit 10.19.
10.12	Second Amendment to Lease Agreement dated September 30, 1997 by and between French's Mill Associates II, LLP, as landlord, and OptiCare Eye Health Center, Inc., as tenant, for premises located at 160 Robbins Street, Waterbury, Connecticut, incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q filed on August 12, 2003, Exhibit 10.4.
10.13	Lease Agreement dated August 1, 2002 by and between Harrold-Barker Investment Company, as landlord, and OptiCare Health Systems, Inc., as tenant, for premises located at 110 and 112 Zebulon Court, Rocky Mount, North Carolina incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed on March 18, 2003, Exhibit 10-12.
10.14	Form of Health Services Organization Agreement between PrimeVision Health, Inc. and eye care providers, incorporated herein by reference to the Registration Statement 333-78501, Exhibit 10.21.
10.15	Professional Services and Support Agreement dated December 1, 1995 between OptiCare Eye Health Centers, Inc. and OptiCare P.C., a Connecticut professional corporation, incorporated herein by reference to the Registration Statement 333-78501, Exhibit 10.22.
10.16	Stock Purchase Agreement dated October 1, 1999, among the Registrant, Stephen Cohen, Robert Airola, Gerald Mandel and Reginald Westbrook (excluding schedules and other attachments thereto), incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q filed on November 15, 1999, Exhibit 10.10.
10.17	Employment Agreement between the Registrant as employer and Gordon A. Bishop, dated August, 13, 1999, incorporated herein by reference to the Registration Statement 333-93043, Exhbit 10.41. +
10.18	Employment Agreement between the Registrant and Jason M. Harrold, effective July 1, 2000, incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q filed on August 14, 2000, Exhibit 10.10. +
10.19	OptiCare Directors' and Officers' Trust Agreement dated November 7, 2001, between the Registrant and Norman S. Drubner, Esq., as Trustee, incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed on November 29, 2001, Exhibit 10.52. +

Exhibit	Description
10.20	Agreement for Consulting Services between Morris Anderson and Associates, Ltd. and the Registrant dated April 16, 2001, incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed on November 19, 2001, Exhibit 10.53.
10.21	Restructure Agreement dated December 17, 2001, among Palisade Concentrated Equity Partnership, L.P., Dean J. Yimoyines, M.D. and the Registrant incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on February 11, 2002, Exhibit 10.1.
10.22	Amendment No. 1, dated January 5, 2002, to the Restructure Agreement dated December 17, 2001, among Palisade Concentrated Equity Partnership. L.P., Dean J. Yimoyines, M.D. and the Registrant incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on February 11, 2002, Exhibit 10.2.
10.23	Amendment No. 2, dated January 22, 2002, to the Restructure Agreement dated December 17, 2001, among Palisade Concentrated Equity Partnership, L.P. Dean J. Yimoyines, M.D. and the Registrant incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on February 11, 2002, Exhibit 10.3.
10.24	Amendment No. 3, dated May 12, 2003, to the Restructure Agreement dated December 17, 2001, among Palisade Concentrated Equity Partnership. L.P., Dean J. Yimoyines, M.D. and the Registrant, incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q filed on August 12, 2003, Exhibit 10.3.
10.25	Subordinated Pledge and Security Agreement dated as of January 25, 2002, by the Registrant (including certain of its subsidiaries) as grantor, and Palisade Concentrated Equity Partnership, L.P., as secured party and agent for the other secured party (Linda Yimoyines), securing the senior secured subordinated notes made by the Registrant to the secured parties dated January 25, 2002, incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on February 11, 2002, Exhibit 10.6.
10.26	Registration Rights Agreement dated January 25, 2002, covering common stock held by Palisade, common stock issuable on conversion of the Series B Preferred Stock and exercise of the warrants issued to Palisade, Linda Yimoyines and CapitalSource Finance, L.L.C., incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on February 11, 2002, Exhibit 10.7.
10.27	Amendment No. 1, dated May 12, 2003, to the Registration Rights Agreement dated January 25, 2002, incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q filed on August 12, 2003, Exhibit 10.2.
10.28	Subordination Agreement dated January 25, 2002, among Palisade Concentrated Equity Partnership, L.P., Linda Yimoyines, CapitalSource Finance, L.L.C. and the Registrant, incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on February 11, 2002, Exhibit 10.8.
10.29	Amended and Restated Revolving Credit, Term Loan and Security Agreement dated as of January 25, 2002, between CapitalSource Finance, L.L.C. and the Registrant, including Annex I, Financial Covenants, and Appendix I, Definitions, incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on February 11, 2002, Exhibit 10.9.

Exhibit	Description
10.30	Waiver and Second Amendment, dated as of November 14, 2003, to the Amended and Restated Revolving Credit, Term Loan and Security Agreement, originally dated as of January 25, 2003, by and between the Registrant, OptiCare Eye Health Centers, Inc., PrimeVision Health, Inc. and CapitalSource Finance LLC, incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on November 19, 2003, Exhibit 10.1.
10.31	Term Note B, dated November 14, 2003, by and between the Registrant, OptiCare Eye Health Centers, Inc., PrimeVision Health, Inc. (individually and collectively as borrower) and CapitalSource Finance LLC (as lender), incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on November 19, 2003, Exhibit 10.2.
10.32	Guaranty Agreement dated November 14, 2003 by and between Palisade Concentrated Equity Partnership, L.P., the Registrant, PrimeVision Health, Inc., OptiCare Eye Health Centers, Inc., OptiCare Acquisition Corp., and CapitalSource Finance LLC, incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on November 19, 2003, Exhibit 10.3.
10.33	Reassignment of Rights to Payments under Services Agreements, Physician Notes and Physician Security Agreements, between Bank Austria Creditanstalt Corporate Finance, Inc., and the Registrant, dated January 25, 2002, incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on February 11, 2002, Exhibit 10.10.
10.34	Assignment and Assumption Agreement dated January 25, 2002, between Bank Austria Creditanstalt Corporate Finance, Inc., and CapitalSource Finance, L.L.C., incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on February 11, 2002, Exhibit 10.11.
10.35	OptiCare Directors' & Officers' Tail Policy Trust dated January 10, 2002, between the Registrant and Norman S. Drubner, Esq.as trustee incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed on April 1, 2002, Exhibit 10.74. * +
10.36	Employment Agreement dated as of September 1, 2001, between the Registrant and William Blaskiewicz, incorporated herein by reference of the Registrant's Quarterly Report on Form 10-Q filed on December 3, 2002, Exhibit 10.21.+
10.37	Employment Letter Agreement, dated as of February 18, 2002, between the Registrant and Christopher J. Walls, incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q filed on May 15, 2002, Exhibit 10.76.+
10.38	Employment Letter Agreement, dated as of May 21, 2002, between the Registrant and Lance A. Wilkes, incorporated herein by reference of the Registrant's Quarterly Report on Form 10-Q filed on August 14, 2002, Exhibit 10.77.+
10.39	Asset Purchase Agreement, dated as of August 1, 2002, by and among the Registrant, PrimeVision Health, Inc. and Optometric Eye Care Center, P.A., incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on August 27, 2002, Exhibit 2.
10.40	Asset Purchase Agreement, dated as of February 7, 2003, by and among the Wise Optical Vision Group, Inc. and OptiCare Acquisition Corp., incorporated herein by reference to the Registrant's Current Report on Form 8-K filed on February 10, 2003, Exhibit 2.

Exhibit	Description
10.41	Joinder Agreement and First Amendment, dated as of February 7, 2003, to the Amended and Restated Revolving Credit, Term Loan and Security Agreement, originally dated as of January 25, 2003, by and between the Registrant, OptiCare Eye Health Centers, Inc., PrimeVision Health, Inc. and CapitalSource Finance LLC, incorporated herein by reference to Exhibit 99.2 of the Registrant's Current Report on Form 8-K filed February 10, 2003, Exhibit 99.2.
10.42	Lease Agreement dated August 7, 2000 and Amendment to Lease dated August 1, 2001, by and between Mack-Cali So. West Realty Associates L.L.C., as landlord, and Wise/Contact US Optical Corporation, as tenant, for premises located at 4 Executive Plaza, Yonkers, New York incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed on March 18, 2003, Exhibit 10.39.
10.43	Letter Agreement dated May 12, 2003 by and among Palisade Concentrated Equity Partnership, L.P., the Registrant and Linda Yimoyines, incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q filed on August 12, 2003, Exhibit 10.1.
10.44	Second Amended and Restated Revolving Credit, Term Loan and Security Agreement, dated as of March 29, 2004, by and between the Registrant, OptiCare Eye Health Centers, Inc., PrimeVision Health, Inc. OptiCare Acquisition Corporation and CapitalSource Finance LLC. *
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
21	List of Subsidiaries of the Registrant. *
23	Consent of Deloitte & Touche regarding its report on our financial statements as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003. *

* Filed herewith.
\+ Management or compensatory plan.

(b) REPORTS ON FORM 8-K

On November 19, 2003 we filed information regarding the modification of our term loan and credit facility under "Item 5. Other Events and Regulations FD Disclosure" and furnished information regarding results of our third quarter of fiscal 2003 under "Item 12. Results of Operation and Financial Condition" on the same current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 30, 2004

OPTICARE HEALTH SYSTEMS, INC.

By: /s/ Dean J. Yimoyines
Dean J. Yimoyines, M.D.
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dean J. Yimoyines Dean J. Yimoyines, M.D.	Director, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 30, 2004
/s/ William A. Blaskiewicz William A. Blaskiewicz	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 30, 2004
/s/ Eric J. Bertrand Eric J. Bertrand	Director	March 30, 2004
/s/ Norman S. Drubner Norman S. Drubner, Esq.	Director	March 30, 2004
/s/ Mark S. Hoffman Mark S. Hoffman	Director	March 30, 2004
/s/ Richard L. Huber Richard L. Huber	Director	March 30, 2004
/s/ Clark A. Johnson Clark A. Johnson	Director	March 30, 2004
/s/ Melvin Meskin Melvin Meskin	Director	March 30, 2004
/s/ Mark S. Newman Mark S. Newman	Director	March 30, 2004

[THIS PAGE INTENTIONALLY LEFT BLANK.]

INDEX TO FINANCIAL STATEMENTS

Deloitte.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
P.O. Box 10098
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
OptiCare Health Systems, Inc.
Waterbury, Connecticut

We have audited the accompanying consolidated balance sheets of OptiCare Health Systems, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of OptiCare Health Systems, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standard No. 142.

Deloitte & Touche LLP

Stamford, Connecticut
March 29, 2004

OPTICARE HEALTH SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Amounts in thousands, except share and per share data)

	December 31, 2003	December 31, 2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,695	$ 3,086
Accounts receivable, net	9,369	5,273
Inventories	5,918	2,000
Deferred income taxes, current	-	1,660
Notes receivable	105	516
Other current assets	462	369
Total Current Assets	17,549	12,904
Property and equipment, net	4,683	3,337
Goodwill	19,195	20,516
Intangible assets, net	1,179	1,353
Deferred income taxes, non-current	-	3,140
Deferred debt issuance costs, net	398	1,187
Notes receivable, less current portion	791	838
Restricted cash	1,158	252
Other assets	902	1,578
TOTAL ASSETS	$ 45,855	$ 45,105
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	5,644	2,902
Claims payable and claims incurred but not reported	1,534	2,143
Accrued salaries and related expenses	2,609	1,838
Accrued expenses	1,364	1,274
Current portion of long-term debt	1,124	1,266
Current portion of capital lease obligations	10	61
Unearned revenue	993	1,053
Other current liabilities	549	131
Total Current Liabilities	13,827	10,668
NON-CURRENT LIABILITIES:		
Long-term debt – related party	-	15,588
Other long-term debt, less current portion	11,469	2,564
Capital lease obligations, less current portion	-	7
Other liabilities	512	608
Total Non-Current Liabilities	11,981	18,767
COMMITMENTS AND CONTINGENCIES (Notes 11, 13, and 20)		
SERIES B 12.5% REDEEMABLE, CONVERTIBLE PREFERRED STOCK AT AGGREGATE LIQUIDATION PREFERENCE–RELATED PARTY	5,635	5,018
STOCKHOLDERS' EQUITY:		
Series C Preferred Stock, $.001 par value ($16,251 aggregate liquidation preference); 406,158 shares issued and outstanding at December 31, 2003; No shares authorized, issued or outstanding at December 31, 2002	1	-
Common Stock, $0.001 par value; 150,000,000 shares authorized; 30,386,061 and 28,913,990 shares issued and outstanding at December 31, 2003 and 2002, respectively	30	29
Additional paid-in-capital	79,700	63,589
Accumulated deficit	(65,319)	(52,966)
TOTAL STOCKHOLDERS' EQUITY	14,412	10,652
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 45,855	$ 45,105

See notes to consolidated financial statements.

OPTICARE HEALTH SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(Amounts in thousands, except share and per share data)

	Year ended December 31,		
	2003	2002	2001
NET REVENUES:			
Managed vision	$ 28,111	$ 29,426	$ 28,988
Product sales	72,834	39,409	44,352
Other services	22,035	20,350	20,742
Other income	2,722	2,346	-
Total net revenues	125,702	91,531	94,082
OPERATING EXPENSES:			
Medical claims expense	22,000	22,326	22,966
Cost of product sales	56,253	31,064	35,545
Cost of services	9,034	8,158	8,840
Selling, general and administrative	38,174	26,298	26,151
(Gain) loss from early extinguishment of debt	1,896	(8,789)	
Goodwill impairment	1,639	-	-
Depreciation	1,899	1,851	1,773
Amortization	174	181	1,124
Interest	2,059	3,048	3,022
Total operating expenses	133,128	84,137	99,421
Income (loss) from continuing operations before income taxes	(7,426)	7,394	(5,339)
Income tax expense (benefit)	4,927	2,528	(8,026)
Income (loss) from continuing operations	(12,353)	4,866	2,687
Income from discontinued operations, net of income taxes	-	313	293
Loss on disposal of discontinued operations, net of income tax expense of $342	-	(4,434)	-
Net income (loss)	(12,353)	745	2,980
Preferred stock dividends	(618)	(531)	-
Net income (loss) available to common stockholders	$ (12,971)	$ 214	$ 2,980
EARNINGS (LOSS) PER SHARE:			
Income (loss) from continuing operations:			
Basic	$ (0.43)	$ 0.35	$ 0.21
Diluted	$ (0.43)	$ 0.10	$ 0.21
Income (loss) from discontinued operations:			
Basic	-	$ (0.33)	$ 0.02
Diluted	-	$ (0.33)	$ 0.02
Net income (loss):			
Basic	$ (0.43)	$ 0.02	$ 0.23
Diluted	$ (0.43)	$ 0.01	$ 0.23

See notes to consolidated financial statements.

OPTICARE HEALTH SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Amounts in thousands)

	Year ended December 31,		
	2003	2002	2001
OPERATING ACTIVITIES:			
Net income (loss)	$ (12,353)	$ 745	$ 2,980
(Income) loss on discontinued operations	-	4,121	(293)
Income (loss) from continuing operations	(12,353)	4,866	2,687
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	1,899	1,851	1,773
Amortization	174	181	1,124
Deferred income taxes	4,800	2,658	(7,800)
Bad debt expense	506	323	498
Non-cash interest expense	958	258	556
Non-cash (gain) loss on early extinguishment of debt	1,867	(8,789)	-
Non-cash gain on contract settlements	(576)	-	-
Non-cash goodwill impairment charge	1,639	-	-
Non-cash compensation charges	178	-	-
Loss on disposal of fixed assets	62	-	73
Changes in operating assets and liabilities			
Accounts receivable	1,914	1,166	636
Inventories	1,814	(213)	21
Other assets	(50)	(168)	(519)
Accounts payable and accrued expenses	(5,663)	(3,192)	(1,018)
Other liabilities	201	(136)	2,401
Cash provided by discontinued operations	-	992	1,020
Net cash (used in) provided by operating activities	(2,630)	(203)	1,452
INVESTING ACTIVITIES:			
Purchases of property and equipment	(890)	(765)	(317)
Purchase of notes receivable	-	(1,350)	-
Payments received on notes receivable	458	658	-
Refund of security deposits	775	-	-
Purchase of restricted investments	(900)	-	-
Purchase of assets from Wise Optical, excluding cash	(6,192)	-	-
Net proceeds from sale of discontinued operations	-	3,862	-
Net cash (used in) provided by investing activities	(6,749)	2,405	(317)
FINANCING ACTIVITIES:			
Proceeds from long-term debt	314	23,474	500
Net increase (decrease) in revolving credit facility	8,837	(4,917)	-
Proceeds from exercise of warrants	-	2,450	-
Proceeds from issuance of stock	144	4,000	9
Principal payments on long-term debt	(988)	(25,143)	(488)
Payment of financing costs	(261)	(1,445)	-
Principal payments on capital lease obligations	(58)	(71)	(65)
Net cash provided by (used in) financing activities	7,988	(1,652)	(44)
Increase (decrease) in cash and cash equivalents	(1,391)	550	1,091
Cash and cash equivalents at beginning of year	3,086	2,536	1,445
Cash and cash equivalents at end of year	$ 1,695	$ 3,086	$ 2,536
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest	$ 1,061	$ 1,359	$ 432
Cash paid (received) for income taxes	76	45	(109)
Reduction of debt in exchange for reduction of receivables	86	1,011	-
Conversion of senior subordinated debt to Series C Preferred Stock	16,251	-	-

See notes to consolidated financial statements.

OPTICARE HEALTH SYSTEMS, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
(Amounts in thousands, except share data)

	Series A Preferred Stock		Series C Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2000	418,803	$ 1	-	-	12,747,324	$ 13	$ 60,554	$ (56,691)	$ 3,877
Issuance of stock under employee stock purchase plan	-	-	-	-	33,458	-	9	-	9
Issuance of common stock	-	-	-	-	34,310	-	8	-	8
Issuance of warrants	-	-	-	-	-	-	108	-	108
Net income for 2001	-	-	-	-	-	-	-	2,980	2,980
Balance at December 31, 2001	418,803	$ 1	-	-	12,815,092	$ 13	$ 60,679	$ (53,711)	$ 6,982
Issuance of common stock	-		-	-	17,525,000	17	2,433	-	2,450
Cancellation of shares	(418,803)	(1)	-	-	(1,426,102)	(1)	(375)	-	(377)
Issuance of warrants	-	-	-	-	-	-	1,383	-	1,383
Dividends on redeemable preferred stock	-	-	-	-	-	-	(531)	-	(531)
Net income for 2002	-	-	-	-	-	-	-	745	745
Balance at December 31, 2002	-	$ -	-	-	28,913,990	$ 29	$ 63,589	$ (52,966)	$ 10,652
Issuance of preferred stock	-	-	406,158	$ 1	-	-	16,113	-	16,114
Issuance of common stock	-	-	-	-	1,555,000	1	651	-	652
Cancellation of shares	-	-	-	-	(82,929)	-	(35)	-	(35)
Dividends on redeemable preferred stock	-	-	-	-	-	-	(618)	-	(618)
Net loss for 2003	-	-	-	-	-	-	-	(12,353)	(12,353)
Balance at December 31, 2003	-	$ -	406,158	$ 1	30,386,061	$30	$ 79,700	$ (65,319)	$ 14,412

See notes to consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

OptiCare Health Systems, Inc. and subsidiaries (the "Company") is an integrated eye care services company focused on vision benefits management (managed vision), the distribution of products and software services to eye care professionals, and consumer vision services, including medical, surgical and optometric services and optical retail. The Company contracts with OptiCare, P.C.—a professional corporation—which employs ophthalmologists and optometrists to provide the surgical, medical, optometric and other professional services to patients.

The Company acquired Wise Optical on February 7, 2003 and was accounted for as a purchase. Accordingly, the results of operations of Wise Optical are included in the Company's results of operations since February 1, 2003, the deemed effective date of the acquisition for accounting purposes.

2. MANAGEMENT'S PLAN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a substantial net loss and experienced negative cash flows in 2003, primarily due to substantial operating losses at Wise Optical. The losses at Wise Optical were largely attributable to significant expenses incurred for integration (primarily severance and stay bonuses, legal and professional fees), weakness in gross margins and an operating structure built to support a higher sales volume. In September 2003, the Company began implementing strategies and operational changes designed to improve the operations of Wise Optical, which included further developing its sales force, improving customer service, enhancing productivity, eliminating positions and streamlining its warehouse and distribution processes. The Company believes these initiatives will lead to increased sales, improved gross margins and reduced operating costs.

The Company's Managed Vision segment experienced decreased revenues and operating income in 2003 due to a loss of contracts as a result of state legislative changes in Texas. In addition, the Managed Vision segment incurred significant expenses in 2003 to build a sales force and the infrastructure necessary to expand into the direct-to-employer market. The Company's first direct-to-employer contract became effective in September 2003 and four additional contracts became effective in the fourth quarter of 2003, with additional signed contracts becoming effective in 2004. The Company expects increased margins in its Managed Vision segment through its product mix shift to the higher margin and shortened sales cycle of the direct product and sees the direct-to-employer market as an opportunity for significant growth.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its affiliate OptiCare P.C.. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers investments purchased with an original maturity of three months or less when purchased to be cash equivalents.

Receivables

Receivables are stated net of allowances for doubtful accounts. The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance from bad debts. We determine the allowance based on historical experience and other currently available evidence. Adjustments to the allowance are recorded to bad debt expense, which is included in operating expenses. Gross receivables are stated net of contractual allowances and insurance disallowances. (See also "Services Revenue" below)

Inventories

Inventories primarily consist of eyeglass frames, lenses, sunglasses, contact lenses and surgical supplies. Inventories are valued at the lower of cost or market, determined on the first-in, first-out "FIFO" basis.

Property and Equipment

Property and equipment are recorded at cost. Leasehold improvements are being amortized over the term of the lease or the life of the improvement, whichever is shorter. Depreciation and amortization are provided primarily using the straight-line method over the estimated useful lives of the respective assets as follows:

Classification	Estimated Useful Life
Furniture, fixtures and equipment	5 – 7 years
Leasehold improvements	7 – 10 years
Computer hardware and software	3 – 5 years

Deferred Debt Issuance Costs

Deferred debt issuance costs are being amortized on the straight-line method, which approximates the interest method, over the term of the related debt and such amortization is included in interest expense. Amortization expense of deferred debt issuance costs totaled $248 and $258 for the years ended December 31, 2003 and 2002, respectively.

Goodwill and Other Intangible Assets

The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" (see "New Accounting Pronouncements"), which was adopted by the Company on January 1, 2002. In accordance with this standard, goodwill and other intangible assets with indefinite useful lives are no longer subject to amortization, but are reviewed by the Company for impairment on an annual basis, or more frequently if events or circumstances indicate potential impairment. The evaluation methodology for potential impairment is inherently complex, and involves significant management judgement in the use of estimates and assumptions. The Company uses multiples of revenue and earnings before interest, taxes, depreciation and amortization of comparable entities to value the reporting unit being evaluated for goodwill impairment.

The Company evaluates impairment using a two-step process. First, we compare the aggregate fair value of the reporting unit to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then we compare the implied fair value of the reporting unit's goodwill with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination accounted for as a purchase. During the year 2001, goodwill was amortized using the straight-line method, generally over a period of 25 years. Intangible assets, which represent purchased service and non-compete agreements, are amortized over their contract life and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Managed Vision Revenue

The Company provides vision care services, through its managed vision care business, as a preferred provider to HMOs, PPOs, third party administrators and insurance indemnity programs. The contractual arrangements with these entities operate primarily under capitated programs. Capitation payments are accrued when they are due under the related contracts at the agreed-upon per-member, per-month rates. Revenue from non-capitated services, such as fee-for-service and other preferred provider arrangements, is recognized when the services are provided and the Company's customers are obligated to pay for such services.

Product Sales Revenue

The Company recognizes revenue on product sales at the time of delivery to the customer. Product sales revenue includes sales of optical products to customers through the retail optometry centers that the Company manages and to affiliated and non-affiliated ophthalmologists and optometrists through the Company's buying group. The buying group negotiates volume buying discounts with optical product suppliers. Products sold through the buying group are shipped directly to the buying group's customers from the supplier. The Company bills the customer and bears the credit risk. All sales to affiliated ophthalmologists and optometrists are eliminated in consolidation.

Services Revenue

The Company (through its affiliated professional corporation) provides comprehensive eye care services to consumers, including medical and surgical treatment of eye diseases and disorders by ophthalmologists, and vision measuring and non-surgical correction services by optometrists. The Company also charges a fee for providing the use of its ambulatory surgery center to professionals for surgical procedures. The Company's ophthalmic, optometric and ambulatory surgery center services are recorded at established rates reduced by an estimate for contractual allowances and doubtful accounts. Contractual allowances arise due to the terms of certain reimbursement contracts with third-party payors that provide for payments to the Company at amounts different from its established rates. The contractual allowance represents the difference between the charges at established rates and estimated recoverable amounts and is recognized in the period the services are rendered. The contractual allowance recorded is estimated based on an analysis of collection experience in relation to amounts billed and other relevant information. Any differences between estimated contractual adjustments and actual final settlements under reimbursement contracts are recognized as adjustments to revenue in the period of final settlements.

The Company's Health Services Organization ("HSO") provides marketing, managed care and other administrative services to individual ophthalmology and optometry practices under agreements between the Company and each practice. HSO revenue is recognized monthly at a contractually agreed upon fee, based on a percentage of cash collections by the HSO practices.

The Company sells and installs software systems that support eye health practice management to optometry practices, retail optical locations and manufacturing laboratories. Revenue associated with sales of software systems is recognized upon delivery and acceptance by the customer.

Other Income

Revenue from HSO settlements are recognized in other income when received.

Medical Claims Expense

Claims expense is recorded as provider services are rendered and includes an estimate for claims incurred but not reported ("IBNR").

Reserves for estimated insurance losses are determined on a case by case basis for reported claims, and on estimates based on company experience for loss adjustment expenses and incurred but not reported claims. These liabilities give effect to trends in claims severity and other factors which may vary as the losses are ultimately settled. The Company's management believes that the estimates of the reserves for losses and loss adjustment expenses are reasonable; however, there is considerable variability inherent in the reserve estimates. These estimates are continually reviewed and, as adjustments to these liabilities become necessary, such adjustments are reflected in current operations in the period of the adjustment.

Cost of Product Sales

Cost of product sales is comprised of optical products including eyeglasses, contact lenses and other optical goods.

Cost of Services

Cost of services represents the direct costs associated with services revenue. These costs are primarily comprised of medical and other service provider wages, as well as medical and other supplies and costs incidental to other services revenue.

Malpractice Claims

The Company purchases insurance to cover medical malpractice claims. There are known claims and incidents as well as potential claims from unknown incidents that may be asserted from past services provided. Management believes that these claims, if asserted, would be settled within the limits of insurance coverage.

Insurance Operations

The Company's managed vision care business includes a wholly-owned subsidiary which is a licensed single service HMO in Texas (the "Texas HMO") and a licensed captive insurance company domiciled in South Carolina, OptiCare Vision Insurance Company ("OVIC"). The Texas HMO is subject to regulation and supervision by the Texas Department of Insurance, which has broad administrative powers relating to standards of solvency, minimum capital and surplus requirements, maintenance of required reserves, payments of dividends, statutory accounting and reporting practices, and other financial and operational matters. The Texas Department of Insurance requires that stipulated amounts of paid-in-capital and surplus be maintained at all times. Dividends payable by the Texas HMO to the Company are generally limited to the lesser of 10% of statutory-basis capital and surplus or net income of the preceding year excluding realized capital gains. OVIC is subject to the regulation and supervision by the South Carolina Department of Insurance and requires minimum capital and surplus levels.

Under the Company's agreements with the Texas and South Carolina Departments of Insurance, the Company was required to pledge investments of $250 and $500, respectively, at December 31, 2003.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" which requires an asset and liability method of accounting for deferred income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. A valuation allowance against deferred tax assets is recorded if, based on the weight of historic available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Redeemable Convertible Preferred Stock

In January 2002 the Company issued 3,204,959 shares of Series B 12.5% Voting Cumulative Convertible Participating Preferred Stock. Each share of Series B Preferred Stock is, at the holder's option, immediately convertible into a number of shares of common stock based on such share's current liquidation value. Each share of Series B Preferred Stock must be redeemed in full by the Company on December 31, 2008. (See also Note 15)

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" requires an issuer to classify a mandatorily redeemable instrument as a liability if it represents an unconditional obligation requiring the Company to redeem the instrument by transferring its assets at a specified or determinable date or upon an event that is certain to occur. The Company's convertible redeemable preferred stock is not classified as a liability due to its conversion feature.

Stock-based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. As permitted under SFAS No. 123 and as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of Statement of Financial Accounting Standard No. 123", the Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25 "Accounting for Stock Issued to Employees" and related interpretations, and provides the pro forma disclosure. Accordingly, compensation cost for the stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Pro forma information regarding net loss and loss per share is required by SFAS No. 123, and has been determined as if the Company accounted for its employee stock options granted subsequent to December 31, 1995, under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2003 and 2002 (there were no options granted in 2001):

	2003	2002
Risk free interest rate	3.0%	3.0%
Dividends	-	-
Volatility factor	.60	.60
Expected Life	5 years	5 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

	Year Ended December 31,		
	2003	2002	2001
Net income (loss) available to common stockholders, as reported	$ (12,971)	$ 214	$ 2,980
Less: Total stock-based employee compensation expense determined under Black-Scholes option pricing model, net of related tax effects	(357)	(519)	(321)
Pro forma net income (loss)	$ (13,328)	$ (305)	$ 2,659
Earnings (loss) per share – As reported:			
Basic	$ (0.43)	$ 0.02	$ 0.23
Diluted	$ (0.43)	$ 0.01	$ 0.23
Earnings (loss) per share – Pro forma:			
Basic	$ (0.44)	$ (0.02)	$ 0.21
Diluted	$ (0.44)	$ (0.02)	$ 0.20

Fair Value of Financial Instruments

SFAS No. 107, as amended, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of fair value information for certain assets and liabilities for which it is practicable to estimate that value. The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, long-term debt and redeemable preferred stock.

The Company considers the carrying amount of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, accrued liabilities and long-term debt to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization or their current market rate of interest. Using available market information, the Company determined that the fair value at December 31, 2003 of the redeemable preferred stock was $30,602 compared to a carrying value of $5,635.

Concentrations

The Company's principal financial instrument subject to potential concentration of credit risk is accounts receivable which are unsecured. The Company records receivables from patients and third party payors related to eye health services rendered. The Company does not believe that there are any substantial credit risks associated with receivables due from governmental agencies and any concentration of credit risk from other third party payors is limited by the number of patients and payors. The Company does not believe that there are any substantial credit risks associated with other receivables due from buying group members or other customers.

The Company has six managed vision contracts with two insurers, CIGNA and United St. Louis, which account for 14 % of the Company's consolidated revenue in 2003.

Estimates

In preparing financial statements, management is required to make estimates and assumptions, particularly in determining the adequacy of the allowance for doubtful accounts, insurance disallowances, managed care claims accrual, deferred taxes and in evaluating goodwill and intangibles for impairment, that affect the reported amounts of assets and liabilities as of the balance sheet date and results of operations for the year. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified in order to conform to the current year presentation.

New Accounting Pronouncements

In November 2002, FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. The interpretation provides guidance on the guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. The Company adopted the disclosure requirements of the interpretation as of December 31, 2002. Effective January 1, 2003, additional provisions of FIN No. 45 became effective and were adopted by the Company. The accounting guidelines are applicable to guarantees issued after December 31, 2002 and require that the Company record a liability for the fair value of such guarantees in the balance sheet. The adoption of FIN No. 45 did not have a material impact on the Company's financial position or results of operations.

Effective January 1, 2003, the Company adopted SFAS No. 143, "Accounting For Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

Effective January 1, 2003, the Company adopted SFAS No. 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections". SFAS No. 145 rescinds the provisions of SFAS No.

4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS No. 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS No. 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS No. 145 related to classification of debt extinguishment are effective for fiscal years beginning after May 15, 2002. As a result of the Company's adoption of SFAS No. 145, the Company reclassified its previously reported gain from extinguishment of debt of approximately \$8.8 million and related income tax expense of approximately \$3.5 million in 2002 from an extraordinary item to continuing operations.

Effective January 1, 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" and nullified EITF Issue No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF No 94-3 had recognized the liability at the commitment date of an exit plan. There was no effect on the Company's financial statements as a result of such adoption.

Effective January 1, 2003, the Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of Statement of Financial Accounting Standard No. 123." This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This statement also amends the disclosure requirements of SFAS No. 123 and Accounting Principles Board Opinion ("APB") No. 28, "Interim Financial Reporting," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company elected to adopt the disclosure only provisions of SFAS No. 148 and will continue to follow APB Opinion No. 25 and related interpretations in accounting for the stock options granted to its employees and directors. Accordingly, employee and director compensation expense is recognized only for those options whose price is less than fair market value at the measurement date. For disclosure regarding stock options had compensation cost been determined in accordance with SFAS No. 123, see Note 2 to the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. The consolidation provisions of this interpretation are required immediately for all variable interest entities created after January 31, 2003, and the Company's adoption of these provisions did not have a material effect on its financial position or results of operations. For variable interest entities in existence prior to January 31, 2003, the consolidation provisions of FIN 46 are effective December 31, 2003 and did not have a material effect on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments. This statement is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have a material impact on the Company's financial position or results of operations.

4. ACQUISITION OF WISE OPTICAL VISION GROUP, INC.

On February 7, 2003, the Company acquired substantially all of the assets and certain liabilities of the contact lens distribution business of Wise Optical Vision Group, Inc. ("Wise Optical"), a New York corporation. The Company acquired Wise Optical to become a leading optical product distributor.

Wise Optical has experienced substantial operating losses in 2003. These losses are largely attributable to significant expenses incurred by Wise Optical, including integration costs (primarily severance and stay bonuses and legal and professional fees), weakness in gross margins and an operating structure built to support a higher sales volume. In September 2003, the Company began implementing strategies and operational changes designed to improve the operations of Wise Optical. These efforts include developing our sales force, improving customer service, enhancing productivity, eliminating positions and streamlining our warehouse and distribution processes. In addition, effective September 3, 2003, Gordon Bishop, President of the Company's Consumer Vision division, has replaced the former President of the Distribution sector of the Distribution and Technology division. Gordon brings industry expertise and a strong optical background to Wise Optical, along with a focus on operating expenses. The Company believes these changes will lead to increased sales, improved gross margins and reduced operating costs.

The results of operations of Wise Optical are included in the consolidated financial statements from February 1, 2003, the deemed effective date of the acquisition for accounting purposes. The following is a summary of the unaudited pro forma results of operations of the Company as if the Wise Acquisition had closed effective January 1, of the respective periods below:

	Year Ended December 31,		
	2003	2002	2001
Net Revenues	$132,380	$157,413	$154,215
Loss from continuing operations	(12,206)	(6,641)	2,135
Net (loss) income	(12,206)	(10,762)	2,428
Income (loss) per common share from continuing operations (1):			
Basic	$ (0.43)	$ (0.53)	$ 0.16
Diluted	$ (0.43)	$ (0.53)	$ 0.15
Net income (loss) per common share from continuing operations (1):			
Basic	$ (0.43)	$ (0.83)	$ 0.18
Diluted	$ (0.43)	$ (0.83)	$ 0.17

(1) Includes effect of preferred stock dividends.

The unaudited pro forma information presented above is for informational purposes only and is not necessarily indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

The aggregate purchase price of Wise Optical of $7,949 consisted of approximately $7,290 of cash, 750,000 shares of the Company's common stock with an estimated fair market value of $330, and transaction costs of approximately $329. Funds for the acquisition were obtained via the Company's revolving credit note with CapitalSource Finance, LLC ("CapitalSource"), which was increased from $10,000 to $15,000 in connection with the acquisition of Wise Optical.

The aggregate purchase price of $7,949 was allocated to the estimated fair value of the assets acquired and liabilities assumed with the excess identified as goodwill. Fair values were based on valuations and other studies. The goodwill resulting from this transaction, of $318, was assigned to the Company's Distribution and Technology operating segment and is expected to be amortizable for tax purposes. The goodwill from this acquisition was written-off in September 2003 due to impairment, primarily resulting from the unexpected losses at Wise Optical. See Note 10.

The following table sets forth the allocation of purchase price consideration to the assets acquired and liabilities assumed at the date of acquisition.

Assets:	
Cash and cash equivalents	$ 1,427
Accounts receivable	6,626
Inventory	5,732
Property and equipment, net	2,416
Other assets	148
Goodwill	318
Total assets	$ 16,667
Liabilities:	
Accounts payable and accrued expenses	$ 8,657
Other liabilities	61
Total liabilities	$ 8,718

5. DISCONTINUED OPERATIONS

In May 2002, the Company's Board of Directors approved management's plan to dispose of substantially all of the net assets relating to the retail optical business and professional optometry practice locations it operated in North Carolina ("NCOP"). Accordingly, during the quarter ended June 30, 2002 the Company recorded a $3,940 loss on disposal of discontinued operations based on the estimated fair value of the net assets held for sale. On August 12, 2002 the Company consummated the sale of the NCOP net assets to Optometric Eye Care Center, P.A. ("OECC"), an independent professional association owned by two former officers of the Company and recorded an additional loss on disposal of $494, including income tax expense of $342. In connection with the sale, the Company received $4,200 in cash and a $1,000 promissory note. Additional consideration included OECC's surrender of 1,321,010 shares of the Company's common stock (for retirement) with an estimated fair market value of $357 and OECC's assumption of $135 of certain other liabilities. The aggregate gross consideration from the sale of approximately $5,692 was offset by approximately $477 of closing and other direct costs associated with the sale. The Company paid $3,074 to its bank from the proceeds it received from the sale, of which $500 was applied as a payment on the term loan and $2,574 was applied as a payment on the outstanding credit facility.

This sale was accounted for as a disposal group under SFAS No. 144. Accordingly, amounts in the financial statements and related notes for all periods presented have been reclassified to reflect SFAS No. 144 treatment.

Operating results of the discontinued operations are as follows:

	2002	2001
External revenue	$ 16,771	$ 17,985
Intercompany revenue	$ 4,875	$ 9,602
Income from discontinued operations before taxes	$ 523	$ 489
Income tax expense	210	196
Income from discontinued operations	313	293
Loss on disposal of discontinued operations, net of income taxes of $342	(4,434)	-
Total income (loss) from discontinued operations	$ (4,121)	$ 293
Income (loss) per share from discontinued operations	$ (0.33)	$ 0.02

6. SEGMENT INFORMATION

During the third quarter of 2002, the Company sold its retail optometry division in North Carolina and modified the Company's strategic vision. Accordingly, the Company realigned its business into the following three reportable operating segments: (1) Managed Vision, (2) Consumer Vision, and (3) Distribution and Technology. These operating segments are managed separately, offer separate and distinct products and services, and serve different customers and markets, although there is some cross-marketing and selling between the segments. Discrete financial information is available for each of these segments and the Company's President assesses performance and allocates resources among these three operating segments.

The Managed Vision segment contracts with insurers, insurance fronting companies, employer groups, managed care plans and other third party payors to manage claims payment administration of eye health benefits for those contracting parties. The Consumer Vision segment sells retail optical products to consumers and operates integrated eye health centers and surgical facilities where comprehensive eye care services are provided to patients. The Distribution and Technology segment provides products and services to eye care professionals (ophthalmologists, optometrists and opticians) through (i) Wise Optical, a distributor of contact and ophthalmic lenses and other eye care accessories and supplies; (ii) a Buying Group program, which provides group purchasing arrangements for optical and ophthalmic goods and supplies and (iii) CC Systems, which provides systems and software solutions to eye care professionals.

In addition to its reportable operating segments, the Company's "All Other" category includes other non-core operations and transactions, which do not meet the quantitative thresholds for a reportable segment. Included in the "All Other" category is revenue earned under the Company's HSO operation, which receives fee income for providing certain support services to individual ophthalmology and optometry practices. While the Company continues to meet its contractual obligations by providing the requisite services under its HSO agreements, the Company is in the process of disengaging from a number of these arrangements.

Management assesses the performance of its segments based on income before income taxes, interest expense, depreciation and amortization, and other corporate overhead. Summarized financial information, by segment, for the years ended December 31, 2003, 2002 and 2001 is as follows:

	Year ended December 31,		
	2003	2002	2001
Revenues:			
Managed vision	$28,111	$ 29,426	$ 28,988
Consumer vision	30,871	28,834	28,606
Distribution and technology	69,038	35,029	38,721
Reportable segment totals	128,020	93,289	96,315
All other	2,869	3,283	2,568
Elimination of inter-segment revenues	(5,187)	(5,041)	(4,801)
Total net revenue	$ 125,702	$ 91,531	$ 94,082
Segment income (loss):			
Managed vision	1,271	$ 2,630 (1)	$ 2,018
Consumer vision	2,856	1,463	385
Distribution and technology	(2,695)	267	(71)
Total reportable segment income	1,432	4,360	2,332
All other	2,053	2,335	2,041
Depreciation	(1,899)	(1,851)	(1,773)
Amortization expense and write-off of goodwill	(1,813)	(181)	(1,124)
Interest expense	(2,059)	(3,048)	(3,022)
Corporate	(3,244)	(3,010)	(3,793)
Gain (loss) on early extinguishment of debt	(1,896)	8,789	-
Income (loss) from continuing operations before income taxes	$ (7,426)	$ 7,394	$ (5,339)

(1) Includes a $600 reduction in claims expense due to a favorable adjustment to the reserve.

	Year ended December 31,		
	2003	2002	2001
Assets:			
Managed vision	$ 15,567	$ 15,133	$ 14,435
Consumer vision	10,229	10,200	11,767
Distribution and technology	16,351	7,456	7,652
Segment totals	42,147	32,789	33,854
Discontinued operations	-	-	11,729
Corporate and other	3,813	12,316	14,159
Total	$ 45,960	$ 45,105	$ 59,742
Capital expenditures:			
Managed vision	$ 135	$ 51	$ 25
Consumer vision	591	518	143
Distribution and technology	142	12	36
Segment totals	868	581	204
Discontinued operations	-	379	306
Corporate and other	22	184	113
Total	$ 890	$ 1,144	$ 623

7. RESTRUCTURING AND OTHER ONE-TIME CHARGES

Debt and Equity Restructuring

In the fourth quarter of 2001, the Company recorded approximately $1,017 of professional fees, primarily legal and work-out related non-deferrable costs, associated with the restructure of the Company's long-term debt that closed in January 2002. (See Note 11)

Operations Restructuring

In the fourth quarter of 2000, the Company recorded $2,306 of restructuring charges and $230 of charges related to the canceled sale of the Connecticut operations. The Company's restructuring plans included closing and consolidating facilities, reducing overhead and streamlining operations and was completed in 2001.

During the year ended December 31, 2003, 2002 and 2001, $206, $119 and $436, respectively, was charged against the restructuring accrual, representing primarily severance and lease related payments on vacant facilities that were closed as part of the Company's restructuring activities. In 2003, the Company reduced its restructuring reserve by $140 due to a change in estimated future rent payments. The remaining restructuring liability at December 31, 2003 of $471 principally relates to lease obligations on excess office space that are not expected to be utilized over the terms of the remaining leases.

8. RECEIVABLES

Activity in the allowance for doubtful accounts consisted of the following for the years ended December 31:

	2003	2002	2001
Balance at beginning of period	$ 587	$ 501	$ 558
Allowance of acquired company (Wise Optical)	642	-	-
Additions charged to expense	506	323	498
Deductions	(546)	(237)	(555)
Balance at end of period	$ 1,189	$ 587	$ 501

9. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,	
	2003	2002
Leasehold improvements	$ 3,881	$ 3,166
Furniture and equipment	5,441	5,043
Computer hardware and software	6,174	3,828
Total	15,496	12,037
Accumulated depreciation and amortization	(10,813)	(8,700)
Property and equipment, net	$ 4,683	$ 3,337

10. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". The standard changed the accounting for goodwill and intangible assets with an indefinite life whereby such assets are no longer amortized; however the standard does require at least annually a test for impairment, and a corresponding write-down, if appropriate. The first step of the goodwill impairment test identifies potential impairment and the second step of the test is used to measure the amount of impairment loss, if any. The Company completed its transitional test for impairment in the second quarter of 2002 and its annual test for impairment during the fourth quarter of 2002. No impairment charges were required in connection with these tests and there were no changes to the carrying value of goodwill during 2002.

In the third quarter of 2003, the Company performed an interim impairment test of goodwill due to decreases in Buying Group sales and significant operating losses at Wise Optical. The Company completed the first step of the impairment test, which resulted in carrying value exceeding estimated fair value, indicating impairment. The Company was unable to finalize the second step of the impairment test during the third quarter, but recorded an estimated impairment charge of $1,300 in September 2003. The Company finalized the second step of its interim impairment test during the fourth quarter of 2003 and based on the results of that test recorded an additional $339 impairment charge. The Company also performed its annual test for goodwill impairment for all of its reporting units as of December 31, 2003 and no additional impairment charge was required.

Changes in the carrying amount of goodwill for the year ended December 31, 2003, by segment, are as follows:

	Managed Vision	Consumer Vision	Distribution & Technology	Total
Balance, December 31, 2002	$ 11,820	$ 4,746	$ 3,950	$20,516
Goodwill from acquisition	-	-	318	318
Impairment charge	-	-	(1,639)	(1,639)
Balance, December 31, 2003	$ 11,820	$ 4,746	$ 2,629	$ 19,195

Comparative information as if goodwill had not been amortized is as follows:

	2003	2002	2001
Net income (loss) as reported	$ (12,353)	$ 745	$ 2,980
Add back: goodwill amortization	-	-	943
Adjusted net income (loss)	(12,353)	745	3,923
Preferred stock dividend	(618)	(531)	-
Adjusted net income (loss) available to common Stockholders	$ (12,971)	$ 214	$ 3,923
Earnings (loss) per common share – basic:			
Net income (loss) available to common stockholders	$ (0.43)	$ 0.02	$ 0.23
Goodwill amortization	-	-	0.07
Adjusted net income (loss) per share	$ (0.43)	$ 0.02	$ 0.30
Earnings (loss) per common share – diluted:			
Net income (loss) available to common stockholders	$ (0.43)	$ 0.01	$ 0.23
Goodwill amortization	-	-	0.07
Adjusted net income (loss) per share	$ (0.43)	$ 0.01	$ 0.30

Intangible assets subject to amortization are as follows as of December 31:

	2003			2002		
	Gross Amount	Accumulated Amortization	Net Balance	Gross Amount	Accumulated Amortization	Net Balance
Service Agreement	$ 1,658	$ (479)	$ 1,179	$ 1,658	$ (368)	$ 1,290
Non-compete agreements	265	(265)	-	265	(202)	63
Total	$ 1,923	$ (744)	$ 1,179	$ 1,923	$ (570)	$ 1,353

Amortization expense for the years ended December 31, 2003 and 2002 was $174 and $181, respectively. Annual amortization expense is expected to be $111 for each of the years 2004 through 2008.

11. LONG-TERM DEBT

The details of the Company's long-term debt at December 31, 2003 and 2002 are as follows:

	2003	2002
Term note payable to CapitalSource, due January 25, 2006. Monthly principal payments of $25 with balance due at maturity.	$ 2,075	$ 2,333
Revolving credit note to CapitalSource, due January 25, 2006.	10,394	1,557
Senior subordinated secured notes payable due January 24, 2012. (1)	-	15,588
Subordinated notes payable due at various dates through 2004. Principal and interest payments are due monthly or annually. Interest is payable at rates ranging from 7% to 11.4%.	124	1,189
Unamortized discounts	-	(1,249)
Total	12,593	19,418
Less current portion	1,124	1,266
	$ 11,469	$ 18,152

(1) Converted into Series C Preferred Stock on May 12, 2003.

Aggregate maturities of long-term debt by year are $1,124 in 2004, $300 in 2005 and $11,869 in 2006.

The Company had standby letters of credit outstanding at December 31, 2003 and 2002 for $900 and $400, respectively. The letters of credit outstanding at December 31, 2003 and 2002 were secured by restricted certificates of deposit and security deposits, respectively.

The CapitalSource Loan and Security Agreement

In January 2002 the Company entered into an Amended and Restated Revolving Credit, Term Loan and Security Agreement (the "Amended Credit Facility") with CapitalSource. CapitalSource acquired this agreement from the Company's previous senior secured lender, Bank Austria, discussed below. The Amended Credit Facility made available to the Company a $3,000 term loan and up to a $10,000 revolving loan facility (the "Revolver") secured by a security interest in substantially all of the assets of the Company. The revolver agreement requires the Company to maintain a lock-box arrangement whereby amounts received into the lock-box is applied to reduce the revolver debt outstanding.

The Amended Credit Facility contains certain restrictions on the conduct of the Company's business, including, among other things, restrictions on incurring debt, purchasing or investing in the securities of, or acquiring any other interest in, all or substantially all of the assets of any person or joint venture, declaring or paying any cash dividends or making any other payment or distribution on capital stock, and creating or suffering liens on the Company's assets. The Company is required to maintain certain financial covenants, including a minimum fixed charge coverage ratio and minimum net worth. The Company did not meet its minimum fixed charge ratio covenant for the three months ended September 30, 2003 and December 31, 2003, however, the Company received a waiver for non-compliance with this covenant through February 29, 2004.

On February 7, 2003, in connection with the Company's acquisition of Wise Optical, the Company's credit facility with CapitalSource was amended. The amendment primarily resulted in an increase in the Company's Revolver from $10,000 to $15,000.

On November 14, 2003 the Company amended the terms of the Amended Credit Facility which, among other things, (i) increased the term loan by $314 and extend the maturity date of the term loan from January 25, 2004 to January 25, 2006, (ii) extended the maturity date of the revolver January 25, 2005 to January 25, 2006, (iii) permanently increased the advance rate on eligible receivables of Wise Optical from 80% to 85%, (iv) temporarily increased the advance rate on eligible inventory of Wise Optical from 50% to 55% through March 31, 2004, (v) provide access to a $700 temporary over-advance bearing interest at prime plus 5 ½% due March 31, 2004 (which was prepaid in full by March 1, 2004) and was guaranteed by Palisade Concentrated Equity Partnership, L.P. ("Palisade"), (vi) waived the Company's non-compliance with the minimum fixed charge ratio financial covenant through March 31, 2004 and (vii) changed the net worth covenant from ($27,000) to tangible net worth of ($10,000). In connection with this amendment, the Company agreed to pay CapitalSource $80 in financing fees. The amendment also included an additional $150 termination fee if the Company terminates the Revolver prior to December 31, 2004. Additionally, if the Company terminates the Revolver pursuant to a refinancing with another commercial financial institution, it shall pay CapitalSource, in lieu of a termination fee, a yield maintenance amount shall mean an amount equal to the difference between (i) the all-in effective yield which could be earned on the revolving balance through January 25, 2006 and (ii) the total interest and fees actually paid to CapitalSource on the Revolver prior to the termination date or date of prepayment.

The interest rate applicable to the term loan under the Amended Credit Facility equals the prime rate plus 3.5% (but not less than 9%) and the interest rate applicable to the Revolver is prime rate plus 1.5% (but not less than 5.75%). During 2003, the Company's average borrowing rate was approximately 8.43%. The Company pays a monthly unused line fee that equals the excess, if any, of $3,000 over all interest accrued for such month. Although the Company may borrow up to $15,000 under the Revolver, availability is based on the value of the collateral underlying the facility at any given time and on the amount outstanding under the Revolver at such time. As of December 31, 2003 the Company had approximately $479 of availability under its Revolver.

On March 29, 2004 we entered into the Second Amended Credit Facility with CapitalSource which incorporates all of the changes embodied in the above amendments and: (i) confirmed that the temporary over-advance was repaid as of February 29, 2004 (ii) changed the expiration date of the waiver of our fixed ratio covenant from March 31, 2004 to February 29, 2004 (iii) reduced the tangible net worth covenant from $(10) million to $(2) million.

Prior to January 2002, the Company was a party to a loan agreement (the "Credit Facility") with Bank Austria. The Credit Facility made available to the Company a $21,500 term loan and up to a $12,700 revolving loan facility secured by a security interest in substantially all of the assets of the Company. As previously discussed, on January 25, 2002 Bank Austria forgave approximately $10,000 of principal and interest and sold this loan to CapitalSource. CapitalSource, as lender, and the Company, as borrower, amended and restated the terms of the indebtedness as described above (see also Note 7).

Senior Subordinated Secured Notes

In January 2002, Palisade made a subordinated loan to the Company of $13,900 and Ms. Yimoyines made a subordinated loan to the Company of $100 (collectively, the "Senior Secured Loans"), which were evidenced by senior subordinated secured notes. These notes were subordinated to the Company's senior indebtedness with CapitalSource, and were secured second priority security interests in substantially all of the Company's assets. Principal was due on January 25, 2012 and interest was payable quarterly at a rate of 11.5% per annum. In the first and second years of the notes, the Company had the right to defer 100% and 50%, respectively, of interest to maturity by increasing the principal amount of the note by the amount of interest so deferred.

On May 12, 2003, Palisade and Ms. Yimoyines exchanged the entire amount of principal and interest due to them under the Senior Secured Loans, totaling an aggregate of $16,246, for a total of 406,158 shares of Series C Preferred Stock, of which 403,256 shares were issued to Palisade and 2,902 shares were issued to Ms. Yimoyines. The aggregate principle and interest was exchanged at a rate equal to $.80 per share, the agreed upon value of our common stock on May 12, 2003, divided by 50 (or $40.00 per share).

12. GAIN (LOSS) ON EARLY EXTINGUISHMENT OF DEBT

On January 25, 2002, the Company recorded a gain on the early extinguishment of debt of $8,789 before income tax as a result of the Company's debt restructuring. The $8,789 gain was comprised principally of approximately $10,000 of debt and interest forgiveness by Bank Austria, the Company's former senior secured lender, which was partially offset by $1,200 of unamortized deferred financing fees and debt discount. (See Note 11)

On May 12, 2003, the Company recorded a $1,847 loss on the exchange of $16,246 of debt for Series C Preferred Stock. The $1,847 loss represents the write-off of the unamortized deferred debt issuance costs and debt discount associated with the extinguished debt. (See Notes 11 and 16)

On November 14, 2003, the Company amended the Amended Credit Facility with CapitalSource and recorded a $49 loss on the extinguishment of debt, representing financing fees and the write-off of unamortized deferred debt issuance costs associated with the original loans under the Amended Credit facility. (See Note 11)

13. LEASES

The Company leases certain furniture, machinery and equipment under capital lease agreements that expire through 2005. The Company primarily leases its facilities under cancelable and noncancelable operating leases expiring in various years through 2012, including leases with related parties (see Note 17). Several facility leases have annual rental terms comprised of base rent at the inception of the lease adjusted by an amount based, in part, upon the increase in the consumer price index. Lease expense charged to continuing operations during the years ended December 31, 2003, 2002 and 2001 was $2,438, $3,990 and $5,087, respectively.

Property and equipment includes the following amounts for capital leases at December 31:

	2003	2002
Furniture, machinery and equipment	$ 248	$ 248
Less accumulated amortization	(235)	(181)
	$ 13	$ 67

Future minimum lease payments, by year and in the aggregate, under capital leases and operating leases with remaining terms of one year or more consisted of the following at December 31, 2003:

	Capital Leases	Operating Leases
2004	$ 10	$ 2,620
2005	-	2,505
2006	-	2,277
2007	-	2,067
2008		1,853
Thereafter	-	3,248
Total minimum lease payments	$ 10	$ 14,570

14. 401(K) SAVINGS PLAN

The Company provides a defined contribution 401(k) savings plan to substantially all employees who meet certain age and employment criteria. Eligible employees are allowed to contribute a portion of their income in accordance with specified guidelines. The Company matches a percentage of employee contributions up to certain limits. Employer contributions are made on a discretionary basis as authorized by the Board of Directors. Employer contributions for the years ended December 31, 2003, 2002, and 2001 were $243, $288 and $333, respectively.

15. REDEEMABLE CONVERTIBLE PREFERRED STOCK

On January 25, 2002 the Company designated and issued 3,204,959 shares of Series B 12.5% Voting Cumulative Convertible Participating Preferred Stock (the "Series B Preferred Stock") having a liquidation preference of $1.40 per share. Subject to a senior liquidation preference of the Series C Preferred Stock (see Note 16), the Series B Preferred Stock ranks senior to all other currently issued and outstanding classes or series of the Company's stock with respect to dividends, redemption rights and rights on liquidation, winding up, corporate reorganization and dissolution. Each share of Series B Preferred Stock is, at the holder's option, immediately convertible into a number of shares of common stock equal to such share's current liquidation value, divided by a conversion price of $0.14, subject to adjustment for dilutive issuances. The number of shares of common stock into which each share of Series B Preferred Stock is convertible will increase over time because the liquidation value of the Series B Preferred Stock increases at a rate of 12.5% per year compounded annually.

Each share of Series B Preferred Stock must be redeemed in full by the Company on December 31, 2008, at a price equal to the greater of (i) the aggregate adjusted redemption value of the Series B Preferred Stock ($1.40 per share) plus accrued but unpaid dividends or (ii) the amount the preferred stockholders would be entitled to receive if the Series B Preferred Stock plus accrued dividends were converted at that time into common stock and the Company were to liquidate and distribute all of its assets to its common stockholders. As of December 31, 2003, cumulative accrued and unpaid dividends on the Series B Preferred Stock totaled $1,150 or $0.36 per preferred share. As of December 31, 2003 there were 3,204,959 shares of Series B Preferred Stock outstanding with a liquidation value of $1.76 per share.

16. STOCKHOLDERS' EQUITY

Series C Preferred Stock

On May 12, 2003, the Company issued 406,158 shares of Series C preferred stock to Palisade and Ms. Yimoyines, collectively, in exchange for amounts due to them by the Company under Senior Secured Loans (See Note 11.) The Series C Preferred Stock ranks senior to all other currently issued and outstanding classes or series of our stock with respect to liquidation rights. Each share of Series C Preferred Stock is, at the holder's option, convertible into 50 shares of common stock and has the same dividend rights, on an as converted basis, as the Company's common stock. The Company authorized for issuance 5,000,000 shares of Series B and Series C Preferred Stock, collectively.

Warrants

As of December 31, 2003, the following warrants to purchase common stock of the Company were outstanding and exercisable with expiration dates ranging from 2005 to 2012:

Outstanding Warrants	Exercise Price
275,000	$ 0.14
20,000	$ 0.16
750,000	$ 0.40
2,000,000	$ 1.00
50,000	$ 3.50
30,000	$ 4.50
3,125,000	

In December 2002 warrants to purchase 17,500,000 common shares of the Company were exercised at a price of $0.14 per share. These warrants were scheduled to expire in 2012.

Employee Stock Purchase Plan

The Company provides an Employee Stock Purchase Plan (the "ESPP") to substantially all eligible employees who meet certain employment criteria. Under the terms of the ESPP, eligible employees may have up to 20% of eligible compensation deducted from their pay to purchase common stock. The per share purchase price is 85% of the average high and low per share trading price of common stock on the American Stock Exchange on the last trading date prior to the investment date, as defined in the ESPP. The amount that may be offered pursuant to this plan is 450,000 shares. Effective July 2001, the Company suspended the purchase of shares by employees under the ESPP. As of December 31, 2003, the purchase of shares under the ESSP remained suspended and, therefore, no shares were purchased by employees during 2003. For the year ended December 31, 2001, 33,458 shares were purchased by employees under the ESPP at a weighted average price of $0.24.

Stock Plans

The Company's stock plans provide for the grant of incentive stock options and non-qualified stock options as well as restricted stock. Stock options generally are granted with an exercise price equal to 100% of the market value of a share of common stock on the date of grant, have a 10-year term and vest within four years from the date of grant. The weighted average fair value of stock options, calculated using the Black-Scholes option pricing model, granted during 2003 and 2002 was $0.37 and $0.11 per share, respectively. There were 225,000 and 25,000 shares of restricted common stock issued in 2003 and 2002, respectively, with a weighted average fair value at the date of grant of $0.65 and $0.16, respectively. There were no stock options or restricted stock granted during the year ended December 31, 2001. As of December 31, 2003, 8,734,791 shares were reserved for issuance under the stock plans, including 3,211,329 shares available for future grant.

Presented below is a summary of the status of the Company's stock options and the related transactions for the years ended December 31, 2003, 2002 and 2001.

	Options Outstanding	Weighted Average Exercise Price
December 31, 2000	1,242,146	$ 5.33
Canceled	(321,688)	$ 4.51
December 31, 2001	920,458	$ 5.62
Granted	4,732,500	$ 0.33
Canceled	(68,892)	$ 5.71
December 31, 2002	5,584,066	$ 1.14
Granted	888,000	$ 0.66
Exercised	(580,000)	$ 0.25
Canceled	(368,604)	$ 0.66
December 31, 2003	5,523,462	$ 1.19

The following table summarizes in more detail information regarding the Company's stock options outstanding at December 31, 2003.

	Options Outstanding			Options Exercisable	
Exercise Price	Outstanding Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price
$ 0.15 - $ 0.16	1,350,000	8.0	$ 0.15	675,000	$ 0.15
$ 0.20	745,000	8.4	$ 0.20	411,250	$ 0.20
$ 0.25 - $ 0.26	862,500	8.5	$ 0.26	412,500	$ 0.25
$ 0.31 - $ 0.36	540,000	8.9	$ 0.36	407,500	$ 0.36
$ 0.65 - $0.77	758,000	9.1	$ 0.66	215,000	$ 0.65
$ 1.00 - $ 1.78	245,000	8.1	$ 1.14	95,000	$ 1.37
$ 2.00 - $ 2.56	545,131	6.7	$ 2.35	395,131	$ 2.49
$ 5.85	440,000	5.6	$ 5.85	440,000	$ 5.85
$ 6.37 - $ 63.73	37,831	4.7	$ 30.42	37,831	$ 30.42
Total	5,523,462	8.0	$ 1.19	3,089,212	$ 1.75

17. RELATED PARTY TRANSACTIONS

The Company incurred rent expense of $106 and $146 in 2002 and 2001, respectively, which was paid to certain doctors for the use of equipment.

The Company incurred rent expense of $1,086, $1,780 and $2,098 in 2003, 2002 and 2001, respectively, which was paid to entities in which certain officers of the Company had an interest, for the lease of facilities.

In the normal course of business, the Company contracts with OptiCare P.C. to provide medical, surgical and optometric services to patients. The Company's Chief Executive Officer is the sole stockholder of OptiCare P.C.

A subsidiary of the Company remains a guarantor with respect to two leases where the lessee is an entity owned by two former officers of the Company. Aggregate annual rent under the leases is $194,392. Each of the guarantees and its underlying lease involved the professional optometry practice locations and retail optical business the Company operated in the State of North Carolina, which were sold to Optometric Eye Care Center, P.A. ("OECC") in August 2002. Although, in connection with that sale, OECC assumed from the Company any obligations the Company or its subsidiaries or affiliates may have had as lessee under those leases, OECC and the Company were unable to obtain landlord consent to the assignment of the Company's guarantees with respect to the leases, which expire in 2005. As a guarantor, performance by the Company would be required if the borrowing entity defaulted, however the Company had deemed that its performance as a guarantor is not likely to occur.

In January 2002, the Company issued senior subordinated secured notes payable to Palisade, a significant shareholder, for $13,900 and to Ms. Yimoyines, wife of the Company's Chief Executive Officer, for $100. For the years ended December 31, 2002, interest expense on the notes to Palisade and Ms. Yimoyines was $1,577 and $11, respectively, which was paid in kind. In May 2003, Palisade and Ms. Yimoyines exchanged the entire amount of principal and interest due to them under these notes for shares of Series C Preferred Stock, of which 403,256 shares were issued to Palisade and 2,902 shares were issued to Ms. Yimoyines. Interest expense on the notes payable to Palisade and Ms. Yimoyines in 2003, prior to the exchange for Series C Preferred Stock, was $658 and $5, respectively.

In January 2002, in connection with providing the Senior Secured Loans to the Company, Palisade and Ms. Yimoyines received warrants to purchase 17,375,000 and 125,000 shares, respectively, of the Company's common stock at an exercise price of $0.14. These warrants were exercised in December 2002.

In January 2002, Palisade purchased 2,571,429 shares of the Company's Series B Preferred Stock for $3,600 in cash and Ms. Yimoyines purchased 285,714 shares of Series B Preferred Stock for $400 in cash. Also in January 2002, the Company issued an additional 309,170.5 shares of Series B Preferred Stock to Palisade to satisfy an outstanding loan of $400 of principal and $33 of accrued interest and issued an additional 38,646.3 shares of Series B Preferred Stock to Ms. Yimoyines to satisfy an outstanding loan of $50 of principal and $4 of accrued interest due to Ms. Yimoyines. As of December 31, 2003, accrued and unpaid dividends on these shares owned by Palisade and Ms. Yimoyines totaled $1,034 and $116, respectively.

As of December 31, 2002 the Company had an unsecured promissory note payable to an officer of the Company related to an amount owed in connection with the Company's purchase of Cohen Systems in 1999. The note, which accrues interest at 7.50% and matures on December 1, 2004, had an outstanding balance of $106 at December 31, 2003 and is reflected as a current liability. For the year ended December 31, 2003 and 2002, interest expense on this note was $12 and 9, respectively.

18. EARNINGS (LOSS) PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year Ended December 31,		
	2003	2002	2001
Income (loss) from continuing operations	$ (12,353)	$ 4,866	$ 2,687
Preferred stock dividends	(618)	(531)	-
Income (loss) from continuing operations applicable to Common stockholders	(12,971)	4, 335	2,687
Discontinued operations	-	(4,121)	293
Net income (loss) applicable to common shareholders	$ (12,971)	$ 214	$ 2,980
Weighted average common shares – basic	30,066,835	12,552,185	12,795,433
Effect of dilutive securities:			
Options	*	790,102	*
Warrants	*	7,887,094	*
Preferred Stock	*	29,942,229	418,803
Weighted average common shares – dilutive	30,066,835	51,171,610	13,214,236
Basic Earnings Per Share:			
Income (loss) from continuing operations	$ (0.43)	$ 0.35	$ 0.21
Discontinued operations	-	(0.33)	0.02
Net income (loss) per common share	$ (0.43)	$ 0.02	$ 0.23
Diluted Earnings Per Share:			
Income (loss) from continuing operations	$ (0.43)	$ 0.10	$ 0.21
Discontinued operations	-	$ (0.33)	0.02
Net income (loss) per common share	$ (0.43)	$ 0.01	$ 0.23

* Anti-dilutive

The following table reflects the potential common shares of the Company at December 31, 2003, 2002 and 2001 that have been excluded from the calculation of diluted earnings per share due to anti-dilution.

	2003	2002	2001
Options	5,523,462	2,111,566	920,458
Warrants	3,125,000	2,830,000	3,501,198
Convertible preferred stock	60,574,323	-	-
Total	69,222,785	4,941,566	4,421,656

19. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The liability method of accounting for deferred income taxes requires a valuation allowance against deferred tax assets if, based on the weight of historic available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company recorded income tax expense of $4,927 for the year ended December 31, 2003, which included $7,600 of tax expense to establish a full valuation allowance against the Company's deferred tax assets. The 2003 tax expense was partially offset by $2,673 of tax benefit on the Company's loss from continuing operations.

Significant components of the Company's deferred tax assets and liabilities consisted of the following at December 31, 2003 and 2002:

	2003	2002
Deferred tax assets (liabilities):		
Net operating loss carryforwards	$ 2,956	$ 1,389
Accruals	1,438	1,451
Allowance for bad debts	412	202
Depreciation and amortization	2,395	1,480
Other	399	278
Total deferred tax assets	7,600	4,800
Valuation allowance	(7,600)	-
Total deferred tax assets, net	$ -	$ 4,800

The current portion of the deferred tax asset, which is included in other current assets, was $0 and $1,660 at December 31, 2003 and 2002, respectively.

As of December 31, 2003, the Company has net operating loss carryforwards available of approximately $6,800 for federal tax purposes. These NOL carryforwards expire in the years 2021 through 2023.

The components of income tax expense (benefit) for the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Current:			
Federal	$ -	$ -	$ -
State	127	80	(30)
Total current	127	80	(30)
Deferred:			
Federal	3,980	2,030	(6,634)
State	820	418	(1,362)
Total deferred	4,800	2,448	(7,996)
Total income tax expense (benefit)	$ 4,927	$ 2,528	$ (8,026)

A reconciliation of the tax provision (benefit) at the U.S. Statutory Rate to the effective income tax rate as reported is as follows:

	2003	2002	2001
Tax provision (benefit) at U.S. Statutory Rate	(34) %	34 %	(34) %
State income taxes, net of federal benefit	8 %	5 %	(6) %
Non-deductible expenses and other	(11) %	(5) %	33 %
Change in valuation allowance	104 %	-	(143) %
Effective income tax rate	67 %	34 %	(150) %

20. COMMITMENTS AND CONTINGENCIES

Health Service Organization Lawsuits

In September and October 2001, the following actions were commenced: *Charles Retina Institute, P.C. and Steven T. Charles, M.D. v. OptiCare Health Systems, Inc.*, filed in Chancery Court of Tennessee for the Thirtieth Judicial District at Memphis; *Eye Associates of Southern Indiana, P.C. and Bradley C. Black, M.D. v. PrimeVision Health, Inc.*, filed in United States District Court, Southern District of Indiana; and *Huntington & Distler, P.S.C., John A. Distler, M.D. and Anne C. Huntington, M.D. v. PrimeVision Health, Inc.*, filed in United States District Court, Western District of Kentucky. Plaintiffs (ophthalmology or optometry practices) in each of these actions alleged that our subsidiary, PrimeVision Health, Inc. (referred to as "PrimeVision") defaulted under agreements effective as of April 1, 1999 entitled Services Agreement (HSO Model) (referred to as "Services Agreements") by failing to provide the services allegedly required under those agreements in exchange for annual fees (referred to as "HSO Fees") to be paid to PrimeVision. Plaintiffs also alleged that PrimeVision repudiated any duty to perform meaningful services under the Services Agreements and never intended to provide meaningful services. Plaintiffs seek declaratory relief that they are not required to make any payments of HSO Fees to PrimeVision under the Services Agreements for a variety of reasons, including that plaintiffs are discharged of any duty to make payments, there was no termination of the Services Agreements that would trigger an obligation by plaintiffs to pay PrimeVision the amounts designated in the agreements as being owed upon early termination (referred to as the "Buy-out Price"), the agreements contained an unenforceable penalty, there was lack of consideration, and there was a mutual and material misunderstanding. Plaintiffs also seek damages for non-performance and breach of duty of good faith and fair dealing, and seek to rescind the Services Agreements for fraud in the inducement, material misrepresentation, and mistake. Finally, plaintiffs seek punitive damages and attorneys' fees, interest and costs. PrimeVision also filed denials of all of the material allegations of the complaints in the *Huntington & Distler* and *Eye Associates of Southern Indiana* cases, and asserted counterclaims to recover HSO Fees and the Buy-out Price.

In November 2001, PrimeVision commenced the following action: *PrimeVision Health, Inc. v. Charles Retina Institute and Steven T. Charles, M.D.* filed in United States District Court for the Eastern District of North Carolina, Western District. In this action, PrimeVision sued in North Carolina, which is its principal place of business, one of the practices which had, in an action cited above, sued it in Tennessee. PrimeVision alleged that the Services Agreement and a Transition Agreement, also entered into by Defendant and PrimeVision in April 1999, were part of an integrated transaction in which many practices (referred to as the "Practices") that had previously entered into a physician practice management (referred to as "PPM") arrangement with PrimeVision converted to a health service organization (referred to as "HSO") model. As part of that integrated transaction, the Practices (including Defendant) repurchased assets that they had sold to PrimeVision in or about 1996 and were able to terminate agreements entered into with PrimeVision in 1996 and the obligations thereunder. PrimeVision sought a declaratory judgment that the Services Agreement is enforceable and that Defendant must pay to PrimeVision the annual HSO Fees required under the Services Agreement or, alternatively, the Buy-out Price.

The Multidistrict Litigation. On March 18, 2002, PrimeVision filed a motion with the Judicial Panel on Multidistrict Litigation in Washington, D.C. (referred to as the "Judicial Panel") to transfer the foregoing litigation to a single federal district court for consolidated or coordinated pretrial proceedings. Over the opposition of the plaintiffs, the Judicial Panel granted the motion and ordered that all of the cases be consolidated in the U.S. District Court for the Western District of Kentucky under the caption *In re PrimeVision Health, Inc. Contract Litigation*, MDL 1466 ("MDL 1466").

In October and November 2002, PrimeVision commenced the following actions:

8. *PrimeVision Health, Inc. v. The Brinkenhoff Medical Center, Inc., Michael Brinkenhoff, M.D., Tri-County Eye Institute, and Mark E. Schneider, M.D.*, filed in the United States District Court for the Central District of California;

9. *PrimeVision Health, Inc. v. Robert M. Thomas, Jr., M.D., a medical corporation, Robert M. Thomas, Jr., M.D., Jeffrey P. Wasserstrom, M.D., a medical corporation, Jeffrey P. Wasserstrom, M.D., Lawrence S. Rice, a medical corporation and Lawrence S. Rice, M.D.*, filed in the United States District Court for the Southern District of California;

10. *PrimeVision Health, Inc. v. The Milne Eye Medical Center, P.C. and Milton J. Milne, M.D.*, filed in the United States District Court for the District of Maryland;

11. *PrimeVision Health, Inc. v. Eye Surgeons of Indiana, P.C., Michael G. Orr, M.D., Kevin L. Waltz, M.D. and Surgical Care, Inc.*, in the United States District Court for the Southern District of Indiana, Indianapolis Division;

12. *PrimeVision Health, Inc. v. Downing-McPeak Vision Centers, P.S.C. and John E. Downing, M.D.*, in the United States District Court for the Western District of Kentucky, Bowling Green Division;

13. *Prime Vision Health, Inc. v. HCS Eye Institute, P.C., Midwest Eye Institute of Kansas City, John C. Hagan, III, M.D. and Michael Somers, M.D.*, filed in the United States District Court for the Western District of Missouri; and

14. *PrimeVision Health, Inc. v. Delaware Eye Care Center, P.A., a professional corporation; and Gary Markowitz, M.D.*, filed in the Superior Court of the State of Delaware, New Castle County.

PrimeVision requested the Judicial Panel to transfer all of the actions except No. 7 to Kentucky and consolidate them as part of MDL 1466. (Action 7 could not be transferred because it was filed in state court.) The Judicial Panel entered a conditional transfer order for such actions, and because there was no opposition to transfer and consolidation in Actions 4, 5 and 6, they are now part of MDL 1466. One practice defendant in Action 1, and the defendants in Actions 2 and 3 opposed transfer to MDL 1466. On April 11, 2003, the Judicial Panel denied those defendants' motions to vacate the Judicial Panel's order to conditionally transfer the actions to the Western District of Kentucky and ordered the remaining three actions transferred to the Western District of Kentucky for inclusion in the coordinated or consolidated pretrial proceedings occurring there.

The actions filed by PrimeVision contain similar allegations as the action PrimeVision filed against Charles Retina Institute in North Carolina District Court as described above. Instead of declaratory relief, however, PrimeVision seeks money damages for payment of the contractual Buy-Out Price.

All of the defendants have denied the material allegations of the complaints, and the defendants in Actions 3, 4, 5, 6 and 7 above have asserted counterclaims and seek relief similar to the claims asserted and relief sought by the practices in the *Charles Retina, Eye Associates of Southern Indiana* and *Huntington & Distler* cases. PrimeVision has denied all of the material allegations of the counterclaims.

The parties have exchanged written discovery and have begun taking depositions. PrimeVision also is willing to discuss a potential settlement with any or all of the Practices, although there is no indication that the Practices are prepared to discuss settlement on the same general basis or terms as PrimeVision. At this stage of the actions, we are unable to form an opinion as to the likely outcome or the amount or range of potential loss, if any.

During 2002 and 2003, we reached settlement with two HSO Practices with which we were in litigation and with 11 other practices with which we were not in litigation but where there was a mutual desire to disengage from the Services Agreements. While we continue to meet our contractual obligations by providing the requisite services under our Services Agreements, we are in the process of disengaging from a number of these arrangements.

Other Litigation

OptiVest, LLC v. OptiCare Health Systems, Inc., OptiCare Eye Health Centers, Inc. and Dean Yimoyines, filed in the Superior Court, Judicial District of Waterbury, Connecticut on January 14, 2002. Plaintiff is a Connecticut limited liability corporation that entered into an Asset Purchase Agreement for certain of our assets. We believe we properly cancelled the Asset Purchase Agreement pursuant to its terms. Plaintiff maintains that it incurred expenses in investigating a potential purchase of certain assets, that we misled it with respect to our financial condition, and, as a result, Plaintiff has suffered damages. Plaintiff seeks specific performance of the Asset Purchase Agreement and an injunction prohibiting us from interfering with concluding the transactions contemplated by the Asset Purchase Agreement. Further, Plaintiff alleges a breach of contract with regard to the Asset Purchase Agreement. Plaintiff further alleges we engaged in innocent misrepresentation, negligent misrepresentation, intentional and fraudulent misrepresentation, and unfair trade practices with respect to the Asset Purchase Agreement.

The parties agreed to non-binding mediation, which began in April 2003 and will continue at a later date to be agreed by the parties. At the mediation, OptiVest, LLC agreed to withdraw its lawsuit and continue to attempt to resolve this matter through non-binding mediation. Optivest LLC has withdrawn its lawsuit however non-binding mediation has not been successful and the parties will submit this matter to binding arbitration to be scheduled in the future.

Threatened Litigation

As previously reported, in the fourth quarter of 2002, the Company received notice from an attorney representing a physician employed by our professional affiliate regarding a possible employment claim and expressing disagreement with the computation of physicians' salaries in the professional affiliate, alleged mismanagement of our company and/or the professional affiliate, possible conflicts of interests and unlawful practice and/or compensation issues. In April 2003 the parties proceeded with non-binding mediation and believed the matter had been resolved, however, since that time the parties have been in discussion regarding the resolution reached at the mediation and no formal settlement agreement has been entered into at this time.

In the normal course of business, the Company is both a plaintiff and defendant in lawsuits incidental to its current and former operations. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 2003 cannot be ascertained. Management is of the opinion that, after taking into account the merits of defenses and established reserves, the ultimate resolution of these matters will not have a material adverse effect in relation to the Company's consolidated financial position or results of operations.

21. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Historical quarterly results have been restated, as presented below, to reflect the Company's adoption of SFAS No. 145, which resulted in the reclassification of the Company's previously reported gain from extinguishment of debt of $8,789 and related income taxes of $3,475 in 2002 from an extraordinary item to continuing operations.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Net revenue	$ 31,996	$ 32,897	$ 32,946	$27,793
Gross profit	10,225	10,484	9,022	8,692
Income (loss) from continuing operations	160	(2,173)	(8,479)	(1,861)
Net income (loss)	160	(2,173)	(8,479)	(1,861)
Preferred stock dividend	(140)	(160)	(159)	(159)
Basic and diluted earnings (loss) per share :				
Loss from continuing operations	0.00	(0.08)	(0.29)	(0.07)
Net loss	0.00	(0.08)	(0.29)	(0.07)
2002				
Net revenue	$ 23,290	$ 24,046	$ 23,010	$ 21,185
Gross profit	6,612	7,478	8,193	7,700
Income (loss) from continuing operations	4,868	(125)	104	21
Discontinued operations	189	(3,945)	(23)	(342)
Net income (loss)	5,057	(4,070)	81	(321)
Preferred stock dividend	(103)	(142)	(143)	(143)
Basic earnings (loss) per share :				
Income (loss) from continuing operations	0.37	(0.02)	(0.01)	(0.01)
Net income (loss)	0.39	(0.33)	(0.01)	(0.04)
Diluted earnings (loss) per share :				
Income (loss) from continuing operations	0.08	(0.02)	(0.01)	(0.01)
Net income (loss)	0.08	(0.33)	(0.01)	(0.04)

Quarterly and year-to-date computations of earnings per share amounts are made independently. Therefore, the sum of earnings per share amounts for the quarters may not agree with the per share amounts for the year.

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CORPORATE INFORMATION

BOARD OF DIRECTORS

Dean J. Yimoyines, M.D.
Chairman of the Board
and Chief Executive Officer,
OptiCare Health Systems, Inc.

Eric J. Bertrand
Director,
Palisade Capital Management, LLC

Norman S. Drubner, Esq. (1),(2)
Senior Partner & Founder,
Drubner, Hartley & O'Connor

Mark S. Hoffman
Managing Director,
Palisade Capital Management, LLC

Richard L. Huber (1),(2)
Chief Executive Officer, Norte Sur Partners
Former Chairman, President and CEO, Aetna, Inc.

Clark A. Johnson (1)
Chairman, PSS World Medical, Inc.
Retired Chairman and CEO, Pier 1 Imports

Melvin Meskin
Chairman, Refac
Retired Vice President-Finance,
Verizon Communications, Inc.

Mark S. Newman (2)
Chairman, President and CEO, DRS Technologies, Inc.
Chairman, American Electronics Association

Committees of the Board
(1) Compensation Committee Member
(2) Audit Committee Member

EXECUTIVE OFFICERS

Dean J. Yimoyines, M.D.
Chairman and
Chief Executive Officer

Lance A. Wilkes
President and Chief Operating Officer

William A. Blaskiewicz, C.P.A.
Vice President, Chief Financial Officer

Christopher J. Walls, Esq.
Vice President, General Counsel

Gordon A. Bishop
President, Consumer Vision Division
President, Distribution Sector of
Distribution & Technology Division

Jason M. Harrold
President, Managed Vision Division

CORPORATE HEADQUARTERS

87 Grandview Avenue
Waterbury, CT 06708
Phone: (203) 596-2236
www.opticare.com

CORPORATE COUNSEL

Christopher J. Walls, Esq.
General Counsel
87 Grandview Avenue
Waterbury, CT 06708
Phone: (203) 596-2236

INDEPENDENT AUDITORS

Deloitte & Touche, LLP
Stamford, CT 06902

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 288-9541
www.melloninvestor.com

STOCK LISTING

American Stock Exchange
Symbol: OPT

INVESTOR RELATIONS

Lippert/Heilshorn & Associates, Inc.
800 Third Avenue
New York, New York 10022
Phone: (212) 838-3777

FORM 10-K

A copy of the Company's Annual Report on Form 10-K submitted to the Securities and Exchange Commission will be furnished, without charge, to any stockholder of the Company entitled to vote at the Company's 2004 Annual Meeting of Stockholders, upon request to the Company's Corporate Secretary at:
87 Grandview Avenue
Waterbury, CT 06708



OptiCare®

HEALTH SYSTEMS, INC.

87 Grandview Avenue • Waterbury, Connecticut 06708